Exhibit 99.1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION . 4 SELECTED FINANCIAL DATA . 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS . 7 RECENT DEVELOPMENTS 28 SIGNATURES 34 FINANCIAL STATEMENTS 35

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 218 to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 27, 2020, or our 2019 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; General economic and political conditions, in particular in the countries where we operate; Government regulations and tax laws and amendments to such regulations and laws; Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; Disruptions and volatility in the global financial markets; Increases in compulsory deposits and reserve requirements; Regulation and liquidation of our business on a consolidated basis; Obstacles for holders of our shares and ADSs to receive dividends; Failure or hacking of our security and operational infrastructure or systems; Our ability to protect personal data; Strengthening of competition and industry consolidation; Changes in our loan portfolio and changes in the value of our securities and derivatives; Losses associated with counterparty exposure; Our exposure to the Brazilian public debt; Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; The effectiveness of our risk management policy; Damage to our reputation; The capacity of our controlling stockholder to conduct our business;

Difficulties during the integration of acquired or merged businesses; Effects from socio-environmental issues; The duration and spread of the 2019 novel coronavirus (“COVID-19”) pandemic and the outbreak of diseases or similar public health threat; Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition; and Other risk factors as set forth in our 2019 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of September 30, 2020 and December 31, 2019 and the reference dates for information derived from our statement of income are the nine-month periods ended September 30, 2020 and 2019, except where otherwise indicated. Our unaudited interim consolidated financial statements as of September 30, 2020 and for the nine-month period then ended, included at the end of this current report on Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our unaudited interim consolidated financial statements as of September 30, 2020 and for the nine-month period then ended were subject to limited review procedures by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IAS 34 issued by the IASB.

SELECTED FINANCIAL DATA We present below our selected financial data derived from our unaudited interim consolidated financial statements included at the end of this current report on Form 6-K. Our unaudited interim consolidated financial statements are presented as of September 30, 2020 and for the nine-month period then ended and have been prepared in accordance with IAS 34 issued by the IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

Income Information	Nine-month period ended September 30, 2020	2019	Variation
	(In millions of R$, except percentages and basis points)		
Operating Revenues	63,267	83,683	(24.4)%
Net interest income[1]	30,349	50,593	(40.0)%
Non-interest income[2]	32,918	33,090	(0.5)%
Expected Loss from Financial Assets and Claims	(21,770)	(11,827)	84.1%
Other operating income (expenses)	(50,158)	(48,432)	3.6%
Net income	6,874	19,098	(64.0)%
Return on Average Equity – Annualized - Consolidated[3]	12.8%	21.4%	(860) bps

(1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions.

(2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income.

(3) The return on average equity is calculated by dividing the Net Income by the Average Stockholders' Equity. This average considers the Stockholders' Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings.

Balance Sheet Information	As of September 30, 2020	As of December 31, 2019	Variation
	(In millions of R$, except percentages and basis points)		
Total assets	1,998,284	1,637,481	22.0%
Total loans and finance lease operations	692,508	585,791	18.2%
(-) Provision for expected loss	(46,702)	(36,029)	29.6%
Tier I capital - in %	12.4%	14.6%	(220) bps
Common equity tier I - in %	13.7%	13.3%	40 bps

Other Information	Nine-month period ended September 30, 2020	2019	Variation %
Net income per share – R$ [1]	1.02	1.89	(46.0)
Weighted average number of outstanding shares - basic	9,758,667,061	9,738,576,007	0.2
Total Number of Employees	96,948	96,764	0.2
Brazil	84,272	83,536	0.9
Abroad	12,676	13,228	(4.2)
Total Branches and CSBs – Client Service Branches	4,432	4,704	(5.8)
ATM – Automated Teller Machines [2]	45,889	47,518	(3.4)

(1) Calculated based on the weighted average number of outstanding shares for the period.

(2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in "Item 4. Information on the Company" in our 2019 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in "Forward-Looking Statements" herein and in our 2019 Form 20-F.

Results of Operations

The table below presents our summarized consolidated statement of income for the nine-month periods ended September 30, 2020 and 2019. The interest rates cited are expressed in Brazilian *reais* and include the effect of the variation of the *real* against foreign currencies. For more information on the products and services we offer, see "Item 4. Information on the Company" in our 2019 Form 20-F.

Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	**Nine-month period ended September 30,**		**Variation**	
	2020	**2019**	**R$ million**	**%**
	(In millions of R$)			
Operating revenues	**63,267**	**83,683**	**(20,416)**	**(24.4)**
Net interest income[1]	30,349	50,593	(20,244)	(40.0)
Non-interest income[2]	32,918	33,090	(172)	(0.5)
Expected loss from financial assets and claims	**(21,770)**	**(11,827)**	**(9,943)**	**84.1**
Other operating income (expenses)	**(50,158)**	**(48,432)**	**(1,726)**	**3.6**
Net income before income tax and social contribution	**(8,661)**	**23,424**	**(32,085)**	**(137.0)**
Current and deferred income and social contribution taxes	15,535	(4,326)	19,861	-
Net income	**6,874**	**19,098**	**(12,224)**	**(64.0)**
Net income attributable to owners of the parent company	**9,914**	**18,439**	**(8,525)**	**(46.2)**

(1) Includes:

(i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$89,180 million and R$89,600 million in the nine-month periods ended September 30, 2020 and 2019, respectively);
(ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$7,647 million and R$17,762 million in the nine-month periods ended September 30, 2020 and 2019, respectively);
(iii) interest and similar expenses (R$(62,919) million and R$(61,967) million in the nine-month periods ended September 30, 2020 and 2019, respectively);
(iv) adjustments to fair value of financial assets and liabilities (R$(7,020) million and R$2,952 million in the nine-month periods ended September 30, 2020 and 2019, respectively); and
(v) foreign exchange results and exchange variations in foreign transactions (R$3,461 million and R$2,246 million in the nine-month periods ended September 30, 2020 and 2019, respectively).

(2) Includes commissions and banking fees, income from insurance and private pension operations before claim and sellingexpenses and other income.

Nine-month period ended September 30, 2020 compared to nine-month period ended September 30, 2019.

Net income attributable to owners of the parent company decreased by 46.2% to R$9,914 million for the nine-month period ended September 30, 2020 from R$18,439 million for the same period of 2019. This result is mainly due to a 24.4% decrease in operating revenues and an 84.1% increase in expected losses from financial assets and claims. The decrease in net income attributable to owners of the parent company was partially offset by

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a R$19,861 million increase in current and deferred income and social contribution taxes. These line items are further described below: Net interest income decreased by R$20,244 million, or 40.0%, for the nine-month period ended September 30, 2020 compared to the same period of 2019, mainly due to a decrease of R$9,972 million in the adjustment to the fair value of financial assets and liabilities. The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal depreciation of the real against the U.S. dollar was 35.5% for the nine-month period ended September 30, 2020 compared to a depreciation of 4.0% for the same period of 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$19,556 million for the nine-month period ended September 30, 2020, compared to a loss of R$3,135 million for the same period of 2019. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income decreased by R$3,823 million for the nine-month period ended September 30, 2020 compared to the same period of 2019. o Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income decreased by 0.5% for the nine-month period ended September 30, 2020 compared to the same period of 2019, due to a R$4,667 million decrease in income from securities purchased under agreements to resell and a R$1,892 million decrease in compulsory deposits with the Central Bank, as a result of lower interest rates. On September 30, 2020, the SELIC rate was 1.90% per annum and on September 30, 2019, the SELIC rate was 5.40% per annum. These decreases were partially offset by a R$837 million increase in income from our loan operations. While the balance of our loan portfolio increased 19.6% in this period, income from our loan portfolio increased 1.4%. This is mainly due to: (i) lower spreads on credit products, particularly for government sponsored facilities for our micro/small and medium businesses segment, (ii) lower interest rate in working capital loans and (iii) regulatory changes, especially CMN Resolution No. 4,765, which caps interest rates for checking account overdraft facilities up to 8% per month. In addition, the result was partially offset by an increase of R$5,303 million in income from financial assets at fair value through other comprehensive income mainly due to exchange rate fluctuations. o Interest and similar expenses increased by 1.5% for the nine-month period ended September 30, 2020 compared to the same period of 2019, mainly due to an increase in expenses from interbank market funds, mainly as a result of a R$14,848 million increase in the balance of import and export financings, which was affected by exchange rate fluctuations. This result was partially offset by (i) our financial expense from technical provisions for insurance and private pension plans, which amounted to an expense of R$1,755 million for the nine-month period ended September 30, 2020 compared to an expense of R$12,933 million for the same period of 2019, as a result of the devaluation of investment fund quotas and consequent effect on the private pension plans; and (ii) a R$8,451 million decrease in securities sold under repurchase agreements, mainly as a result of the decrease of R$33,823 million in the balance of assets pledged as collateral, especially in government securities. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our unaudited interim consolidated financial statements for further details on Net interest and similar income. Non-interest income decreased by 0.5% to R$172 million for the nine-month period ended September 30, 2020 compared to the same period of 2019. This decrease was mainly due to a 13.5%, or R$1,572 million, decrease in revenues from credit and debit card transactions, including acquiring business, revenues from merchant discount rate, rental of equipment and prepayments, which decreased particularly from the second half of March 2020 due to social distancing measures adopted in response to the COVID-19 pandemic. This result was offset by the following: (i) a 19.9%, or R$786 million, increase in asset management fees due to an increase of 10.8% in assets under administration; and (ii) a 40.0%, or R$593 million, increase in income from advisory and brokerage services, mainly due to increased activity in the capital markets. As of September 30, 2020, we acted as underwriter on fixed income transactions in Brazil totaling R$5,014 million and we were ranked first in volume of deals by the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) in this segment. We also provided financial advisory services for 35 M&A transactions in South America, totaling US$ 8,362 million and we were ranked first place in number of deals by Dealogic. The following chart shows the main components of our banking service fees for the nine-month periods ended September 30, 2020 and 2019:

Please see “Note 22 – Commissions and Banking Fees” to our unaudited interim consolidated financial statements for further details on banking service fees. Expected Loss from Financial Assets and Claims increased by R$9,943 million, or 84.1%, for the nine-month period ended September 30, 2020 compared to the same period of 2019, mainly due to an increase in expected loss with loan and lease operations of R$8,021 million for the nine-month period ended September 30, 2020. This increase is related to the changes in the macroeconomic scenario and financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic. In the three-month period ended September 30, 2020 compared to the three-month period ended on June 30, 2020, our expected loss with loan and lease operations decreased by R$1,043 million. Our expected loss provisioning model, updated according to macroeconomic conditions, recognized lower provisions in the Wholesale Banking segment in Brazil. Please see “Note 10—Loan and lease operations portfolio” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of September 30, 2020, our 90-day NPL ratio was 2.6%, a decrease of 78 basis points compared to September 30, 2019. In this period, we recorded a 67 basis points decrease in our companies loan portfolio 90-day NPL ratio and a 59 basis points decrease in our individuals loan portfolio 90-day NPL ratio, mainly due to loan reprofiling offered to our clients in response to the COVID-19 pandemic. The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 90-day non-performing loans in the period.

o We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of September 30, 2020, our 15 to 90 days NPL ratio was 1.9%, a decrease of 43 basis points compared to September 30, 2019. In this period, we recorded a 23 basis point decrease in the 15 to 90-day NPL ratio for our company portfolio and a 42 basis point decrease in the 15 to 90-day ratio for our individuals portfolio. In the three-month period ended September 30, 2020, the increase in the 15 to 90 days NPL ratio for our individuals portfolio is mainly due to the maturity of loan reprofiled in response to the COVID-19 pandemic. As of September 30, 2020, our reprofiled loan portfolio was R$53.5 million, marginally higher than as of June 30, 2020. We believe that this deceleration of the growth of the portfolio is directly linked to the improvement in the macroeconomic environment which decreased the demand for this relief program. Further, by the end of September 30, 2020, 75% of the grace periods relating to the reprofiled portfolio had expired. Accordingly, only 6.4% of the amount outstanding under the reprofiled portfolio was delinquent between 15 and 90 days and 0.6% were delinquent for more than 90 days. The chart below shows a comparison of both NPL ratios for each quarter as of September 30, 2019 through to September 30, 2020: o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of September 30, 2020, our coverage ratio was 339.2% compared to a ratio of

207.9% as of September 30, 2019. This increase was mainly due to increased provisions for expected losses from loans to individuals and companies, driven by an increase in the balance of our loan portfolio for these segments and changes in the macroeconomic scenario and our customers’ financial perspectives as of the second half of March 2020 due to the economic effects of the COVID-19 pandemic, which was captured by our expected loss provisioning model. This increase accelerated in the three-month period ended September 30, 2020 due to the increase in provisions and a decrease in the balance of 90-day non-performing loans, mentioned above. The chart below shows a comparison in the coverage ratios for each quarter as of September 30, 2019 through September 30, 2020: Other Operating Income (Expenses) increased by 3.6% to an expense of R$50,158 million for the nine-month period ended September 30, 2020 from an expense of R$48,432 million for the same period of 2019 mainly due to three non-recurring events: (i) the goodwill and intangible assets impairment recorded by Itaú Corpbanca; (ii) a donation of R$1,047 million made to Todos pela Saúde (All for Health) and (iii) an increase of R$2,385 million in personnel expenses due to our 2019 Voluntary Severance Program. Disregarding the non-recurring events discussed above, our operating income (expenses) decreased by 3.3% to an expense of R$40,263 million for the nine-month period ended September 30, 2020 from an expense of R$41,616 million for the same period of 2019, mainly due to: (i) a R$556 million decrease in personnel expenses due to reduced number of employee terminations, which were suspended from March through September, 2020. In addition, our expenses with profit sharing were reduced as a result of the challenging macroeconomic scenario, due to the COVID-19 pandemic. This result was partially offset by: (a) an increase in compensation, mainly due to an increase in the total number of employees, particularly technology professionals, and (b) the negotiation of the collective bargaining agreement, which provided for a 1.5% salary adjustment and a R$2,000 bonus paid in September to employees in Brazil. (ii) a R$290 million decrease in administrative expenses, particularly reduced data processing and telecommunications, advertising, promotion and publicity expenses, and travel and transportation expenses, due to reduced commuting and remote working arrangements adopted during the COVID-19 pandemic; and (iii) a R$539 million decrease in credit cards selling expenses, related to REDE’s accreditation and reduction 12 in expenses with credit card brands, due to reduced economic activity. Please see “Note 23—General and administrative expenses” to our unaudited interim consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to a gain of R$15,535 million for the nine-month period ended September 30, 2020, from an expense of R$4,326 million for the same period of 2019. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income,” which amounted to a loss of R$17,720 million for the nine-month period ended September 30, 2020 compared to a gain of R$2,839 million for the same period of 2019. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased 69.5% for the nine-month period ended September 30, 2020 compared to the same period of 2019. This decrease is mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. Please see “Note 24 – Taxes” to our unaudited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IAS 34 issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. Non-recurring events correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The impairment of goodwill and intangible assets recorded by Itaú Corpbanca, the donation made to “Todos pela Saúde” and our 2019 voluntary severance program are non-recurring events and, as such, do not impact the results and analysis regarding our segment information below. For more information on our segments, see “Item 4. Information on the Company” in our 2019 Form 20-F and “Note 30 – Segment information” to our unaudited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2020 to September 30, 2020: 13

Summarized Consolidated Statement of Income from January 1, 2020 to September 30, 2020[1]	Retail Banking (a)	Wholesale Banking (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated[2]
			(In millions of R$)			
Operating revenues	54,829	23,592	7,184	85,605	(22,338)	63,267
Cost of Credit	(16,977)	(7,204)	6	(24,175)	3,419	(20,756)
Claims	(1,007)	(7)	-	(1,014)	-	(1,014)
Other operating income (expenses)	(29,603)	(11,846)	(351)	(41,800)	(8,358)	(50,158)
Income tax and social contribution	(2,181)	(994)	(2,130)	(5,305)	20,840	15,535
Non-controlling interest in subsidiaries	(101)	(28)	(34)	(163)	3,203	3,040
Net income	**4,960**	**3,513**	**4,675**	**13,148**	**(3,234)**	**9,914**

(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Banking", "(b) Wholesale Banking" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) Net income presented refers to "net income attributable to owners of the parent company".

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially "Note 30 – Segment information." The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS.

Nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019.

(a) Retail Banking

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the nine-month periods ended September 30, 2020 and 2019:

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Summarized Consolidated Statement of Income - Retail Banking	Nine-month period ended September 30,		Variation	
	2020	2019	R$ million	%
	(In millions of R$)			
Operating revenues	54,829	58,262	(3,433)	(5.9)
Interest margin	31,996	34,312	(2,316)	(6.8)
Non-interest income (1)	22,833	23,949	(1,116)	(4.7)
Cost of credit and claims	(17,984)	(12,733)	(5,251)	-
Other operating income (expenses)	(29,603)	(30,732)	1,129	(3.7)
Income tax and social contribution	(2,181)	(5,063)	2,883	-
Non-controlling interest in subsidiaries	(101)	(151)	50	(33.2)
Net income	**4,960**	**9,583**	**(4,623)**	**(48.2)**

(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from Retail Banking decreased by 48.2%, to R$4,960 million for the nine-month period ended September 30, 2020 from R$9,583 million for the same period of 2019. These results are explained as follows:

Operating revenues: decreased by 5.9% for the nine-month period ended September 30, 2020 compared to the same period of 2019, due to:

(i) a decrease of 6.8% in interest margin driven by an increase in credit products that command lower spreads, especially in government sponsored facilities to our micro/small and medium businesses segment; lower interest rate in working capital loans, and
(ii) a decrease of 4.7% in non-interest income, especially due to reduced revenues from credit and debit cards fees, resulting from a reduction of the volume of credit and debit cards transactions since the second half of March 2020, due to social distancing measures adopted in response to the COVID-19 pandemic.

Cost of credit and claims increased by R$5,251 million for the nine-month period ended September 30, 2020 compared to the same period of 2019, mainly due to the change in the macroeconomic scenario and the financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic.

Other operating income (expenses) decreased by R$1,128 million for the nine-month period ended September 30, 2020 compared to the same period in 2019, mainly due to a decrease in personnel expenses as a result of a reduction in employee terminations, which were suspended from March through September, 2020. In addition, we incurred reduced profit-sharing expenses as a result of the challenging macroeconomic scenario. This result was partially offset by: (i) an increase in compensation, mainly due to an increase in the total number of employees, particularly technology professionals, and (ii) the negotiation of the collective bargaining labor agreement, which provided for a 1.5% salary adjustment and a R$2,000 bonus paid to employees in Brazil.

Income tax and social contribution for this segment, as well as for the Wholesale Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and

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the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. (b) Wholesale Banking This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the nine-month periods ended September 30, 2020 and 2019: Nine-month period ended Variation Summarized Consolidated Statement of Income -September 30, Wholesale Banking 2020 2019 R$ million % (In millions of R$) Operating revenues 23,592 22,199 1,393 6.3 Interest margin 14,577 13,992 586 4.2 Non-interest income (1) 9,015 8,208 808 9.8 Cost of credit and claims (7,210) (544) (6,666) -Other operating income (expenses) (11,846) (11,310) (536) 4.7 Income tax and social contribution (995) (3,068) 2,073 -Non-controlling interest in subsidiaries (28) (467) 439 (94.0) Net income 3,513 6,809 (3,296) (48.4) (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Wholesale Banking decreased 48.4% to R$3,513 million for the nine-month period ended September 30, 2020 from R$6,809 million for the same period of 2019. These results are explained as follows: Operating revenues: increased by R$1,393 million, or 6.3%, for the nine-month period ended September 30, 2020 compared to the same period of 2019, due to: (i) an increase of 4.2% in interest margin, driven by a 21.2% increase in the balance of our corporate loan portfolio (credit origination by aggregate amount of loans increased by 56.8%), mainly due to an increase of working capital, vehicle and export/import financings; and (ii) an increase of 9.8% in non-interest income, especially due to: (a) revenues from asset management fees, which increased by 19.9% due to the increase of 10.8% in assets under administration; and (b) income from advisory and brokerage services, which increased by 40.0%, mainly due to an increased activity in the capital markets. As of September 30, 2020, we acted as underwriter on fixed income transactions in Brazil totaling R$5,014 million and we were ranked first in volume of deals by the ANBIMA in this segment. We 16 also provided financial advisory services for 35 M&A transactions in South America, totaling US$ 8,362 million and we were ranked first place in number of deals by Dealogic. Cost of credit and claims increased by R$6,666 million for the nine-month period ended September 30, 2020 compared to the same period of 2019, mainly due to changes in the macroeconomic scenario and the financial perspectives of companies as of the second half of March 2020 as a result of the COVID-19 pandemic, in which we recorded a provision for loan losses and impairment charges in our portfolio of corporate securities in Brazil of R$4,385 million, compared to the same period of 2019, in which we recorded a reversal of R$852 million in provisions for loan losses and impairment charges. Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. (c) Activities with the Market + Corporation (formerly Trading & Institutional) This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the nine-month periods ended September 30, 2020 and 2019: Nine-month period ended Variation Summarized Consolidated Statement of Income -September 30, Activities with the Market + Corporation 2020 2019 R$ million % (In millions of R$) Operating revenues 7,184 7,496 (312) (4.2) Interest margin 5,935 6,887 (951) (13.8) Non-interest income (1) 1,248 609 639 104.9 Cost of credit and claims 6 (0) 6 -Other operating income (expenses) (351) (805) 454 (56.4) Income tax and social contribution (2,130) (1,980) (149) -Non-controlling interest in subsidiaries (34) (36) 2 (5.3) Net income 4,675 4,675 (0) (0.0) (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Activities with the Market + Corporation remained stable in the nine-month period ended 17

September 30, 2020 compared to the same period of 2019. We recorded slightly lower gains from our trading desk and a reduction in investments abroad, which were largely offset by earnings from other companies.

Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution.

Balance Sheet

We present below our summarized balance sheet as of September 30, 2020 and December 31, 2019. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of September 30, 2020	As of December 31, 2019	Variation	
			R$ million	%
	(In millions of R$)			
Cash	47,069	30,367	16,702	55.0
Financial assets at amortized cost	1,336,037	1,101,892	234,145	21.2
Compulsory deposits in the Central Bank of Brazil	87,954	91,248	(3,294)	(3.6)
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	513,198	366,130	147,068	40.2
Loan and lease operations portfolio	692,508	585,791	106,717	18.2
Other financial assets[1]	89,079	94,752	(5,673)	(6.0)
(-) Provision for Expected Loss	(46,702)	(36,029)	(10,673)	29.6
Financial assets at fair value through other comprehensive income	93,691	76,660	17,031	22.2
Financial assets at fair value through profit or loss	392,317	322,929	69,388	21.5
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	56,699	56,673	26	0.0
Tax assets	72,471	48,960	23,511	48.0
Total assets	**1,998,284**	**1,637,481**	**360,803**	**22.0**

(1) Other assets includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets.

<u>September 30, 2020 compared to December 31, 2019.</u>

<u>Total assets</u> increased by R$360,803 million, or 22.0%, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and in our loan and lease operations portfolio. This result was partially offset by an increase in provisions for expected losses. These results are further described below:

Interbank deposits, securities purchased under agreements to resell and securities at amortized cost increased by R$147,068 million, or 40.2% as of September 30, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$120,621 million in securities purchased under agreements to resell and (ii) R$27,335 million in the balance of interbank deposits which were affected by exchange rate fluctuations.

Please see "Note 4 - Interbank deposits and securities purchased under agreements to resell" and "Note 9 - Financial assets at amortized cost – Securities" to our unaudited interim consolidated financial statements for

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further details.

Loan and lease operations portfolio increased by R$106,717 million, or 18.2%, as of September 30, 2020, compared to December 31, 2019, mainly due to the following increases:

(i) 29.1% in our micro/small and medium businesses loan portfolio (credit origination by aggregate amount of loans increased by 44.5%), mainly due to an increase in working capital loans, due to government sponsored facilities such as the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (FGI). These government initiatives aim to guarantee financial resources for micro and small enterprises to enable them to maintain their activities during the COVID-19 pandemic and the resulting economic crisis.
(ii) 30.4% in our corporate loan portfolio (credit origination by aggregate amount of loans increased by 30.2%), mainly due to working capital loans, vehicle and export/import financings; and
(iii) 34.2% in our Latin America loan portfolio as a result of exchange rate fluctuations.

These increases were partially offset by a decrease of 1.2% in our individuals loan portfolio mainly due to the reduction of the volume of credit and debit cards transactions as of the second half of March 2020, due to social distancing measures adopted in response to the COVID-19 pandemic. Which was partially offset by the following increases: (i) 13.1% in vehicles financing and (ii) 10.2% in mortgage loans.

Loan and Lease Operations, by asset type	As of September 30, 2020	As of December 31, 2019	Variation	
			R$ million	%
	(In millions of R$)			
Individuals	237,631	240,490	(2,859)	(1.2)
Credit card	78,326	91,676	(13,350)	(14.6)
Personal loan	36,885	34,892	1,993	5.7
Payroll loans	50,995	49,608	1,387	2.8
Vehicles	21,459	18,968	2,491	13.1
Mortgage loans	49,966	45,346	4,620	10.2
Corporate	131,403	100,789	30,614	30.4
Micro/Small and Medium Businesses	117,138	90,733	26,405	29.1
Foreign Loans Latin America	206,336	153,779	52,557	34.2
Total Loan operations and lease operations portfolio	**692,508**	**585,791**	**106,717**	**18.2**

Please see "Note 10—Loan and lease operations portfolio" to our unaudited interim consolidated financial statements for further details.

Financial assets at fair value through other comprehensive income increased by R$17,031 million, or 22.2% as of September 30, 2020 compared to December 31, 2019, mainly due to an increase of R$12,540 million in Brazilian government securities, due to increased demand for liquidity, and also an increase of R$2,203 million in corporate securities, mainly Eurobonds.

Please see "Note 8 – Financial assets at fair value through other comprehensive income – Securities" to our unaudited interim consolidated financial statements for further details.

Financial assets at fair value through profit or loss increased by R$69,388 million, or 21.5% as of September 30, 2020, compared to December 31, 2019, mainly due to the increase of R$34,288 million in derivatives, both for our

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proprietary hedging strategy and that for clients' operations. This increase relates to increased market volatility resulting from the COVID-19 pandemic.

Please see "Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss —Securities" and "Note 6 – Derivatives" to our unaudited interim consolidated financial statements for further details.

Tax assets increased by R$23,511 million, or 48.0% as of September 30, 2020, compared to December 31, 2019, due to (i) impact of fiscal hedge from our investments abroad and (ii) increases in provision for expected loss in the period.

Please see "Note 24 – Taxes" to our unaudited interim consolidated financial statements for further details.

We present below our summarized balance sheet – liabilities and stockholders' equity as of September 30, 2020 and December 31, 2019. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of September 30, 2020	As of December 31, 2019	Variation	
			R$ million	%
	(In millions of R$)			
Financial Liabilities	1,564,688	1,211,999	352,689	29.1
At Amortized Cost	1,480,989	1,159,830	321,159	27.7
Deposits	765,019	507,060	257,959	50.9
Securities sold under repurchase agreements	303,554	256,583	46,971	18.3
Interbank market funds, Institutional market funds and other financial liabilities	412,416	396,187	16,229	4.1
At Fair Value Through Profit or Loss	79,018	48,029	30,989	64.5
Provision for Expected Loss	4,681	4,140	541	13.1
Provision for insurance and private pensions	216,338	218,334	(1,996)	(0.9)
Provisions	19,788	21,454	(1,666)	(7.8)
Tax liabilities	6,643	7,891	(1,248)	(15.8)
Other liabilities	42,899	28,338	14,561	51.4
Total liabilities	**1,850,356**	**1,488,016**	**362,340**	**24.4**
Total stockholders' equity attributed to the owners of the parent company	**135,825**	**136,925**	**(1,100)**	**(0.8)**
Non-controlling interests	12,103	12,540	(437)	(3.5)
Total stockholders' equity	**147,928**	**149,465**	**(1,537)**	**(1.0)**
Total liabilities and stockholders' equity	**1,998,284**	**1,637,481**	**360,803**	**22.0**

Total liabilities and stockholders' equity increased by R$360,803 million, or 22.0% as of September 30, 2020 compared to December 31, 2019, mainly due to an increase in deposits, securities sold under repurchase agreements, interbank and institutional market debt and financial liabilities at fair value through profit and loss. These results are detailed as follows:

Deposits increased by 50.9% as of September 30, 2020 compared to December 31, 2019, mainly due to an increase of R$183,760 million in time deposits, R$45,521 million in demand deposits and R$27,833 million in saving deposits. These increases are mainly associated with the inflow of resources from our clients into the Retail Banking and Wholesale Banking segments as of the second half of March 2020. This inflow resulted from our strategy to

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offer fixed income products (such as bank deposits certificates) combined with a stronger demand for lower risk investments and high liquidity. Please see “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details. Securities sold under repurchase agreements increased by R$46,971 million, or 18.3%, as of September 30, 2020 compared to December 31, 2019, mainly due to a R$61,213 million increase in assets received as collateral and a R$32,701 million increase in securities with the right to sell or repledge the collateral. This result was offset by a R$46,271 million decrease in assets pledged as collateral, especially government securities. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our unaudited interim consolidated financial statements for further details. Interbank and Institutional market funds and other financial liabilities increased by R$16,229 million, or 4.1%, as of September 30, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$20,078 million in obligations on securities issued abroad, including the issuance of US$1,500 million of Senior Notes in January 2020 (equivalent to approximately R$6,404 million, as of January 31, 2020); (ii) R$14,798 million in import and export financings; and (iii) R$17,482 million in subordinated debt, including the issuance of US$690 million of Tier 1 Subordinated Notes in February 2020 (equivalent to approximately R$3,149 million, as of February 28, 2020). These items were also directly affected by exchange rate fluctuations. This increase was partially offset by a R$20,045 million reduction in financial credit bills and a R$4,285 million reduction in real estate credit bills, as of September 30, 2020 compared to December 31, 2019, mainly due to the maturity of these bills. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our unaudited interim consolidated financial statements for further details. Financial liabilities at fair value through profit and loss increased by R$30,989 million, or 64.5%, as of September 30, 2020, compared to December 31, 2019, mainly due to a R$31,048 million increase in derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This increase is related to increased market volatility resulting from the COVID-19 pandemic. Please see “Note 6 – Derivatives” to our unaudited interim consolidated financial statements for further details. Total Stockholders’ equity decreased by R$1,537 million, or 1.0%, as of September 30, 2020 compared to December 31, 2019, mainly due to a distribution of R$13,054 million in dividends and interest on capital. This decrease was partially offset by our net income of R$6,874 million for the nine-month period ended September 30, 2020. 21

Capital Management

Capital Adequacy

Through ICAAP (Internal Capital Adequacy Assessment Process), we assess the adequacy of our capital to face incurred risks, consisting of regulatory capital for credit, market and operational risks and the necessary capital to cover other risks. In order to ensure the soundness and the availability of our capital to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.

As of September 30, 2020, our Total Capital was R$146,894 million, an increase of R$6,298 million when compared to December 31, 2019.

Capital Composition	As of September 30, 2020	As of December 31, 2019	Variation
	Prudential Conglomerate		
	(In millions of R$)		(%)
Tier I	132,272	128,696	2.8
Common Equity Tier I [1]	113,910	117,328	(2.9)
Additional Tier I Capital [2]	18,362	11,368	61.5
Tier II [3]	14,622	11,900	22.9
Total Capital ("Patrimônio de Referência" - PR)	**146,894**	**140,596**	**4.5**
Required Capital (minimum PR)	**85,499**	**71,304**	**19.9**
Excess Capital in relation to Required Capital	**61,395**	**69,292**	**(11.4)**
Additional Common Equity Tier I requirement ($ACP_{requirement}$)[4]	**24,046**	**31,195**	**(22.9)**
Risk weighted assets (RWA)	**1,068,739**	**891,300**	**19.9**

(1) Sum of social capital, reserves and retained earnings, net from deductions and regulatory adjustments (prudential adjustments).

(2) Comprised of instruments of a perpetual nature, which meet eligibility requirements.

(3) Comprised of subordinated debt with defined maturity dates that meet eligibility requirements.

(4) Comprised of the sum of the components $ACP_{Conservation}$, $ACP_{Countercyclical}$ and $ACP_{Systemic}$.

Capital ratios

Capital Ratios	As of September 30, 2020	As of December 31, 2019
	Prudential Conglomerate	
	(%)	
Basel ratio	13.7	15.8
Tier I	12.4	14.4
Common Equity Tier I	10.7	13.2
Additional Tier I Capital	1.7	1.3
Tier II	1.4	1.4

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included as part of the Prudential Conglomerate, which consists of financial institutions, consortia, payment entities, factoring companies and companies that directly or indirectly assume credit risk, and investment funds in which we substantially retain risks and rewards.

As of September 30, 2020, our Tier I capital ratio was 12.4% and our Common Equity Tier I ratio was 10.7%. Our Additional Tier I Capital represented 170 basis points of our Tier I capital.

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Our Tier I Capital ratio increased by 30 basis points when compared to June 30, 2020. This increase was a result of our net income in the period and a decrease in the prudential adjustments, which refers to the deduction of tax credits, offset by an increase in the Credit Risk-Weighted Assets (RWACPAD). As of September 30, 2020, our Tier 1 capital ratio was 415 basis points above the minimum required, including capital buffers. Please see “Note 32 – Risk and Capital Management” to our unaudited interim consolidated financial statements for further details on our capital risk management. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis. We present below a discussion of our LCR for the three-month period ended in September 30, 2020 and our NSFR as of September 30, 2020. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum 23

LCR is 100%.

Liquidity Coverage Ratio	Three-month periods ended	
	September 30, 2020	December 31, 2019
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	328,202	170,004
Cash Outflows[2]	296,326	225,349
Cash Inflows[3]	127,995	111,313
Total Net Cash Outflows	168,331	114,035
LCR%	**195.0%**	**149.1%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of September 30, 2020 was 195.0% and therefore above the 100% regulatory minimum.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of September 30, 2020	As of December 31, 2019
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	932,718	733,242
Total Required Stable Funding (RSF)[2]	754,386	599,963
NSFR (%)	**123.6%**	**122.2%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of September 30, 2020, our ASF totaled R$932,7 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$754,4 billion, particularly due to loans and financing with

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Wholesale Banking and Retail Banking customers, central governments and transactions with central banks. As of September 30, 2020, our NSFR was 123.6% and therefore above the 100% regulatory minimum. B. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of September 30, 2020 and 2019: (In millions of R$) As of September 30, 2020 Cash in Cash Flows Average 2020 2019 Balance(1) Cash 47,069 27,721 37,360 Securities purchased under agreements to resell – Funded position (2) 52,388 26,474 33,707 Unencumbered government securities (3) 182,266 114,953 154,666 Operational reserve 281,723 169,148 225,733 (1) Average calculated based on unaudited interim financial statements. (2)Net of R$ 13.886 (R$ 7.498 at 09/30/2019), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank. (3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016. Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details about funding. 25

Capital Expenditures As of September 30, As of December 31, Variation Capital Expenditures 2020 2019 R$ million % (In million of R$, except percentages) Fixed Assets 1,085 1,621 (536) (33.1) Fixed assets under construction 307 473 (166) (35.1) Land and buildings 5 52 (47) (90.4) Improvements 36 60 (24) (40.0) Furniture and equipment for use, installations for use and data processing 673 946 (273) (28.9) system Other 64 90 (26) (28.9) Intangible Assets 2,642 2,691 (49) (1.8) Goodwill and intangible from acquisition 287—287 100.0 Software acquired or internally developed 2,032 1,976 56 2.8 Other intangibles 323 715 (392) (54.8) Total 3,727 4,312 (585) (13.6) Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of September 30, 2020. The information described is derived from our unaudited interim consolidated financial statements as of and for the nine-month period ended September 30, 2020. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since September 30, 2020. 26

As of September 30, 2020 Capitalization R$ US$ (1) (In millions, except percentages) Current liabilities Deposits 507,594 89,988 Securities sold under repurchase agreements 250,069 44,333 Structured notes 10 2 Derivatives 32,183 5,705 Interbank market funds 98,333 17,433 Institutional market funds 13,427 2,380 Other financial liabilities 98,057 17,384 Provision for insurance and private pension 2,995 531 Provisions 5,678 1,007 Tax liabilities 3,861 684 Other Non-financial liabilities 40,399 7,162 Total 1,052,606 186,609 Long-term liabilities Deposits 257,425 45,637 Securities sold under repurchase agreements 53,485 9,482 Structured notes 132 23 Derivatives 46,693 8,278 Interbank market funds 67,448 11,957 Institutional market funds 128,261 22,738 Other financial liabilities 6,890 1,221 Provision for insurance and private pension 213,343 37,823 Provision for Expected Loss 4,681 830 Provisions 14,110 2,501 Tax liabilities 2,394 424 Other Non-financial liabilities 2,500 443 Total 797,362 141,357 Income tax and social contribution—deferred 388 69 Non-controlling interests 12,103 2,146 Stockholders’ equity attributed to the owners of the parent company (2) 135,825 24,079 Total capitalization (3) 1,998,284 354,260 BIS ratio (4) 13.7% (1) Convenience translation at 5.6407 reais per U.S. dollar, the exchange rate in effect on September 30, 2020. 5.6407 (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,804,166,537 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our unaudited interim consolidated financial statements as of and for the period ended September 30, 2020. (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income tax and social contribution, non-controlling interest in subsidiaries and stockholders’ equity attributed to the owners of the parent company. (4) Calculated by dividing total regulatory capital by risk weight assets. E. Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13—Fixed assets,” “Note 14—Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements. 27

RECENT DEVELOPMENTS Supervision and Regulation Central Bank approves regulation of its Instant Payment Arrangement (“Pix System”) On August 13, 2020, the Central Bank issued Central Bank Resolution No. 1 (“Central Bank Resolution 1/2020”), establishing the Pix System payment arrangement and approving its regulation (the “Pix Regulation”). Central Bank Resolution 1/2020 came into effect on September 1, 2020. Pix System transactions will operate on a restricted basis through November 3, 2020 and will be fully operational after November 16, 2020. Pursuant to Central Bank Resolution 1/2020, the participation in the Pix System is mandatory for financial institutions and payment institutions authorized to operate by the Central Bank that have more than 500,000 active customer accounts, considering cash deposit accounts, savings deposit accounts and prepaid payment accounts. Participation in the PIX System is optional for financial institutions and payment institutions that do not meet this threshold, as well as the National Treasury Secretariat. Central Bank Resolution 1/2020 also creates the Pix Forum, which is a permanent advisory committee that aims to make recommendations to the Central Bank in respect of the rules and procedures that govern the operation of the Pix System. The Pix Forum will consists of: (i) participants in the Pix System, individually or through representative national associations; (ii) providers and potential providers of information technology services, as provided in Central Bank Circular No. 3,970/2019, and subsequent regulations; (iii) paying and receiving users, through representative national associations; and (iv) clearing houses and providers of clearing and settlement services that offer liquidity provision mechanisms within the scope of the Pix System. The Pix Regulation applies to all participants in the Pix System. According to the Pix Regulation, there are three participation types: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearing houses, that are the financial institutions and payment institutions that (a) within the scope of the Pix System have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants in the Central Bank’s Instant Payments System (“SPI”), and (c) do not meet the criteria of mandatory participation in the Pix System. On October 29, 2020, the Central Bank issued Central Bank Resolution 30/2020, which amends BCB Resolution 1/2020 to include new functionalities in the Pix regulations. Among these new functionalities is the Pix Cobrança, through which merchants, suppliers, service providers and other entrepreneurs can issue a QR Code to make instant payments, in points of sale or e-commerce, for example, or collections due on a future date. The new rule also provides that financial and payment institutions that wish to provide the integration services to receiving users must adopt an application programming interface (API) standardized by the Central Bank, among other updates to the Pix regulations. Central Bank regulates rates, discount window line and provision of liquidity in the Pix System 28

On October 1, 2020, the Central Bank issued (i) Central Bank Resolution No. 19 (“Central Bank Resolution 19/2020”), which provides for the collection of client fees for the provision of services in the Pix System, as well as for the initiation of payment transactions; and (ii) Central Bank Resolution No. 20 (“Central Bank Resolution 20/2020”), which regulates the discount window line to be granted by the Central Bank to financial institutions participating directly in the SPI. Concurrently with the initial restricted operation of the Pix System, these new rules will come into force on November 3, 2020. Central Bank Resolution 19/2020 expressly prohibits institutions that maintain transactional accounts from charging fees to individual customers under the Pix System, when (i) sending funds for transfer and purchase purposes; and (ii) receiving funds, for transfer purposes. In case of receiving funds for purchase purposes, however, a collection fees will be permitted. In addition, participating institutions will be authorized to charge individual clients in case of transactions carried out through on-site or personal service channels. Regarding corporate clients, the rule allows the collection of fees by such institutions when (i) sending and receiving funds; and (ii) rendering ancillary services related to sending or receiving funds. As for payment transaction initiation services, the Central Bank has determined that the collection of fees will be optional. However, the Central Bank expressly prohibited the collection of fees from the paying customer per payment transaction initiated by the institution maintaining the account of such customer. In other words, it is forbidden to charge a fee to the paying client in cases where the initiator of the payment transaction and the holder of the paying client’s account are the same institution. In addition, the institution holding the paying customer’s account has to ensure that the fees charged for a transaction initiated through a service provider are equivalent to those charged by the institution responsible for the account for the provision of the same service through its electronic service channels. In addition, both in the provision of services under the Pix System, and in the provision of initiation of payment services, the amount of the fees charged must be previously informed to the client in a service fee chart to be made available on the electronic website and through the institution’s other distribution channels. Regarding the discount window line, Central Bank Resolution 20/2020 sets forth that discount window operations will be carried out through purchase transactions with the commitment to resell federal public securities registered in the Special System of Settlement and Custody (Sistema Especial de Liquidação e Custódia or “Selic”), with the purpose of providing liquidity, outside the regular hours of operations in the Reserve Transfer System (“STR”), for the transfers between clients within the SPI. New Rule on Payment Transaction Initiators and thresholds for issuers of electronic currency On October 22, 2020, the Central Bank published Central Bank Resolution 24/2020, which introduced changes to the rules applicable to payment institutions, currently provided for in Circular 3,885/18, to establish a new modality of payment institution, the payment transaction initiator, as well as new rules for the operation of issuers of electronic currency. Joint Resolution No. 1, of April 1, 2020, which instituted Open Banking in Brazil, provides that the payment transaction initiator will be a participant in the Open Banking system that provides payment transaction initiation services, i.e. the possibility of initiating such transactions without participating in the settlement process or offering 29 transactional accounts. This notwithstanding, an establishment by the Central Bank of which institutions could render such services was still pending. Central Bank Resolution 24/2020 regulates the authorization process of a new type of payment institution, the “payment transaction initiator,” which may offer such services only after being previously authorized to operate by the Central Bank. Commercial banks, savings banks, credit, financing and investment companies and credit unions would be exempted from the need to obtain such prior authorization from the regulator, in line with similar rules applicable to other types of payment institutions. In addition, Central Bank Resolution 24/2020 changes the thresholds applicable for the authorization of other types of payment institutions. Under the framework currently in force, payment institutions of any type must request authorization to operate only in cases where they exceed the volume thresholds established in Circular 3,885/18. Under the new framework, payment institutions that act as issuers of electronic currency must obtain prior authorization before operating, regardless of their transaction volumes, as of March 1, 2021. Resolution 24/2020 entered into effect on November 3, 2020. Changes in the rules relating to risk management applicable to payment institutions Due to the regulation of the payment transaction initiator, the Central Bank also enacted BCB Resolution No. 25 on October 22, 2020, to make certain amendments to Circular No. 3,681, of November 4, 2013, which provides for the risk management structure that payment institutions must adopt. In general terms, the purpose of the changes was to include payment transaction initiators in the scope of Circular No. 3,681, in order to provide for the risk management structure that should be adopted by these institutions. According to the wording added to Circular No. 3,681 by BCB Resolution No. 25, the operational risk management structure must identify, monitor and control failures in initiating payment transactions, segregating the occurrences in: (i) initiation of unauthorized payment transactions; (ii) failure to execute payment transaction initiation; (iii) incorrect execution of payment initiation; and (iv) delay in initiating a payment transaction. The payment institution that exclusively performs the payment transaction initiation service will not be required to implement a credit risk and liquidity risk management structure. Resolution BCB No. 25 also establishes that payment institutions must permanently maintain equity adjusted by the income accounts in an amount corresponding, at least, to the following percentages of the average monthly value of payment transactions initiated by the institution in the last 12 months: (i) 1% from November 3, 2020, to December 31, 2022; (ii) 1.25% from January 1, 2023 to December 31, 2024; and (iii) 1.5% as of January 1, 2025. Resolution 25/2020 entered into effect on November 3, 2020. Emergency Access to Credit Program On June 1, 2020, the President of Brazil issued Provisional Measure No. 975, which was later converted into Law No. 14,042, of August 19, 2020 (“Law 14,042/2020”), which instituted the Emergency Access to Credit Program (Programa Emergencial de Acesso ao Crédito or “PEAC”). PEAC aims to support small and medium-sized enterprises (SMEs), associations, private foundations and cooperatives, with the exception of credit unions, in obtaining credit, 30 thus helping them to overcome the adverse economic effects of the COVID-19 pandemic. Through PEAC, the National Social Development Bank (Banco Nacional de Desenvolvimento Social or “BNDES”) and the Brazilian government, through the Ministry of the Economy, will offer guarantees to reduce the credit risk assumed by financial institutions when offering loans to the categories under the scope of Law 14,042/2020. Law 14,042/2020 also allows up to 10% of the funds contributed by the Brazilian government to the PEAC to be used to support companies with revenues greater than R$300 million, provided that they operate in the sectors of the economy most impacted by the COVID-19 pandemic (which are listed in the Ministry of the Economy Ordinance No. 20,809, of September 14, 2020) and that undertake the commitment to maintain jobs for two months from the date of contracting the loan. Law 14,042/2020 came into effect on the date of its publication. Central Bank regulates the issuance of book-entry CCBs On July 15, 2020, the Central Bank published Circular No. 4,036 (“Circular 4,036/20”), which regulates the issuance of book-entry Bank Credit Notes (Cédulas de Crédito Bancário or “CCB”) and Rural Credit Notes (Cédulas de Crédito Rural or “CCR”) by financial institutions. A financial institution must render the following services in respect of the bookkeeping of CCBs and CCRs: (i) issue the instrument in book-entry form at the request of the borrower; (ii) include of all obligatory information related to CCBs and CCRs, as well as ancillary documents and/or information for the purposes of verifying the outstanding balance of the underlying credit transaction; (iii) verify the effective title or fiduciary title of the instruments; (iv) make the payment CCBs and CCRs for the settlement of obligations available to the debtor; (v) control the financial flow related to the CCBs and CCRs, including prepayments; (vi) record security interests in an entity authorized to perform centralized registration or deposit of financial assets; (vii) make information about the CCBs and CCRs available to debtors, holders, collateral beneficiaries or any other legally qualified interested party; and (viii) carry out the issuance of certificates regarding the instruments whenever required. Circular 4,036/20 came into effect on the date of its publication. Central Bank issues regulations on the initial organizational structure responsible for the governance of implementing Open Banking in Brazil. On June 23, 2020, the Central Bank issued Circular No. 4,032, as amended on July 15, 2020 by Circular No. 4,037, providing for the initial organizational structure responsible for the governance of the implementation process of Open Banking in Brazil, pursuant to the Regulation attached to Circular No. 4,032 and consistent with the 31 open banking definitive regulation (Resolution No. 1 jointly issued by the CMN and Central Bank). The most relevant measure is the provision that the Central Bank may choose to incorporate, totally or partially, the content of the conventions to be executed between institutions that participate in the Open Banking system to the rules and regulations of its issuance, or propose their incorporation to the regulations of the CMN. Central Bank sets forth the technical and operational requirements for the implementation of Open Banking 31

On October 29, 2020, the Central Bank issued Central Bank Resolution 32/2020, which sets forth the technical and operational requirements to be observed by institutions which participate in the Brazilian Open Banking System. The new rule lays out, among others, rules relating to (i) the scope of the data and services to be shared by participating institutions within the Open Banking system, (ii) criteria for registration and cancellation of registration in Open Banking; (iii) services to be rendered by the Open Banking Governance Structure, which also will be detailed in a specific manual, including the maintenance of a repository of participating institutions and a website containing updated information about Open Banking and its implementation; and (iv) minimal security standards and certifications, which will also be detailed in a separate manual. Central Bank Resolution 32/2020 entered into effect on the date of its publication. Central Bank launches Regulatory Sandbox On October 26, 2020, the CMN and the Central Bank published CMN Resolution No. 4,865 (“CMN Resolution 4,865/2020”) and BCB Resolution No. 29 (“BCB Resolution 29/2020”), both regarding Controlled Testing Environment for Financial Innovations (“Sandbox”), which is intended to allow businesses, including institutions that are not yet authorized to operate by the Central Bank, to test innovative projects related to matters under the supervision of the CMN or the Central Bank with real consumers. The Sandbox rules establish the conditions for the supply of products and services within the scope of the National Financial System (SFN) and the Brazilian Payment System (SPB). The specific rules of the first cycle, such as duration period and number of participants, necessary documentation, criteria for the classification of institutions and the schedule of the registration, selection and authorization processes of such entities, will be the subject of regulations to be published by the Central Bank In the next months. The Central Bank expects that the process for selecting the first cycle will start in the first half of 2021. CMN Resolution 4,865/2020 and BCB Resolution 29/2020 will come into effect on December 1, 2020. Sanctioned law that institutes line of credit for independent professionals On August 21, 2020, the President of the Republic sanctioned Law No. 14,045 (“Law 14,045/20”), amending Law No. 13,999, of May 18, 2020, to establish and extend credit facilities for independent professionals during the state of public calamity resulting from the COVID-19 pandemic. CMN defines rules for payroll financing On August 24, 2020, the CMN enacted Resolution No. 4,846 (“Resolution 4,846/20”), providing rules and regulations related to the granting of loans to finance payroll or the payment of labor funds under the Emergency Program to Support Employment (“PESE Program”), in which financial institutions may participate. This is another of the several regulatory measures taken by the CMN and the Central Bank in order to reduce the economic impacts of the COVID-19 pandemic. 32

Changes on compulsory reserve requirements for time deposits On October 2, 2020, the Central Bank enacted Central Bank Resolution No. 21 (“Central Bank Resolution 21/2020”), which amends Circular 3.916/2018, with the purpose of reducing the rate applicable to the compulsory reserve requirements applicable to time deposits for the calculation period beginning on March 22, 2021 and ending on March 26, 2021 (whose adjustment will occur on April 5, 2021), from 25% to 20%. The rule also extended the adjustment date of the current rate of 17% to March 29, 2021, from the previous date of December 7, 2020. The temporary reduction of the rate resulted in an additional release of funds for credit operations. 33

FINANCIAL STATEMENTS 35

Itaú Unibanco Holding S.A. and its subsidiaries Consolidated financial statements at September 30, 2020 and report on review

Report on review of consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (“Company”) as at September 30, 2020 and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and the consolidated statements of changes in stockholders’ equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2020, and the consolidated financial performance for the quarter and nine-month period then ended, and its consolidated cash flows for the nine-month period then ended, in accordance with IAS 34. PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. Other matters Statement of added value The consolidated financial statements referred to above include consolidated statement of added value for the nine-month period ended at September 30, 2020. This statement is the responsibility of the Company’s management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated financial statements for the purpose concluding whether they are reconciled with the consolidated financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09—“Statement of Value Added”. Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated financial statements taken as a whole. São Paulo, November 3, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 09/30/2020 12/31/2019 Cash 47,069 30,367 Financial Assets 1,822,045 1,501,481 At Amortized Cost 1,336,037 1,101,892 Compulsory deposits in the Central Bank of Brazil 87,954 91,248 Interbank deposits 4 61,918 34,583 Securities purchased under agreements to resell 4 319,049 198,428 Securities 9 132,231 133,119 Loan and lease operations 10 692,508 585,791 Other financial assets 18a 89,079 94,752 (-) Provision for Expected Loss 4, 9 and 10 (46,702) (36,029) At Fair Value Through Other Comprehensive Income 93,691 76,660 Securities 8 93,691 76,660 At Fair Value Through Profit or Loss 392,317 322,929 Securities 5 316,175 281,075 Derivatives 6 and 7 76,142 41,854 Investments in associates and joint ventures 11 15,576 15,097 Fixed assets, net 13 6,842 7,166 Goodwill and Intangible assets, net 14 17,275 19,719 Tax assets 72,471 48,960 Income tax and social contribution—to be offset 4,692 1,644 Income tax and social contribution—deferred 24b 62,455 38,914 Other 5,324 8,402 Other assets 18a 17,006 14,691 Total assets 1,998,284 1,637,481 The accompanying notes are an integral part of these consolidated financial statements

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders’ equity Note 09/30/2020 12/31/2019 Financial Liabilities 1,564,688 1,211,999 At Amortized Cost 1,480,989 1,159,830 Deposits 15 765,019 507,060 Securities sold under repurchase agreements 17a 303,554 256,583 Interbank market funds 17b 165,781 174,862 Institutional market funds 17c 141,688 104,244 Other financial liabilities 18b 104,947 117,081 At Fair Value Through Profit or Loss 79,018 48,029 Derivatives 6 and 7 78,876 47,828 Structured notes 16 142 201 Provision for Expected Loss 10 4,681 4,140 Loan Commitments 3,557 3,303 Financial Guarantees 1,124 837 Provision for insurance and private pensions 27c 216,338 218,334 Provisions 29 19,788 21,454 Tax liabilities 24c 6,643 7,891 Income tax and social contribution—current 3,861 3,997 Income tax and social contribution—deferred 24b 388 1,058 Other 2,394 2,836 Other liabilities 18b 42,899 28,338 Total liabilities 1,850,356 1,488,016 Capital 19a 97,148 97,148 Treasury shares 19a (907) (1,274) Additional paid-in capital 19c 2,192 2,175 Appropriated reserves 19c 11,740 12,948 Unappropriated reserves 19c 28,510 29,878 Other comprehensive income (2,858) (3,950) Total stockholders’ equity attributed to the owners of the parent company 135,825 136,925 Non-controlling interests 19d 12,103 12,540 Total stockholders’ equity 147,928 149,465 Total liabilities and stockholders’ equity 1,998,284 1,637,481 The accompanying notes are an integral part of these consolidated financial statements

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

	Note	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Operating Revenues		**25,819**	**26,634**	**63,267**	**83,683**
Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income	21a	26,072	32,221	89,180	89,600
Interest, similar income and dividend of financial assets at fair value through profit or loss		2,308	5,242	7,647	17,762
Interest and similar expenses	21b	(11,832)	(22,883)	(62,919)	(61,967)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	(1,258)	(276)	(7,020)	2,952
Foreign exchange results and exchange variations in foreign transactions		(830)	787	3,461	2,246
Commissions and Banking Fees	22	9,666	9,802	28,392	28,362
Income from insurance and private pension operations before claim and selling expenses		**1,096**	**1,139**	**3,178**	**3,205**
Revenues from insurance premiums and private pensions		3,582	5,137	10,832	14,099
Change in provision for insurance and private pension		(2,486)	(3,998)	(7,654)	(10,894)
Other income		597	602	1,348	1,523
Expected Loss from Financial Assets and Claims		**(5,671)**	**(4,608)**	**(21,770)**	**(11,827)**
Expected Loss with Loan Operations and Lease Operations	10c	(4,781)	(4,538)	(19,870)	(11,849)
Expected Loss with Other Financial Asset, net		(527)	269	(886)	988
(Expenses) Recovery of claims		(363)	(339)	(1,014)	(966)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**20,148**	**22,026**	**41,497**	**71,856**
Other operating income (expenses)		**(15,287)**	**(17,731)**	**(50,158)**	**(48,432)**
General and administrative expenses	23	(14,025)	(16,489)	(47,216)	(44,001)
Tax expenses		(1,632)	(1,558)	(3,916)	(5,324)
Share of profit or (loss) in associates and joint ventures	11	370	316	974	893
Net income / (loss) before income tax and social contribution		**4,861**	**4,295**	**(8,661)**	**23,424**
Current income tax and social contribution	24a	(2,154)	(3,691)	(8,762)	(7,788)
Deferred income tax and social contribution	24a	2,392	4,901	24,297	3,462
Net income / (loss)		**5,099**	**5,505**	**6,874**	**19,098**
Net income attributable to owners of the parent company	25	4,732	5,165	9,914	18,439
Net income / (loss) attributable to non-controlling interests	19d	367	340	(3,040)	659
Earnings per share - basic	25				
Common		0.49	0.53	1.02	1.89
Preferred		0.49	0.53	1.02	1.89
Earnings per share - diluted	25				
Common		0.48	0.53	1.01	1.89
Preferred		0.48	0.53	1.01	1.89
Weighted average number of outstanding shares - basic	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,804,166,251	4,785,705,852	4,800,376,702	4,780,285,648
Weighted average number of outstanding shares - diluted	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,850,418,664	4,846,886,334	4,833,530,654	4,822,570,952

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.3

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2020 09/30/2019 09/30/2020 09/30/2019 Net income / (loss) 5,099 5,505 6,874 19,098 Financial assets at fair value through other comprehensive income 35 (157) (484) 510 Change in fair value (37) 88 (80) 1,602 Tax effect 74 (189) 78 (766) (Gains) / losses transferred to income statement 21c (3) (93) (876) (544) Tax effect 1 37 394 218 Hedge (403) (739) (4,002) (865) Cash flow hedge 7 272 93 634 (171) Change in fair value 540 156 1,212 (290) Tax effect (268) (63) (578) 119 Hedge of net investment in foreign operation 7 (675) (832) (4,636) (694) Change in fair value (1,336) (1,338) (8,713) (1,106) Tax effect 661 506 4,077 412 Remeasurements of liabilities for post-employment benefits (*) 2 56 32 (77) Remeasurements 26 5 56 57 (116) Tax effect (3) — (25) 39 Foreign exchange variation in foreign investments 796 739 5,546 416 Total other comprehensive income 430 (101) 1,092 (16) Total comprehensive income 5,529 5,404 7,966 19,082 Comprehensive income attributable to non-controlling interests 367 340 (3,040) 659 Comprehensive income attributable to the owners of the parent company 5,162 5,064 11,006 18,423 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity (Notes 19 and 20)

Periods ended September 30, 2020 and 2019

(In millions of Reais)

	Attributed to owners of the parent company												
							Other comprehensive income						
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2019	**97,148**	**(1,820)**	**2,120**	**13,480**	**29,666**	**-**	**(1,110)**	**(989)**	**3,806**	**(5,519)**	**136,782**	**13,684**	**150,466**
Transactions with owners	-	**513**	**(75)**	-	-	-	-	-	-	-	**438**	**362**	**800**
Treasury shares	-	**513**	**350**	-	-	-	-	-	-	-	**863**	-	**863**
Result of delivery of treasury shares	-	513	350	-	-	-	-	-	-	-	863	-	863
Recognition of share-based payment plans	-	-	(425)	-	-	-	-	-	-	-	(425)	-	(425)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	362	362
Dividends	-	-	-	2,066	-	(11,048)	-	-	-	-	(8,982)	(223)	(9,205)
Dividends / Interest on capital paid in 2019 – declared after 12/31/2018	-	-	-	(17,500)	-	-	-	-	-	-	(17,500)	-	(17,500)
Unclaimed dividends	-	-	-	-	-	40	-	-	-	-	40	-	40
Other (3)	-	-	-	-	179	-	-	-	-	-	179	-	179
Total comprehensive income	-	-	-	-	-	**18,439**	**510**	**(77)**	**416**	**(865)**	**18,423**	**659**	**19,082**
Net income	-	-	-	-	-	18,439	-	-	-	-	18,439	659	19,098
Other comprehensive income for the period	-	-	-	-	-	-	510	(77)	416	(865)	(16)	-	(16)
Appropriations:													
Legal reserve	-	-	-	922	-	(922)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	6,521	(12)	(6,509)	-	-	-	-	-	-	-
Balance at 09/30/2019	**97,148**	**(1,307)**	**2,045**	**5,489**	**29,833**	**-**	**(600)**	**(1,066)**	**4,222**	**(6,384)**	**129,380**	**14,482**	**143,862**
Change in the period	**-**	**513**	**(75)**	**(7,991)**	**167**	**-**	**510**	**(77)**	**416**	**(865)**	**(7,402)**	**798**	**(6,604)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**2,175**	**12,948**	**29,878**	**-**	**700**	**(1,339)**	**2,224**	**(5,535)**	**136,925**	**12,540**	**149,465**
Transactions with owners	-	**367**	**17**	-	-	-	-	-	-	-	**384**	**3,078**	**3,462**
Treasury shares	-	**367**	**200**	-	-	-	-	-	-	-	**567**	-	**567**
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	(183)	-	-	-	-	-	-	-	(183)	-	(183)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	3,078	3,078
Dividends	-	-	-	-	-	(2,251)	-	-	-	-	(2,251)	(475)	(2,726)
Interest on capital	-	-	-	-	-	(517)	-	-	-	-	(517)	-	(517)
Dividends / Interest on capital paid in 2020 – declared after 12/31/2019	-	-	-	(9,811)	-	-	-	-	-	-	(9,811)	-	(9,811)
Unclaimed dividends and Interest on capital	-	-	-	-	-	47	-	-	-	-	47	-	47
Other (3)	-	-	-	-	42	-	-	-	-	-	42	-	42
Total comprehensive income	-	-	-	-	-	**9,914**	**(484)**	**32**	**5,546**	**(4,002)**	**11,006**	**(3,040)**	**7,966**
Net income	-	-	-	-	-	9,914	-	-	-	-	9,914	(3,040)	6,874
Other comprehensive income for the period	-	-	-	-	-	-	(484)	32	5,546	(4,002)	1,092	-	1,092
Appropriations:													
Legal reserve	-	-	-	566	-	(566)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	8,037	(1,410)	(6,627)	-	-	-	-	-	-	-
Balance at 09/30/2020	**97,148**	**(907)**	**2,192**	**11,740**	**28,510**	**-**	**216**	**(1,307)**	**7,770**	**(9,537)**	**135,825**	**12,103**	**147,928**
Change in the period	**-**	**367**	**17**	**(1,208)**	**(1,368)**	**-**	**(484)**	**32**	**5,546**	**(4,002)**	**(1,100)**	**(437)**	**(1,537)**

(1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.

(2) Includes cash flow hedge and hedge of net investment in foreign operation.

(3) Includes Argentina's hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.5

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 09/30/2020 09/30/2019 Adjusted net income 50,003 41,817 Net income 6,874 19,098 Adjustments to net income: 43,129 22,719 Share-based payment (110) (270) Adjustments to fair value of financial assets through Profit or Loss and Derivatives 475 534 Effects of changes in exchange rates on cash and cash equivalents 15,852 (1,215) Expected Loss from Financial Assets and Claims 21,770 11,827 Income from interest and foreign exchange variation from operations with subordinated debt 24,183 5,305 Provision for insurance and private pension 7,654 10,894 Depreciation and amortization 13 and 14 2,744 2,601 Expense from update / charges on the provision for civil, labor, tax and legal obligations 698 783 Provision for civil, labor, tax and legal obligations 2,358 2,583 Revenue from update / charges on deposits in guarantee (272) (394) Deferred taxes (excluding hedge tax effects) 24b (4,740) 3,135 Income from share in the net income of associates and joint ventures and other investments (974) (893) Income from Financial assets—At fair value through other comprehensive income 21c (876) (544) Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (20,711) (7,800) Income from Interest and foreign exchange variation of financial assets at amortized cost (9,224) (3,298) (Gain) loss on sale of investments and fixed assets (163) (139) Other 23 4,465 (390) Change in assets and liabilities 14,633 (39,459) (Increase) / decrease in assets (286,521) (61,827) Interbank deposits (23,778) (451) Securities purchased under agreements to resell (97,927) 8,576 Compulsory deposits with the Central Bank of Brazil 3,294 7,015 Loan operations (116,636) (53,809) Derivatives (assets / liabilities) (3,243) 2,514 Financial assets designated at fair value through profit or loss (35,572) (6,436) Other financial assets 5,945 (7,453) Other tax assets 30 411 Other assets (18,634) (12,194) (Decrease) / increase in liabilities 301,154 22,368 Deposits 257,959 27,414 Deposits received under securities repurchase agreements 46,971 (49,476) Funds from interbank markets (9,081) 27,111 Funds from institutional markets 19,962 2,061 Other financial liabilities (12,134) 4,921 Financial liabilities at fair value throught profit or loss 9 12 Provision for insurance and private pension (10,664) 790 Provisions (941) 604 Tax liabilities (492) (936) Other liabilities 14,812 14,387 Payment of income tax and social contribution (5,247) (4,520) Net cash from / (used in) operating activities 64,636 2,358 Dividends / Interest on capital received from investments in associates and joint ventures 428 488 Cash from the sale of financial assets—At fair value through other comprehensive income 25,010 11,377 Cash upon sale of investments in associates and joint ventures 18 69 Cash upon sale of fixed assets 13 322 120 Mutual rescission of intangible assets agreements 5 55 (Purchase) of financial assets at fair value through other comprehensive income (23,552) (8,959) (Purchase) / redemptions of financial assets at amortized cost 10,419 (13,134) (Purchase) of investments in associates and joint ventures (37) (17) (Purchase) of fixed assets 13 (1,085) (1,157) (Purchase) of intangible assets 14 (2,642) (1,771) Net cash from / (used in) investment activities 8,886 (12,929) Funding from institutional markets 3,149 3,050 Redemptions in institutional markets (9,850) (2,209) Change in non-controlling interests stockholders 3,078 365 Result of delivery of treasury shares 494 708 Dividends and interest on capital paid to non-controlling interests (475) (226) Dividends and interest on capital paid (11,113) (25,477) Net cash from / (used in) financing activities (14,717) (23,789) Net increase / (decrease) in cash and cash equivalents 2.4c 58,805 (34,360) Cash and cash equivalents at the beginning of the period 70,811 95,558 Effects of changes in exchange rates on cash and cash equivalents (15,852) 1,215 Cash and cash equivalents at the end of the period 113,764 62,413 Cash 47,069 27,721 Interbank deposits 8,118 8,140 Securities purchased under agreements to resell—Collateral held 58,577 26,552 Additional information on cash flow (Mainly Operating activities) Interest received 83,406 102,777 Interest paid 70,649 63,765 Non-cash transactions Loans transferred to assets held for sale — -Dividends and interest on capital declared and not yet paid 1,389 471 The accompanying notes are an integral part of these consolidated financial statements

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 09/30/2020 09/30/2019 Income 124,986 137,924 Interest, similar income and Dividends 112,824 115,695 Commissions and Banking Fees 28,392 28,362 Income from insurance and private pension operations before claim 3,178 3,205 Expected Loss with Other Financial Assets (20,756) (10,861) Other 1,348 1,523 Expenses (75,185) (69,379) Interest and similar income (62,919) (61,967) Other (12,266) (7,412) Inputs purchased from third parties (13,721) (12,639) Materials, energy and others (243) (248) Third party services (3,593) (3,325) Other (9,885) (9,066) Data processing and telecommunications (2,862) (3,220) Advertising, promotions and publication (730) (921) Installations (1,223) (1,306) Transportation (263) (270) Security (547) (564) Travel expenses (73) (177) Other (4,187) (2,608) Gross added value 36,080 55,906 Depreciation and amortization (3,553) (3,411) Net added value produced by the company 32,527 52,495 Added value received through transfer—Results of equity method 974 893 Total added value to be distributed 33,501 53,388 Distribution of added value 33,501 53,388 Personnel 16,420 19,419 Direct compensation 12,622 15,165 Benefits 3,225 3,248 FGTS – government severance pay fund 573 1,006 Taxes, fees and contributions 9,861 14,651 Federal 8,705 13,509 Municipal 1,156 1,142 Return on third parties’ capital—Rent 346 220 Other 346 220 Return on capital 6,874 19,098 Dividends and interest on capital 2,768 11,048 Retained earnings / (loss) attributable to controlling shareholders 7,146 7,391 Retained earnings / (loss) attributable to non-controlling shareholders (3,040) 659 The accompanying notes are an integral part of these financial statements

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 09/30/2020 and 12/31/2019 for balance sheet accounts and From 07/01 to 09/30/2020 and 2019 and from 01/01 to 09/30/2020 and 2019 for income statement accounts (In millions of Reais, except information per share) Note 1—Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on November 03, 2020.

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended September 30, 2020 x Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These changes are effective for the years started on January 1st, 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. x Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. These changes are effective for the years beginning January 1st, 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association—ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. x Amendments to IFRS 16 – Leases: Practical expedient that enables lessees not to characterize the lease concessions motivated by the COVID-19 pandemic as an agreement modification. This standard is effective for the years beginning on June 1st, 2020, and earlier application is permitted. ITAÚ UNIBANCO HOLDING opted for not using the exception arising from this standard, and, therefore, there were no impacts on the Consolidated Financial Statements.

b) Accounting standards recently issued and applicable in future periods

- Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as:

  - Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;

  - Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation;

  - Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition.

  These amendments are effective for years beginning on January 1st, 2021. Possible impacts are being evaluated and the assessment will be completed by the date these standards come into force.

- IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation:

  - General Model: applicable to all contracts without direct participation features;
  - Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model;
  - Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items.

  Insurance contracts must be recognized based on an analysis of four components:

  - Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows;
  - Risk Adjustment: estimate of offset required for differences that may occur between cash flows;
  - Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract;
  - Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows.

  This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force.

2.3. Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.10

Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair value of financial instruments Note 2.3 (b) and Note 28 Effective interest rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to financial assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and write-off of financial assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected credit loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill impairment Note 2.3 (g) and Note 14 Deferred income tax and social contribution Note 2.3 (h) and Note 24 Defined benefit pension plan Note 2.3 (i) and Note 26 Provisions, contingencies and legal liabilities Note 2.3 (j) and Note 29 Technical provisions for insurance and private pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28.

c) Effective interest rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of financial assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off.     f) Expected credit loss The measurement of expected credit loss requires the application of significant assumptions, such as: x Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. x Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. x Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. x Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1.

Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: x Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; x Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: x Cash flows projected for periods of available forecasts and long-term assumptions for these flows; x Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26.

j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

	Functional currency [1]	Incorporation country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2020	12/31/2019	09/30/2020	12/31/2019
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	33.22%	33.22%	33.22%	33.22%
Banco Itaú (Suisse) SA	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	Chilean peso	Chile	Financial institution	39.22%	38.14%	39.22%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.15

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less the cost to sell and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I—Classification and measurement of financial assets Financial assets are classified in the following categories: x Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; x Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; x Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: x The business model under which they are managed; x The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and i nterest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured.

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: x Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; x Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; x Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. x Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; x Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and x Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount.

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asse
t continues to be recorded and a liability is recognized for the consideration received. II – Classification and measurement of financial liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: x Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. x Loan commitments and financial guarantees: see details in Note 2.4d Vll.

Derecognition and modification of financial liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV—Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7.

Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V—Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.

g) Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans—Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial consulting company using the projected unit credit method. Pension plans—Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur.

m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: x Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; x Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; x Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements.

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements.

Note 3 – Business development Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required.

On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which the shareholders subscribed their respective shares of the holding company XP Inc. ("XP INC"), keeping the same percentages in total capital. After the initial public offering, held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc.

Acquisition of non-controlling interest in Ticket Serviços S.A.

On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers' Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments.

In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED's control and management.

Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required.

Itaú CorpBanca

Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block.

On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA's capital for the amount of R$ 229, and now it holds 39.22%.

The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	09/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell(1)	**318,993**	**53**	**319,046**	**198,260**	**162**	**198,422**
Collateral held	79,853	53	79,906	44,901	162	45,063
Collateral repledge	**215,506**	**-**	**215,506**	**134,116**	**-**	**134,116**
Assets received as collateral with right to sell or repledge	674	-	674	6,644	-	6,644
Assets received as collateral without right to sell or repledge	214,832	-	214,832	127,472	-	127,472
Collateral sold	23,634	-	23,634	19,243	-	19,243
Interbank deposits	55,328	6,514	61,842	31,075	3,506	34,581
Total (2)	**374,321**	**6,567**	**380,888**	**229,335**	**3,668**	**233,003**

(1) The amounts of R$ 13,886 (R$ 8,544 at 12/31/2019) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 239,140 (R$ 153,359 at 12/31/2019) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (79) (R$ (8) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.29

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	09/30/2020			12/31/2019		
	Cost	Adjustments to Fair Value (in Income) [2]	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	**12,630**	**(1,309)**	**11,321**	**9,277**	**(1,010)**	**8,267**
Brazilian government securities [1a]	**225,173**	**793**	**225,966**	**218,548**	**1,063**	**219,611**
Government securities – abroad [1b]	**5,636**	**24**	**5,660**	**1,541**	**(21)**	**1,520**
Argentina	1,740	25	1,765	349	(31)	318
Chile	472	-	472	487	1	488
Colombia	1,677	6	1,683	399	10	409
United States	1,375	(7)	1,368	141	-	141
Mexico	10	-	10	57	-	57
Paraguay	3	-	3	2	-	2
Peru	4	1	5	8	-	8
Uruguay	86	1	87	98	(1)	97
Italy	269	(2)	267	-	-	-
Corporate securities [1c]	**70,417**	**(1,758)**	**68,659**	**51,744**	**(1,102)**	**50,642**
Shares	18,021	(1,239)	16,782	15,459	(822)	14,637
Rural product note	1,495	(42)	1,453	-	-	-
Bank deposit certificates	927	-	927	792	-	792
Real estate receivables certificates	593	(55)	538	1,414	30	1,444
Debentures	23,435	(440)	22,995	12,958	(303)	12,655
Eurobonds and other	2,828	(8)	2,820	2,178	(5)	2,173
Financial bills	16,393	(3)	16,390	18,517	(3)	18,514
Promissory notes	6,418	49	6,467	313	-	313
Other	307	(20)	287	113	1	114
Total	**313,856**	**(2,250)**	**311,606**	**281,110**	**(1,070)**	**280,040**

(1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 10,487 (R$ 28,759 at 12/31/2019), b) R$ 353 (R$ 329 at 12/31/2019) and c) R$ 7,565 (R$ 104 at 12/31/2019), totaling R$ 18,405 (R$ 29,192 at 12/31/2019).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.30

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss—Securities were as follows: 09/30/2020 12/31/2019 Cost Fair value Cost Fair value Current 97,669 95,251 82,183 80,372 Non-stated maturity 30,651 28,103 24,736 22,904 Up to one year 67,018 67,148 57,447 57,468 Non-current 216,187 216,355 198,927 199,668 From one to five years 169,541 170,127 136,727 137,186 From five to ten years 27,270 26,963 41,744 41,759 After ten years 19,376 19,265 20,456 20,723 Total 313,856 311,606 281,110 280,040 Financial Assets at Fair Value Through Profit or Loss—Securities include assets with a fair value of R$ 201,703 (R$ 204,530 at 12/31/2019) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss—Securities are presented in the following table: 09/30/2020 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 4,554 15 4,569 Total 4,554 15 4,569 12/31/2019 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,016 19 1,035 Total 1,016 19 1,035 The cost and fair value by maturity of financial assets designated as fair value through profit or loss—Securities were as follows: 09/30/2020 12/31/2019 Cost Fair value Cost Fair value Current 2,195 2,206 592 609 Up to one year 2,195 2,206 592 609 Non-current 2,359 2,363 424 426 From one to five years 2,359 2,363 424 426 Total 4,554 4,569 1,016 1,035

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 20,165 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	09/30/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	51,119	67.1	273	738	4,615	1,941	5,638	37,914
Option agreements	11,750	15.4	1,438	2,637	4,004	2,237	849	585
Forwards (onshore)	3,102	4.1	1,985	374	624	106	12	1
Credit derivatives	237	0.3	-	-	3	4	20	210
NDF - Non Deliverable Forward	9,355	12.3	2,003	1,891	2,242	2,082	752	385
Other Derivative Financial Instruments	579	0.8	208	-	2	2	41	326
Total	**76,142**	**100.0**	**5,907**	**5,640**	**11,490**	**6,372**	**7,312**	**39,421**
% per maturity date			7.8	7.4	15.1	8.4	9.6	51.7

	09/30/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(57,254)	72.5	(295)	(1,182)	(8,580)	(2,886)	(6,116)	(38,195)
Option agreements	(10,640)	13.5	(1,048)	(2,711)	(3,592)	(1,869)	(824)	(596)
Forwards (onshore)	(2,345)	3.0	(2,345)	-	-	-	-	-
Credit derivatives	(327)	0.4	-	-	-	-	(21)	(306)
NDF - Non Deliverable Forward	(8,270)	10.5	(1,807)	(1,591)	(3,060)	(1,205)	(278)	(329)
Other Derivative Financial Instruments	(40)	0.1	-	-	(2)	(10)	(12)	(16)
Total	**(78,876)**	**100.0**	**(5,495)**	**(5,484)**	**(15,234)**	**(5,970)**	**(7,251)**	**(39,442)**
% per maturity date			7.0	7.0	19.3	7.6	9.2	49.9

(*) In the period, the result of Derivative had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.33

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2019							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	26,458	63.2	107	1,807	564	1,668	4,464	17,848
Option agreements	8,456	20.2	4,696	1,963	354	726	500	217
Forwards (onshore)	2,162	5.2	940	636	484	87	15	-
Credit derivatives	167	0.4	-	-	5	3	23	136
NDF - Non Deliverable Forward	4,446	10.6	1,251	1,314	787	561	347	186
Other Derivative Financial Instruments	165	0.4	4	-	-	-	6	155
Total	**41,854**	**100.0**	**6,998**	**5,720**	**2,194**	**3,045**	**5,355**	**18,542**
% per maturity date			16.7	13.7	5.2	7.3	12.8	44.3

	12/31/2019							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(32,927)	68.8	(326)	(2,557)	(898)	(1,763)	(8,349)	(19,034)
Option agreements	(9,061)	18.9	(3,668)	(3,494)	(383)	(690)	(571)	(255)
Forwards (onshore)	(754)	1.6	(753)	-	-	(1)	-	-
Credit derivatives	(40)	0.1	-	-	-	(1)	(3)	(36)
NDF - Non Deliverable Forward	(4,971)	10.4	(1,891)	(1,108)	(657)	(637)	(526)	(152)
Other Derivative Financial Instruments	(75)	0.2	(15)	(1)	(2)	(4)	(9)	(44)
Total	**(47,828)**	**100.0**	**(6,653)**	**(7,160)**	**(1,940)**	**(3,096)**	**(9,458)**	**(19,521)**
% per maturity date			13.9	15.0	4.1	6.5	19.7	40.8

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.34

II - Derivatives by index and Risk Fator

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	09/30/2020	09/30/2020	09/30/2020	09/30/2020
Future contracts	**615,482**	-	-	-
Purchase commitments	**229,970**	-	-	-
Shares	4,323	-	-	-
Commodities	1,088	-	-	-
Interest	213,550	-	-	-
Foreign currency	11,009	-	-	-
Commitments to sell	**385,512**	-	-	-
Shares	5,916	-	-	-
Commodities	2,245	-	-	-
Interest	342,467	-	-	-
Foreign currency	34,884	-	-	-
Swap contracts		**(6,637)**	**502**	**(6,135)**
Asset position	**1,514,023**	**17,755**	**33,364**	**51,119**
Commodities	8	-	-	-
Interest	1,493,859	13,654	32,004	45,658
Foreign currency	20,156	4,101	1,360	5,461
Liability position	**1,514,023**	**(24,392)**	**(32,862)**	**(57,254)**
Shares	84	(6)	1	(5)
Commodities	211	-	-	-
Interest	1,496,098	(18,539)	(32,665)	(51,204)
Foreign currency	17,630	(5,847)	(198)	(6,045)
Option contracts	**1,626,348**	**298**	**812**	**1,110**
Purchase commitments – long position	**120,036**	**3,943**	**3,665**	**7,608**
Shares	15,346	266	501	767
Commodities	1,100	26	17	43
Interest	47,740	468	(274)	194
Foreign currency	55,850	3,183	3,421	6,604
Commitments to sell – long position	**697,107**	**3,041**	**1,101**	**4,142**
Shares	154,923	760	698	1,458
Commodities	320	8	(7)	1
Interest	491,871	1,033	1,180	2,213
Foreign currency	49,993	1,240	(770)	470
Purchase commitments – short position	**115,834**	**(3,854)**	**(3,029)**	**(6,883)**
Shares	10,981	(296)	(370)	(666)
Commodities	1,622	(30)	(25)	(55)
Interest	52,242	(448)	179	(269)
Foreign currency	50,989	(3,080)	(2,813)	(5,893)
Commitments to sell – short position	**693,371**	**(2,832)**	**(925)**	**(3,757)**
Shares	154,517	(539)	(701)	(1,240)
Commodities	281	(5)	3	(2)
Interest	489,901	(926)	(1,174)	(2,100)
Foreign currency	48,672	(1,362)	947	(415)
Forward operations (onshore)	**8,188**	**758**	**(1)**	**757**
Purchases receivable	**1,135**	**1,260**	**(5)**	**1,255**
Shares	411	411	(5)	406
Interest	724	849	-	849
Purchases payable obligations	-	**(724)**	-	**(724)**
Interest	-	(724)	-	(724)
Sales receivable	**732**	**1,842**	**5**	**1,847**
Shares	732	724	4	728
Interest	-	1,118	1	1,119
Sales deliverable obligations	**6,321**	**(1,620)**	**(1)**	**(1,621)**
Interest	1,118	(1,620)	(1)	(1,621)
Foreign currency	5,203	-	-	-
Credit derivatives	**20,099**	**(469)**	**379**	**(90)**
Asset position	**11,888**	**(210)**	**447**	**237**
Shares	1,646	(66)	149	83
Commodities	3	-	-	-
Interest	10,239	(144)	298	154
Liability position	**8,211**	**(259)**	**(68)**	**(327)**
Shares	2,692	(88)	(36)	(124)
Commodities	21	-	(1)	(1)
Interest	5,498	(171)	(31)	(202)
NDF - Non Deliverable Forward	**343,781**	**975**	**110**	**1,085**
Asset position	**183,268**	**9,320**	**35**	**9,355**
Commodities	1,671	147	(2)	145
Foreign currency	181,597	9,173	37	9,210
Liability position	**160,513**	**(8,345)**	**75**	**(8,270)**
Commodities	904	(77)	11	(66)
Foreign currency	159,609	(8,268)	64	(8,204)
Other derivative financial instruments	**7,202**	**221**	**318**	**539**
Asset position	**6,441**	**236**	**343**	**579**
Shares	268	(4)	14	10
Interest	6,171	240	120	360
Foreign currency	2	-	209	209
Liability position	**761**	**(15)**	**(25)**	**(40)**
Shares	582	(12)	(17)	(29)
Interest	156	(3)	(8)	(11)
Foreign currency	23	-	-	-
	Asset	**37,187**	**38,955**	**76,142**
	Liability	**(42,041)**	**(36,835)**	**(78,876)**
	Total	**(4,854)**	**2,120**	**(2,734)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	09/30/2020
Future contracts	162,153	276,122	57,132	120,075	615,482
Swap contracts	32,422	433,895	121,564	926,142	1,514,023
Option contracts	390,435	994,545	206,415	34,953	1,626,348
Forwards (onshore)	3,636	4,432	107	13	8,188
Credit derivatives	-	5,499	2,556	12,044	20,099
NDF - Non Deliverable Forward	127,403	157,817	39,429	19,132	343,781
Other derivative financial instruments	28	605	426	6,143	7,202

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-35

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2019	12/31/2019	12/31/2019	12/31/2019
Future contracts	**664,884**	-	-	-
Purchase commitments	**325,468**	-	-	-
Shares	1,084	-	-	-
Commodities	76	-	-	-
Interest	301,898	-	-	-
Foreign currency	22,410	-	-	-
Commitments to sell	**339,416**	-	-	-
Shares	1,163	-	-	-
Commodities	1,049	-	-	-
Interest	308,824	-	-	-
Foreign currency	28,380	-	-	-
Swap contracts		**(5,267)**	**(1,202)**	**(6,469)**
Asset position	**1,094,378**	**5,566**	**20,892**	**26,458**
Commodities	574	-	9	9
Interest	1,075,534	4,596	19,813	24,409
Foreign currency	18,270	970	1,070	2,040
Liability position	**1,094,378**	**(10,833)**	**(22,094)**	**(32,927)**
Shares	49	(9)	-	(9)
Commodities	855	-	(12)	(12)
Interest	1,068,660	(9,383)	(21,855)	(31,238)
Foreign currency	24,814	(1,441)	(227)	(1,668)
Option contracts	**1,720,205**	**(546)**	**(59)**	**(605)**
Purchase commitments – long position	**245,824**	**6,191**	**(6)**	**6,185**
Shares	11,513	256	515	771
Commodities	268	7	10	17
Interest	188,110	465	(331)	134
Foreign currency	45,933	5,463	(200)	5,263
Commitments to sell – long position	**626,187**	**1,667**	**604**	**2,271**
Shares	12,294	396	(40)	356
Commodities	228	5	(2)	3
Interest	568,442	513	887	1,400
Foreign currency	45,223	753	(241)	512
Purchase commitments – short position	**172,703**	**(6,671)**	**(19)**	**(6,690)**
Shares	6,312	(180)	(451)	(631)
Commodities	235	(10)	(8)	(18)
Interest	129,647	(412)	329	(83)
Foreign currency	36,509	(6,069)	111	(5,958)
Commitments to sell – short position	**675,491**	**(1,733)**	**(638)**	**(2,371)**
Shares	11,152	(269)	(37)	(306)
Commodities	485	(11)	-	(11)
Interest	621,405	(428)	(888)	(1,316)
Foreign currency	42,449	(1,025)	287	(738)
Forward operations (onshore)	**5,134**	**1,412**	**(4)**	**1,408**
Purchases receivable	**668**	**796**	**(6)**	**790**
Shares	488	488	(6)	482
Interest	160	308	-	308
Foreign currency	20	-	-	-
Purchases payable obligations	**660**	**(160)**	-	**(160)**
Interest	-	(160)	-	(160)
Foreign currency	660	-	-	-
Sales receivable	**1,653**	**1,368**	**4**	**1,372**
Shares	786	776	3	779
Interest	-	592	1	593
Foreign currency	867	-	-	-
Sales deliverable obligations	**2,153**	**(592)**	**(2)**	**(594)**
Interest	592	(592)	(1)	(593)
Foreign currency	1,561	-	(1)	(1)
Credit derivatives	**12,739**	**(236)**	**363**	**127**
Asset position	**9,878**	**(165)**	**332**	**167**
Shares	2,307	(81)	215	134
Commodities	27	(1)	3	2
Interest	7,423	(87)	114	27
Foreign currency	121	4	-	4
Liability position	**2,861**	**(71)**	**31**	**(40)**
Shares	719	(28)	8	(20)
Commodities	2	-	-	-
Interest	2,140	(43)	23	(20)
NDF - Non Deliverable Forward	**295,508**	**(552)**	**27**	**(525)**
Asset position	**138,772**	**4,239**	**207**	**4,446**
Commodities	570	34	(1)	33
Foreign currency	138,202	4,205	208	4,413
Liability position	**156,736**	**(4,791)**	**(180)**	**(4,971)**
Commodities	316	(10)	(1)	(11)
Foreign currency	156,420	(4,781)	(179)	(4,960)
Other derivative financial instruments	**6,581**	**216**	**(126)**	**90**
Asset position	**5,428**	**226**	**(61)**	**165**
Interest	5,428	226	(65)	161
Foreign currency	-	-	4	4
Liability position	**1,153**	**(10)**	**(65)**	**(75)**
Shares	695	2	(41)	(39)
Interest	458	(12)	(6)	(18)
Foreign currency	-	-	(18)	(18)
	Asset	**19,888**	**21,966**	**41,854**
	Liability	**(24,861)**	**(22,967)**	**(47,828)**
	Total	**(4,973)**	**(1,001)**	**(5,974)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2019
Future contracts	196,055	238,485	87,747	142,597	664,884
Swap contracts	24,094	204,065	103,013	763,206	1,094,378
Option contracts	988,793	320,300	258,488	152,624	1,720,205
Forwards (onshore)	953	2,514	1,651	16	5,134
Credit derivatives	-	4,746	733	7,260	12,739
NDF - Non Deliverable Forward	105,809	129,278	38,851	21,570	295,508
Other derivative financial instruments	12	786	320	5,463	6,581

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.36

III—Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 09/30/2020 NDF—Non Other derivative Future Option Forwards Swap contracts Credit derivatives Deliverable financial contracts contracts (onshore) Forward instruments B3 480,951 12,207 1,148,592 6,346 — 55,449 -Over-the-counter market 134,531 1,501,816 477,756 1,842 20,099 288,332 7,202 Financial institutions 131,826 1,257,851 438,425 1,842 20,098 170,002 5,674 Companies 2,705 231,742 38,307 — 1 116,956 1,528 Individuals — 12,223 1,024 — — 1,374 - Total 615,482 1,514,023 1,626,348 8,188 20,099 343,781 7,202 12/31/2019 NDF—Non Other derivative Future Option Forwards Swap contracts Credit derivatives Deliverable financial contracts contracts (onshore) Forward instruments B3 465,537 18,128 1,559,356 4,381 1 53,756 -Over-the-counter market 199,347 1,076,250 160,849 753 12,738 241,752 6,581 Financial institutions 198,788 864,858 125,312 292 12,738 141,204 5,340 Companies 559 180,005 35,122 461 — 99,204 1,241 Individuals — 31,387 415 — — 1,344 - Total 664,884 1,094,378 1,720,205 5,134 12,739 295,508 6,581

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	09/30/2020				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,940	1,214	4,275	3,583	868
TRS	6,837	6,837	-	-	-
Total by instrument	**16,777**	**8,051**	**4,275**	**3,583**	**868**
By risk rating					
Investment grade	745	181	512	52	-
Below investment grade	16,032	7,870	3,763	3,531	868
Total by risk	**16,777**	**8,051**	**4,275**	**3,583**	**868**
By reference entity					
Brazilian government	12,498	7,675	1,664	2,313	846
Governments – abroad	206	4	199	3	-
Private entities	4,073	372	2,412	1,267	22
Total by entity	**16,777**	**8,051**	**4,275**	**3,583**	**868**

	12/31/2019				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,283	1,013	2,675	2,539	56
TRS	4,161	4,161	-	-	-
Total by instrument	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By risk rating					
Investment grade	1,049	135	602	312	-
Below investment grade	9,395	5,039	2,073	2,227	56
Total by risk	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By reference entity					
Brazilian government	7,301	4,921	1,117	1,263	-
Governments – abroad	200	34	88	78	-
Private entities	2,943	219	1,470	1,198	56
Total by entity	**10,444**	**5,174**	**2,675**	**2,539**	**56**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-38

09/30/2020 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (9,940) 3,322 (6,618) TRS (6,837) — (6,837) Total (16,777) 3,322 (13,455) 12/31/2019 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (6,283) 2,295 (3,988) TRS (4,161) — (4,161) Total (10,444) 2,295 (8,149)

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2020					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	319,046	-	319,046	(3,170)	-	315,876
Derivatives financial instruments	76,142	-	76,142	(18,948)	-	57,194

	12/31/2019					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	198,422	-	198,422	(596)	-	197,826
Derivatives financial instruments	41,854	-	41,854	(14,121)	-	27,733

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2020					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	303,554	-	303,554	(47,616)	-	255,938
Derivatives financial instruments	78,876	-	78,876	(18,948)	(181)	59,747

	12/31/2019					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	256,583	-	256,583	(23,509)	-	233,074
Derivatives financial instruments	47,828	-	47,828	(14,121)	(148)	33,559

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.40

Note 7 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

- Interest Rate: Risk of loss in transactions subject to interest rate variations;
- Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty's credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

- Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts;
- Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts;
- Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts;
- Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts;
- Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts;
- Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts;
- Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.41

Strategies	Heading	09/30/2020					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	103,092	(2,273)	(2,417)	103,105	(2,273)
Hedge of assets transactions	Loans and lease operations and Securities	5,582	-	116	116	5,700	116
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,386	-	822	822	31,117	822
Hedge of loan operations	Loans and lease operations	323	-	15	15	309	17
Hedge of funding	Deposits	-	5,395	(149)	(145)	5,246	(149)
Hedge of assets denominated in UF	Securities	10,527	-	13	13	10,513	16
Foreign exchange risk							
Hedge of highly probable forecast transactions		384	-	16	266	384	16
Total		**46,202**	**108,487**	**(1,440)**	**(1,330)**	**156,374**	**(1,435)**

Strategies	Heading	12/31/2019					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	24,543	(2,808)	(3,310)	24,543	(2,814)
Hedge of assets transactions	Loans and lease operations and Securities	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	30,896	-	520	520	32,130	523
Hedge of loan operations	Loans and lease operations	269	-	12	12	257	14
Hedge of funding	Deposits	-	4,617	(27)	(22)	4,590	(27)
Hedge of assets denominated in UF	Securities	12,588	-	6	6	12,582	5
Foreign exchange risk							
Hedge of highly probable forecast transactions		294	-	(11)	179	294	(11)
Total		**49,611**	**29,160**	**(2,217)**	**(2,524)**	**80,052**	**(2,219)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 110 (R$ (307) at 12/31/2019).

Hedge Instruments	09/30/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	139,922	33	-	(1,335)	(1,335)	-	(249)
Swap	16,068	5,395	10,855	(116)	(121)	5	-
Foreign exchange risk							
Futures	384	-	288	16	16	-	-
Total	**156,374**	**5,428**	**11,143**	**(1,435)**	**(1,440)**	**5**	**(249)**

Hedge Instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	62,329	-	14	(2,200)	(2,197)	(3)	(762)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk							
Futures	294	-	156	(11)	(11)	-	-
Total	**80,052**	**4,617**	**13,028**	**(2,219)**	**(2,217)**	**(2)**	**(762)**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.42

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	09/30/2020					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	16,749	-	(15,747)	(15,747)	27,002	(15,750)
Total	**16,749**	**-**	**(15,747)**	**(15,747)**	**27,002**	**(15,750)**

Strategies	12/31/2019					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	14,396	-	(7,217)	(7,217)	16,947	(7,220)
Total	**14,396**	**-**	**(7,217)**	**(7,217)**	**16,947**	**(7,220)**

(1) Hedge instruments consider the gross tax position.
(2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation.

Hedge instruments	09/30/2020						
	Notional amount	Book Value [*]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	47,961	48	-	(21,574)	(21,537)	(37)	-
Forward	(4,351)	4,539	-	373	346	27	-
NDF - Non Deliverable Forward	(16,495)	85	-	5,181	5,172	9	-
Financial Assets	(113)	113	-	270	272	(2)	-
Total	**27,002**	**4,785**	**-**	**(15,750)**	**(15,747)**	**(3)**	**-**

Hedge instruments	12/31/2019						
	Notional amount	Book Value [*]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	32,966	228	-	(12,329)	(12,292)	(37)	-
Forward	(2,990)	2,977	-	408	381	27	-
NDF - Non Deliverable Forward	(11,525)	260	-	4,443	4,434	9	-
Financial Assets	(1,504)	1,523	-	258	260	(2)	-
Total	**16,947**	**4,988**	**-**	**(7,220)**	**(7,217)**	**(3)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.43

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	09/30/2020						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,277	-	9,694	-	417	9,277	(424)
Hedge of funding	-	9,989	-	11,378	(1,389)	9,989	1,384
Hedge of securities at fair value through other comprehensive income	10,033	-	10,221	-	188	10,217	(189)
Total	**19,310**	**9,989**	**19,915**	**11,378**	**(784)**	**29,483**	**771**

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book Value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of securities at fair value through other comprehensive income	4,482	-	4,574	-	92	4,609	(85)
Total	**11,868**	**7,436**	**12,216**	**8,195**	**(411)**	**19,431**	**426**

(1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

(2) Comprises the amount of R$ 4,263 at 09/30/2020, related to instruments exposed by the change in reference interest rates - IBORs.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.44

Hedge Instruments	09/30/2020				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap [2]	29,483	2,139	6,375	771	(13)
Total	**29,483**	**2,139**	**6,375**	**771**	**(13)**

Hedge Instruments	12/31/2019				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap [2]	19,431	766	4,636	426	15
Total	**19,431**	**766**	**4,636**	**426**	**15**

(1) Amounts recorded under heading Derivatives.

(2) The amount of R$ 153 is no longer qualified as hedge, with effect on result of R$ (16) (R$ 408 at 12/31/2019, with effect on result of R$ (15) from 01/01 to 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.45

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	09/30/2020			12/31/2019		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	103,105	(7)	103,092	24,543	(37)	24,543
Hedge of highly probable forecast transactions	384	16	384	294	(11)	294
Hedge of net investment in foreign operations	27,002	4,785	16,749	16,947	4,988	14,396
Hedge of loan operations (Fair value)	9,277	(424)	9,277	7,386	(264)	7,386
Hedge of loan operations (Cash flow)	309	17	323	257	14	269
Hedge of funding (Fair value)	9,989	1,384	9,989	7,436	775	7,436
Hedge of funding (Cash flow)	5,246	(149)	5,395	4,590	(27)	4,617
Hedge of assets transactions	5,700	116	5,582	5,656	91	5,564
Hedge of asset-backed securities under repurchase agreements	31,117	36	29,386	32,130	20	30,896
Hedge of assets denominated in UF	10,513	16	10,527	12,582	5	12,588
Hedge of securities at fair value through other comprehensive income	10,217	(189)	10,033	4,609	(85)	4,482
Total		**5,601**			**5,469**	

The table below shows the breakdown by maturity of the hedging strategies:

	09/30/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	65,547	22,421	8,431	74	6,232	400	-	103,105
Hedge of highly probable forecast transactions	384	-	-	-	-	-	-	384
Hedge of net investment in foreign operations (*)	27,002	-	-	-	-	-	-	27,002
Hedge of loan operations (Fair value)	3,023	1,504	1,367	1,137	484	1,417	345	9,277
Hedge of loan operations (Cash flow)	72	201	36	-	-	-	-	309
Hedge of funding (Fair value)	207	641	595	172	581	5,301	2,492	9,989
Hedge of funding (Cash flow)	2,534	-	2,201	215	-	296	-	5,246
Hedge of assets transactions	3,581	2,119	-	-	-	-	-	5,700
Hedge of asset-backed securities under repurchase agreements	22,052	2,273	6,026	-	766	-	-	31,117
Hedge of assets denominated in UF	10,440	73	-	-	-	-	-	10,513
Hedge of securities at fair value through other comprehensive income	6,438	1,274	76	-	701	1,728	-	10,217
Total	**141,280**	**30,506**	**18,732**	**1,598**	**8,764**	**9,142**	**2,837**	**212,859**

	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	5,533	4,409	1,627	8,464	-	4,510	-	24,543
Hedge of highly probable forecast transactions	294	-	-	-	-	-	-	294
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	16,947
Hedge of loan operations (Fair value)	381	2,490	1,248	993	623	1,111	540	7,386
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	257
Hedge of funding (Fair value)	299	152	375	423	129	4,220	1,838	7,436
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	4,590
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	5,656
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	32,130
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	12,582
Hedge of securities at fair value through other comprehensive income	4,230	-	28	-	-	351	-	4,609
Total	**46,126**	**32,571**	**6,149**	**17,147**	**913**	**11,146**	**2,378**	**116,430**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.46

Note 8 – Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	09/30/2020				12/31/2019			
	Gross carrying amount	Fair value adjustments (in stockholders' equity) (2)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities (1a)	**61,368**	**1,904**	**-**	**63,272**	**48,718**	**2,014**	**-**	**50,732**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – abroad (1b)	**22,858**	**7**	**(6)**	**22,859**	**20,638**	**(64)**	**(3)**	**20,571**
Germany	33	-	-	33	23	-	-	23
Colombia	2,663	69	-	2,732	3,851	27	-	3,878
Chile	12,172	3	-	12,175	11,119	89	-	11,208
United States	3,069	-	-	3,069	2,758	(2)	-	2,756
Italy	-	-	-	-	328	1	-	329
Mexico	1,141	3	(1)	1,143	-	-	-	-
Paraguay	2,675	(82)	(5)	2,588	1,957	(174)	(3)	1,780
Uruguay	1,105	14	-	1,119	602	(5)	-	597
Corporate securities (1c)	**8,018**	**(382)**	**(76)**	**7,560**	**5,308**	**96**	**(47)**	**5,357**
Shares	1,637	(370)	-	1,267	83	66	-	149
Bank deposit certificates	65	2	-	67	2,371	-	-	2,371
Securitized real estate loans	-	-	-	-	25	1	-	26
Debentures	1,414	(83)	(48)	1,283	387	(10)	(43)	334
Eurobonds and other	4,899	69	(25)	4,943	2,439	39	(1)	2,477
Other	3	-	(3)	-	3	-	(3)	-
Total	**92,280**	**1,529**	**(118)**	**93,691**	**74,700**	**2,046**	**(86)**	**76,660**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 22,204 (R$ 27,864 at 12/31/2019), b) R$ 323 (R$ 590 at 12/31/2019) and c) 1,050, totaling R$ 23,577 (R$ 28,454 at 12/31/2019).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	09/30/2020		12/31/2019	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**18,039**	**17,771**	**10,258**	**10,272**
Non-stated maturity	1,637	1,267	83	149
Up to one year	16,402	16,504	10,175	10,123
Non-current	**74,241**	**75,920**	**64,442**	**66,388**
From one to five years	51,046	52,446	45,704	46,456
From five to ten years	15,524	15,806	11,101	11,649
After ten years	7,671	7,668	7,637	8,283
Total	**92,280**	**93,691**	**74,700**	**76,660**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	09/30/2020			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,637	(370)	-	1,267
Total	**1,637**	**(370)**	**-**	**1,267**

	12/31/2019			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	83	66	-	149
Total	**83**	**66**	**-**	**149**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	09/30/2020		12/31/2019	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**1,637**	**1,267**	**83**	**149**
Non-stated maturity	1,637	1,267	83	149

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.47

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 09/30/2020
Financial assets at fair value through other comprehensive income	**(86)**	**(31)**	**(17)**	**16**	-	-	-	-	**(118)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(3)**	**(3)**	**(1)**	**1**	-	-	-	-	**(6)**
Corporate securities	**(47)**	**(28)**	**(16)**	**15**	-	-	-	-	**(76)**
Debentures	(43)	(4)	(1)	-	-	-	-	-	(48)
Eurobonds and other	(1)	(24)	(15)	15	-	-	-	-	(25)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2019
Financial assets at fair value through other comprehensive income	**(85)**	-	**(1)**	-	-	-	-	-	**(86)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	-	**(2)**	**(1)**	-	-	-	-	-	**(3)**
Corporate securities	**(49)**	**2**	-	-	-	-	-	-	**(47)**
Debentures	(43)	-	-	-	-	-	-	-	(43)
Eurobond and other	(3)	2	-	-	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	09/30/2020			12/31/2019		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1a)	**61,696**	**(45)**	**61,651**	**56,355**	**(52)**	**56,303**
Government securities – abroad	**19,311**	**(34)**	**19,277**	**17,226**	**-**	**17,226**
Colombia	435	(1)	434	335	-	335
Chile	716	(1)	715	621	-	621
Korea	3,699	(13)	3,686	3,427	-	3,427
Spain	4,396	(12)	4,384	4,984	-	4,984
United States	-	-	-	80	-	80
Mexico	10,012	(7)	10,005	7,763	-	7,763
Uruguay	53	-	53	16	-	16
Corporate securities (1b)	**51,224**	**(3,766)**	**47,458**	**59,538**	**(2,601)**	**56,937**
Rural product note	4,519	(69)	4,450	5,388	(47)	5,341
Bank deposit certificates	3	-	3	54	-	54
Real estate receivables certificates	4,976	(25)	4,951	5,844	(2)	5,842
Debentures	36,871	(3,615)	33,256	41,053	(2,532)	38,521
Eurobonds and other	305	(4)	301	1,083	(1)	1,082
Promissory notes	3,527	(29)	3,498	5,001	(3)	4,998
Other	1,023	(24)	999	1,115	(16)	1,099
Total	**132,231**	**(3,845)**	**128,386**	**133,119**	**(2,653)**	**130,466**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 11,498 (R$ 9,583 at 12/31/2019) and b) R$ 21,475 (R$ 17,457 at 12/31/2019), totaling R$ 32,973 (R$ 27,040 at 12/31/2019).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	09/30/2020		12/31/2019	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**36,606**	**35,492**	**30,113**	**29,766**
Up to one year	36,606	35,492	30,113	29,766
Non-current	**95,625**	**92,894**	**103,006**	**100,700**
From one to five years	57,698	56,452	57,120	56,178
From five to ten years	26,601	25,458	34,599	33,512
After ten years	11,326	10,984	11,287	11,010
Total	**132,231**	**128,386**	**133,119**	**130,466**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-48

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 09/30/2020
Financial assets at amortized cost	**(198)**	**(387)**	**(155)**	**256**	**19**	**-**	**-**	**(34)**	**(499)**
Brazilian government securities	**(52)**	**7**	**-**	**-**	**-**	**-**	**-**	**-**	**(45)**
Government securities - abroad	**-**	**(22)**	**(21)**	**9**	**-**	**-**	**-**	**-**	**(34)**
Chile	-	(1)	-	-	-	-	-	-	(1)
Colombia	-	(2)	(1)	2	-	-	-	-	(1)
Korea	-	(3)	(10)	-	-	-	-	-	(13)
Spain	-	(12)		-	-	-	-	-	(12)
Mexico	-	(4)	(10)	7	-	-	-	-	(7)
Corporate securities	**(146)**	**(372)**	**(134)**	**247**	**19**	**-**	**-**	**(34)**	**(420)**
Rural product note	(9)	(25)	(40)	11	-	-	-	-	(63)
Real estate receivables certificates	(2)	(27)	(9)	13	-	-	-	-	(25)
Debentures	(131)	(272)	(60)	203	19	-	-	(34)	(275)
Eurobond and other	(1)	(8)	(2)	7	-	-	-	-	(4)
Promissory notes	(3)	(26)	(10)	10	-	-	-	-	(29)
Other	-	(14)	(13)	3	-	-	-	-	(24)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 09/30/2020
Financial assets at amortized cost	**(58)**	**(25)**	**(68)**	**53**	**-**	**54**	**(19)**	**(13)**	**(76)**
Corporate securities	**(58)**	**(25)**	**(68)**	**53**	**-**	**54**	**(19)**	**(13)**	**(76)**
Rural product note	(5)	(3)	-	2	-	1	-	-	(5)
Debentures	(53)	(21)	(68)	50	-	53	(19)	(13)	(71)
Eurobond and other	-	(1)	-	1	-	-	-	-	-

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 09/30/2020
Financial assets at amortized cost	**(2,397)**	**(1,713)**	**(238)**	**1,085**	**34**	**13**	**-**	**(54)**	**(3,270)**
Corporate securities	**(2,397)**	**(1,713)**	**(238)**	**1,085**	**34**	**13**	**-**	**(54)**	**(3,270)**
Rural product note	(33)	(8)	(1)	42	-	-	-	(1)	(1)
Debentures	(2,348)	(1,721)	(207)	1,013	34	13	-	(53)	(3,269)
Other	(16)	16	(30)	30	-	-	-	-	-

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	**(223)**	**36**	**(38)**	**48**	**74**	**-**	**(75)**	**(20)**	**(198)**
Brazilian government securities	-	**7**	**-**	**-**	**-**	**-**	**(59)**	**-**	**(52)**
Government securities - abroad - Colombia	**(4)**	**5**	**(3)**	**2**	**-**	**-**	**-**	**-**	**-**
Corporate securities	**(219)**	**24**	**(35)**	**46**	**74**	**-**	**(16)**	**(20)**	**(146)**
Rural product note	(7)	4	(7)	1	-	-	-	-	(9)
Real estate receivables certificates	(2)	-	(4)	23	-	-	-	(19)	(2)
Debentures	(206)	19	(21)	20	74	-	(16)	(1)	(131)
Eurobond and other	(2)	-	-	1	-	-	-	-	(1)
Promissory notes	(2)	1	(3)	1	-	-	-	-	(3)

Stage 2	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	**(824)**	**82**	**(2)**	**66**	**75**	**619**	**(74)**	**-**	**(58)**
Brazilian government securities	**(59)**	**-**	**-**	**-**	**59**	**-**	**-**	**-**	**-**
Corporate securities	**(765)**	**82**	**(2)**	**66**	**16**	**619**	**(74)**	**-**	**(58)**
Rural product note	-	(8)	(2)	-	-	5	-	-	(5)
Debentures	(765)	90	-	66	16	614	(74)	-	(53)

Stage 3	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2019
Financial assets at amortized cost	**(2,599)**	**(35)**	**(193)**	**1,029**	**20**	**-**	**-**	**(619)**	**(2,397)**
Corporate securities	**(2,599)**	**(35)**	**(193)**	**1,029**	**20**	**-**	**-**	**(619)**	**(2,397)**
Rural product note	(173)	(3)	(50)	198	-	-	-	(5)	(33)
Real estate receivables certificates	(361)	16	-	326	19	-	-	-	-
Debentures	(2,037)	(48)	(127)	477	1	-	-	(614)	(2,348)
Promissory notes	(11)	-	-	11	-	-	-	-	-
Other	(17)	-	(16)	17	-	-	-	-	(16)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-49

Note 10—Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 09/30/2020 12/31/2019 Individuals 237,631 240,490 Credit card 78,326 91,676 Personal loan 36,885 34,892 Payroll loans 50,995 49,608 Vehicles 21,459 18,968 Mortgage loans 49,966 45,346 Corporate 131,403 100,789 Micro / small and medium companies 117,138 90,733 Foreign loans—Latin America 206,336 153,779 Total loans and lease operations 692,508 585,791 Provision for Expected Loss (1) (47,459) (37,508) Total loans and lease operations, net of Expected Credit Loss 645,049 548,283 (1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (1,124) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,557) (R$ (3,303) at 12/31/2019). By maturity 09/30/2020 12/31/2019 Overdue as from 1 day 19,399 21,263 Falling due up to 3 months 161,507 165,028 Falling due from 3 months to 12 months 184,305 149,388 Falling due after 1 year 327,297 250,112 Total loans and lease operations 692,508 585,791 By concentration 09/30/2020 12/31/2019 Largest debtor 7,765 5,389 10 largest debtors 37,474 29,340 20 largest debtors 54,496 44,712 50 largest debtors 85,120 71,965 100 largest debtors 115,979 97,695 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1—By business sector.

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2020
Individuals	199,907	(15,195)	(1,434)	6,214	37	-	2,365	191,894
Corporate	91,448	(2,270)	(64)	538	230	-	30,464	120,346
Micro / Small and medium companies	77,722	(6,035)	(1,275)	2,616	842	-	24,562	98,432
Foreign loans - Latin America	132,812	(9,573)	(1,521)	1,956	38	-	49,740	173,452
Total	**501,889**	**(33,073)**	**(4,294)**	**11,324**	**1,147**	**-**	**107,131**	**584,124**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2020
Individuals	19,070	(6,214)	(5,777)	15,195	638	-	(4,470)	18,442
Corporate	911	(538)	(354)	2,270	51	-	444	2,784
Micro / Small and medium companies	7,225	(2,616)	(1,764)	6,035	375	-	434	9,689
Foreign loans - Latin America	14,714	(1,956)	(8,678)	9,573	620	-	3,704	17,977
Total	**41,920**	**(11,324)**	**(16,573)**	**33,073**	**1,684**	**-**	**112**	**48,892**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2020
Individuals	21,513	(37)	(638)	1,434	5,777	(9,064)	8,310	27,295
Corporate	8,430	(230)	(51)	64	354	930	(1,224)	8,273
Micro / Small and medium companies	5,786	(842)	(375)	1,275	1,764	(1,401)	2,810	9,017
Foreign loans - Latin America	6,253	(38)	(620)	1,521	8,678	(384)	(503)	14,907
Total	**41,982**	**(1,147)**	**(1,684)**	**4,294**	**16,573**	**(9,919)**	**9,393**	**59,492**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2020
Individuals	240,490	(9,064)	6,205	237,631
Corporate	100,789	930	29,684	131,403
Micro / Small and medium companies	90,733	(1,401)	27,806	117,138
Foreign loans - Latin America	153,779	(384)	52,941	206,336
Total	**585,791**	**(9,919)**	**116,636**	**692,508**

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	177,488	(19,661)	(2,009)	8,680	-	-	35,409	199,907
Corporate	87,344	(904)	(36)	875	8	-	4,161	91,448
Micro / Small and medium companies	60,471	(5,484)	(823)	3,224	44	-	20,290	77,722
Foreign loans - Latin America	134,323	(12,022)	(1,001)	5,029	74	-	6,409	132,812
Total	**459,626**	**(38,071)**	**(3,869)**	**17,808**	**126**	**-**	**66,269**	**501,889**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	17,029	(8,680)	(7,579)	19,661	977	-	(2,338)	19,070
Corporate	2,038	(875)	(753)	904	1	-	(404)	911
Micro / Small and medium companies	6,059	(3,224)	(1,841)	5,484	483	-	264	7,225
Foreign loans - Latin America	11,768	(5,029)	(3,335)	12,022	731	-	(1,443)	14,714
Total	**36,894**	**(17,808)**	**(13,508)**	**38,071**	**2,192**	**-**	**(3,921)**	**41,920**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	18,047	-	(977)	2,009	7,579	(9,710)	4,565	21,513
Corporate	9,674	(8)	(1)	36	753	(868)	(1,156)	8,430
Micro / Small and medium companies	5,869	(44)	(483)	823	1,841	(2,011)	(209)	5,786
Foreign loans - Latin America	5,981	(74)	(731)	1,001	3,335	(1,710)	(1,549)	6,253
Total	**39,571**	**(126)**	**(2,192)**	**3,869**	**13,508**	**(14,299)**	**1,651**	**41,982**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	212,564	(9,710)	37,636	240,490
Corporate	99,056	(868)	2,601	100,789
Micro / Small and medium companies	72,399	(2,011)	20,345	90,733
Foreign loans - Latin America	152,072	(1,710)	3,417	153,779
Total	**536,091**	**(14,299)**	**63,999**	**585,791**

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-51

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 09/30/2020
Individuals	(5,215)	727	156	(324)	-	-	(1,396)	(6,052)
Corporate	(506)	187	2	(78)	(17)	-	(825)	(1,237)
Micro / Small and medium companies	(1,092)	293	68	(175)	(29)	-	(539)	(1,474)
Foreign loans - Latin America	(1,353)	216	439	(65)	(11)	-	(2,428)	(3,202)
Total	**(8,166)**	**1,423**	**665**	**(642)**	**(57)**	**-**	**(5,188)**	**(11,965)**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 09/30/2020
Individuals	(2,811)	324	2,335	(727)	(49)	-	(1,644)	(2,572)
Corporate	(91)	78	58	(187)	(9)	-	(890)	(1,041)
Micro / Small and medium companies	(890)	175	437	(293)	(78)	-	(373)	(1,022)
Foreign loans - Latin America	(2,765)	65	1,789	(216)	(156)	-	(694)	(1,977)
Total	**(6,557)**	**642**	**4,619**	**(1,423)**	**(292)**	**-**	**(3,601)**	**(6,612)**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 09/30/2020
Individuals	(11,427)	-	49	(156)	(2,335)	9,064	(7,577)	(12,382)
Corporate	(6,288)	17	9	(2)	(58)	(930)	557	(6,695)
Micro / Small and medium companies	(2,567)	29	78	(68)	(437)	1,401	(1,812)	(3,376)
Foreign loans - Latin America	(2,503)	11	156	(439)	(1,789)	384	(2,249)	(6,429)
Total	**(22,785)**	**57**	**292**	**(665)**	**(4,619)**	**9,919**	**(11,081)**	**(28,882)**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal (2)	Closing balance at 09/30/2020 (3)
Individuals	(19,453)	9,064	(10,617)	(21,006)
Corporate	(6,885)	(930)	(1,158)	(8,973)
Micro / Small and medium companies	(4,549)	1,401	(2,724)	(5,872)
Foreign loans - Latin America	(6,621)	384	(5,371)	(11,608)
Total	**(37,508)**	**9,919**	**(19,870)**	**(47,459)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3) Comprises Expected Credit Loss for Financial Guarantees R$ (1,124) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,557) (R$ (3,303) at 12/31/2019).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(3,892)	846	282	(264)	-	-	(2,187)	(5,215)
Corporate	(520)	59	1	(158)	-	-	112	(506)
Micro / Small and medium companies	(1,123)	225	72	(148)	(10)	-	(108)	(1,092)
Foreign loans - Latin America	(1,396)	258	18	(160)	(40)	-	(33)	(1,353)
Total	**(6,931)**	**1,388**	**373**	**(730)**	**(50)**	**-**	**(2,216)**	**(8,166)**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(2,116)	264	3,117	(846)	(155)	-	(3,075)	(2,811)
Corporate	(549)	158	245	(59)	-	-	114	(91)
Micro / Small and medium companies	(603)	148	514	(225)	(144)	-	(580)	(890)
Foreign loans - Latin America	(1,183)	160	562	(258)	(268)	-	(1,778)	(2,765)
Total	**(4,451)**	**730**	**4,438**	**(1,388)**	**(567)**	**-**	**(5,319)**	**(6,557)**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(8,417)	-	155	(282)	(3,117)	9,710	(9,476)	(11,427)
Corporate	(8,231)	-	-	(1)	(245)	868	1,321	(6,288)
Micro / Small and medium companies	(2,873)	10	144	(72)	(514)	2,011	(1,273)	(2,567)
Foreign loans - Latin America	(2,606)	40	268	(18)	(562)	1,710	(1,335)	(2,503)
Total	**(22,127)**	**50**	**567**	**(373)**	**(4,438)**	**14,299**	**(10,763)**	**(22,785)**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	(Increase) / Reversal (2)	Closing balance at 12/31/2019 (3)
Individuals	(14,425)	9,710	(14,738)	(19,453)
Corporate	(9,300)	868	1,547	(6,885)
Micro / Small and medium companies	(4,599)	2,011	(1,961)	(4,549)
Foreign loans - Latin America	(5,185)	1,710	(3,146)	(6,621)
Total	**(33,509)**	**14,299**	**(18,298)**	**(37,508)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the Provision for Expected Loss in the amount of R$ 8.

(3) Comprises expected credit loss for Financial Guarantees R$ (837) (R$ (1,191) at 12/31/2018) and Loan Commitments R$ (3,303) (R$ (2,601) at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-52

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	09/30/2020			12/31/2019		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,255**	**(485)**	**1,770**	**1,899**	**(421)**	**1,478**
Up to 1 year	2,255	(485)	1,770	1,899	(421)	1,478
Non-current	**10,363**	**(2,980)**	**7,383**	**8,613**	**(2,640)**	**5,973**
From 1 to 2 years	1,790	(477)	1,313	1,535	(439)	1,096
From 2 to 3 years	1,409	(403)	1,006	1,223	(368)	855
From 3 to 4 years	1,148	(339)	809	982	(310)	672
From 4 to 5 years	1,145	(326)	819	1,001	(287)	714
Over 5 years	4,871	(1,435)	3,436	3,872	(1,236)	2,636
Total	**12,618**	**(3,465)**	**9,153**	**10,512**	**(3,061)**	**7,451**

Financial lease revenues are composed of:

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Financial Income	151	147	475	452
Variable payments	10	11	31	28
Total	**161**	**158**	**506**	**480**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	09/30/2020				12/31/2019			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	404	417	402	413	1,305	1,352	1,303	1,349
Working capital	1,023	1,024	1,039	1,040	1,211	1,213	1,207	1,208
Other	-	-	-	-	-	-	1	1
Total	**1,427**	**1,441**	**1,441**	**1,453**	**2,516**	**2,565**	**2,511**	**2,558**

(*) Under Other liabilities.

From 01/01 to 09/30/2020 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 157, net of the Allowance for Loan Losses (R$ 162 from 01/01 to 09/30/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.53

Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	09/30/2020	01/01 to 09/30/2020		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [a]	15,341	1,104	(24)	1,080
Joint ventures [b]	235	(130)	-	(130)
Total	**15,576**	**974**	**(24)**	**950**

	12/31/2019	01/01 to 09/30/2019		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [a]	14,870	954	(3)	951
Joint ventures [b]	227	(61)	-	(61)
Total	**15,097**	**893**	**(3)**	**890**

(a) At 09/30/2020, this includes interest in total capital and voting capital of the following companies: XP Inc. (46.05% total capital and 32.49% voting capital; 46.05% total capital and 32.49% voting capital at 12/31/2019); Pravaler S.A. (52.62% total capital and 42.42% voting capital, 52.67% total capital and 42.49% voting capital at 12/31/2019); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2019); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2019); Gestora de Inteligência de Crédito S.A. (20% total and voting capital; 20% at 12/31/2019), Compañia Uruguaya de Medios de Procesamiento S.A. (31.47% total and voting capital; 31.93% at 12/31/2019); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2019); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2019) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2019). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income.

(b) At 09/30/2020, this includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2019); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2019) and includes result not arising from subsidiaries' net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.54

Note 12 – Lease—Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended September 30, 2020, total cash outflow with lease amounted to R$ 636. Lease agreements in the amount of R$ 129 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 09/30/2020 12/31/2019 Up to 3 months 347 320 3 months to 1 year 988 886 From 1 to 5 years 2,859 2,457 Over 5 years 1,720 1,135 Total Financial Liability 5,914 4,798 Lease amounts recognized in the Consolidated Statement of Income: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2020 09/30/2019 09/30/2020 09/30/2019 Sublease revenues — — 6 11 Depreciation expenses (162) (273) (799) (807) Interest expenses (42) (37) (160) (201) Lease expenses for low value assets (23) (21) (66) (59) Variable expenses not include in lease liabilities (17) (20) (50) (61) Total (244) (351) (1,069) (1,117) In the period from 01/01 to 09/30/2020, there was no impairment adjustment (01/01 to 09/30/2019 there was an impairment adjustment of R$ (113)), recorded under the heading General and Administrative Expenses.

Note 13 - Fixed assets

Fixed Assets [1]	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Acquisitions	307	1	4	36	47	23	603	64	1,085
Disposals	(53)	(26)	(56)	(140)	(10)	(23)	(341)	(15)	(664)
Exchange variation	(1)	5	23	199	31	89	161	14	521
Transfers	(421)	-	114	285	21	-	1	-	-
Other [2]	20	16	(46)	(48)	77	67	(1,982)	14	(1,882)
Balance at 09/30/2020	**586**	**1,095**	**3,104**	**2,892**	**1,895**	**1,416**	**8,006**	**1,412**	**20,406**
Depreciation									
Balance at 12/31/2019	**-**	**-**	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Depreciation expenses	-	-	(60)	(194)	(107)	(62)	(579)	(94)	(1,096)
Disposals	-	-	46	133	6	22	285	13	505
Exchange variation	-	-	(7)	(114)	(20)	(57)	(123)	(12)	(333)
Other [2]	-	-	(1)	(28)	5	(56)	1,641	(12)	1,549
Balance at 09/30/2020	**-**	**-**	**(1,845)**	**(1,958)**	**(1,263)**	**(1,062)**	**(6,312)**	**(1,088)**	**(13,528)**
Impairment									
Balance at 12/31/2019	-	-	-	-	-	-	**(27)**	-	**(27)**
Increase	-	-	-	(9)	-	-	-	-	(9)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 09/30/2020	**-**	**-**	**-**	**(9)**	**-**	**-**	**(27)**	**-**	**(36)**
Book value									
Balance at 09/30/2020	**586**	**1,095**	**1,259**	**925**	**632**	**354**	**1,667**	**324**	**6,842**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 39, achievable by 2020 (Note 32b 3.2 - Off balance commitments).

(2) Includes the total amount of R$ 38 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.56

Fixed Assets	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems [(1)]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Acquisitions	473	14	38	60	10	68	868	90	1,621
Disposals	-	(8)	(30)	(97)	(10)	(7)	(534)	(5)	(691)
Exchange variation	(1)	-	(6)	(16)	(6)	(12)	(34)	(1)	(76)
Transfers	(278)	-	107	130	27	-	14	-	-
Other [(2)]	(16)	9	(155)	(4)	(280)	2	(78)	(2)	(524)
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Depreciation									
Balance at 12/31/2018	-	-	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Depreciation expenses	-	-	(79)	(191)	(136)	(87)	(1,043)	(126)	(1,662)
Disposals	-	-	21	94	8	6	483	4	616
Exchange variation	-	-	5	8	4	6	21	1	45
Other [(2)]	-	-	159	4	267	-	131	1	562
Balance at 12/31/2019	-	-	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Impairment									
Balance at 12/31/2018	-	-	-	-	-	-	-	-	-
Increase	-	-	-	-	-	-	(27)	-	(27)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2019	-	-	-	-	-	-	**(27)**	-	**(27)**
Book value									
Balance at 12/31/2019	**734**	**1,099**	**1,242**	**805**	**582**	**351**	**2,001**	**352**	**7,166**

(1) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements.

(2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.57

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(1)]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Acquisitions	287		632	1,400	323	2,642
Rescissions / disposals	-	-	(92)	(1)	(36)	(129)
Exchange variation	2,361	266	871	-	275	3,773
Other [(3)]	-	(12)	16	-	-	4
Balance at 09/30/2020	**13,806**	**2,772**	**7,326**	**7,115**	**3,533**	**34,552**
Amortization						
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Amortization expense [(2)]	-	(144)	(571)	(597)	(336)	(1,648)
Rescissions / disposals	-	-	89	-	35	124
Exchange variation	-	(103)	(438)	-	(220)	(761)
Other [(3)]	-	5	(15)	(12)	(3)	(25)
Balance at 09/30/2020	**-**	**(1,299)**	**(4,141)**	**(3,106)**	**(1,766)**	**(10,312)**
Impairment (Note 2.4h)						
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Increase	(5,662)	(761)	-	(1)	-	(6,424)
Disposals	-	-	-	-	-	-
Balance at 09/30/2020	**(5,662)**	**(761)**	**(171)**	**(371)**	**-**	**(6,965)**
Book value						
Balance at 09/30/2020	**8,144**	**712**	**3,014**	**3,638**	**1,767**	**17,275**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (377) from 01/01 to 09/30/2019) are disclosed in the General and administrative expenses (Note 23).

(3) Includes the total amount of R$ 13 related to the hyperinflationary adjustment for Argentina.

ITAÚ UNIBANCO HOLDING recognized impairment adjustments of intangible assets related to the Itaú Corpbanca's business combination. It considered the value in use for Cash Generating Units (CGU) in Chile and Colombia and the cash flow was based on the result for June 2020 and internal projects of result until 2025.

The adjustment of recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in an amount of CGU lower than their book values. The discount rate adopted for the impairment test was determined at the cost of capital based on the CAPM model.

Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.58

	Goodwill and intangible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Acquisitions	-	-	789	1,187	715	2,691
Rescissions / disposals	(26)	(4)	(93)	-	(130)	(253)
Exchange variation	(285)	22	(84)	-	6	(341)
Other [4]	5	(29)	40	-	20	36
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Amortization						
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Amortization expense [3]	-	(218)	(675)	(674)	(332)	(1,899)
Rescissions / disposals	26	4	28	-	130	188
Exchange variation	-	(5)	45	-	(13)	27
Other [4]	-	29	(103)	-	(12)	(86)
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Impairment (Note 2.4h)						
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Incresase	-	-	(4)	(27)	-	(31)
Disposals	-	-	58	-	-	58
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Book value						
Balance at 12/31/2019	**11,158**	**1,461**	**2,522**	**2,849**	**1,729**	**19,719**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273, achievable by 2020.

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses (Note 23).

(4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.59

Note 15 - Deposits

	09/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**379,715**	**257,425**	**637,140**	**251,882**	**172,863**	**424,745**
Savings deposits	172,391	-	172,391	144,558	-	144,558
Interbank deposits	3,556	267	3,823	2,866	155	3,021
Time deposits	203,768	257,158	460,926	104,458	172,708	277,166
Non-interest bearing deposits	**127,879**	**-**	**127,879**	**82,315**	**-**	**82,315**
Demand deposits	127,827	-	127,827	82,306	-	82,306
Others deposits	52	-	52	9	-	9
Total	**507,594**	**257,425**	**765,019**	**334,197**	**172,863**	**507,060**

Note 16 – Financial liabilities designated at fair value through profit or loss

	09/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Shares	-	-	-	11	-	11
Debt securities	10	132	142	38	152	190
Total	**10**	**132**	**142**	**49**	**152**	**201**

The effect of credit risk of these instruments is not significant at 09/30/2020 and 12/31/2019.

Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.60

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	09/30/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**22,765**	**53**	**22,818**	**67,065**	**2,696**	**69,761**
Government securities		-	-	-	46,271	-	46,271
Corporate securities	25% of CDI to 89% of CDI	19,905	-	19,905	17,665	-	17,665
Own issue	100% of Selic to 16.40%	2,709	20	2,729	2,831	2,427	5,258
Foreign	0.03% to 16.00%	151	33	184	298	269	567
Assets received as collateral	1.38% to 1.90%	**201,217**	**-**	**201,217**	**140,004**	**-**	**140,004**
Right to sell or repledge the collateral	0.20% to IPCA+6%	**26,087**	**53,432**	**79,519**	**16,807**	**30,011**	**46,818**
Total		**250,069**	**53,485**	**303,554**	**223,876**	**32,707**	**256,583**

b) Interbank market funds

	Interest rate (p.a.)	09/30/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	2.00% to 24.14%	18,500	26,888	45,388	20,829	44,604	65,433
Real state credit bills	1.65% to 11.83%	1,853	1,497	3,350	6,194	1,441	7,635
Agribusiness credit bills	2% to 15.70%	11,907	5,685	17,592	14,543	6,661	21,204
Guaranteed real state notes	3.37% to 8.05%	-	8,567	8,567	-	4,320	4,320
Import and export financing	0% to 9.60%	61,460	17,960	79,420	59,810	4,812	64,622
On-lending-domestic	0% to 18%	4,613	6,851	11,464	3,863	7,785	11,648
Total		**98,333**	**67,448**	**165,781**	**105,239**	**69,623**	**174,862**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	09/30/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	LIBOR to IGPM + 4.63%	7,140	69,804	76,944	4,098	55,364	59,462
Obligations on securities abroad	-0.05% to 30.1%	5,618	58,132	63,750	9,162	34,510	43,672
Raisings through Structured Operations Certificates (2)	1.51% to 11.12%	669	325	994	575	535	1,110
Total		**13,427**	**128,261**	**141,688**	**13,835**	**90,409**	**104,244**

(1) At 09/30/2020, the amount of R$ 43,736 (R$ 36,627 at 12/31/2019) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013.

(2) At 09/30/2020, the fair value of raisings through Structured Operations Certificates issued is R$ 1,045 (R$ 1,204 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-61

Note 18 - Other assets and liabilities

a) Other assets

	09/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Financial	**76,018**	**13,061**	**89,079**	**87,498**	**7,254**	**94,752**
Receivables from credit card issuers	37,628	-	37,628	42,395	-	42,395
Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e)	1,448	11,605	13,053	7,990	6,530	14,520
Trading and intermediation of securities	24,761	1,054	25,815	26,544	207	26,751
Income receivable	3,055	4	3,059	3,236	-	3,236
Operations without credit granting characteristics, net of provisions	3,455	387	3,842	3,612	5	3,617
Insurance and reinsurance operations	1,261	10	1,271	836	511	1,347
Net amount receivables from reimbursement of provisions (Note 29d)	887	-	887	978	-	978
Deposits in guarantee of fund raisings abroad	3,252	1	3,253	1,864	1	1,865
Foreign exchange portfolio	192	-	192	-	-	-
Other	79	-	79	43	-	43
Non-financial	**9,890**	**7,116**	**17,006**	**9,323**	**5,368**	**14,691**
Sundry foreign	1,327	10	1,337	639	7	646
Prepaid expenses	2,670	1,464	4,134	3,288	1,038	4,326
Sundry domestic	2,575	8	2,583	2,916	9	2,925
Assets of post-employment benefit plans (Note 26e)	-	690	690	-	717	717
Lease right-of-use	100	4,944	5,044	211	3,597	3,808
Other	3,218	-	3,218	2,269	-	2,269

b) Other liabilities

	09/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Financial	**98,057**	**6,890**	**104,947**	**113,092**	**3,989**	**117,081**
Credit card operations	80,039	-	80,039	87,361	-	87,361
Trading and intermediation of securities	13,908	665	14,573	18,062	65	18,127
Foreign exchange portfolio	-	-	-	1,245	-	1,245
Finance leases	109	5,120	5,229	207	3,924	4,131
Other	4,001	1,105	5,106	6,217	-	6,217
Non-financial	**40,399**	**2,500**	**42,899**	**26,275**	**2,063**	**28,338**
Funds in transit	18,137	125	18,262	10,573	11	10,584
Charging and collection of taxes and similar	5,681	-	5,681	335	-	335
Social and statutory	3,543	270	3,813	5,057	32	5,089
Deferred income	3,288	-	3,288	2,686	-	2,686
Sundry domestic	2,503	101	2,604	2,118	79	2,197
Personnel provision	2,428	85	2,513	1,569	75	1,644
Provision for sundry payments	2,637	67	2,704	1,761	63	1,824
Obligations on official agreements and rendering of payment services	1,045	4	1,049	1,114	-	1,114
Liabilities from post-employment benefit plans (Note 26e)	-	1,842	1,842	-	1,800	1,800
Other	1,137	6	1,143	1,062	3	1,065

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-62

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	09/30/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 09/30/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 09/30/2020	4,924,186,605	1,888,835,760	6,813,022,365	67,509
Residents abroad at 09/30/2020	34,103,754	2,957,009,229	2,991,112,983	29,639
Treasury shares at 12/31/2019 (1)	**-**	**58,533,585**	**58,533,585**	**(1,274)**
Result from delivery of treasury shares	-	(16,855,133)	(16,855,133)	367
Treasury shares at 09/30/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Outstanding shares at 09/30/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

	12/31/2019			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2018	4,928,076,320	1,609,055,166	6,537,131,486	64,776
Residents abroad at 12/31/2018	30,214,039	3,236,789,823	3,267,003,862	32,372
Shares of capital stock at 12/31/2018	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Treasury shares at 12/31/2018 (1)	**-**	**83,614,426**	**83,614,426**	**(1,820)**
Result from delivery of treasury shares	-	(25,080,841)	(25,080,841)	546
Treasury shares at 12/31/2019 (1)	**-**	**58,533,585**	**58,533,585**	**(1,274)**
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	
Outstanding shares at 12/31/2018	**4,958,290,359**	**4,762,230,563**	**9,720,520,922**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares.

Cost / market value	09/30/2020	
	Common	Preferred
Average cost	-	21.76
Market value at 09/30/2020	21.38	22.50

Cost / market value	12/31/2019	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2019	32.03	37.10

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.63

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	09/30/2020	09/30/2019
Statutory net income	11,325	18,451
Adjustments:		
(-) Legal reserve - 5%	(566)	(922)
Dividend calculation basis	**10,759**	**17,529**
Minimun mandatory dividend - 25%	2,690	4,382
Dividends and Interest on Capital Paid / Accrued	**2,690**	**11,048**

II - Stockholders' compensation

	09/30/2020			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**1,688**	**(78)**	**1,610**
Dividends - 8 monthly installments paid from February to September 2020	0.0150	1,171	-	1,171
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities)		**1,080**	**-**	**1,080**
Dividends - 1 monthly installment paid on 10/01/2020	0.0150	146	-	146
Dividends	0.0956	934	-	934
Total from 01/01 to 09/30/2020		**2,768**	**(78)**	**2,690**

	09/30/2019			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**8,836**	**-**	**8,836**
Dividends - 8 monthly installments paid from February to September 2019	0.0150	1,168	-	1,168
Dividends - paid on 08/23/2019	0.7869	7,668	-	7,668
Accrued (Recorded in Other Liabilities)		**146**	**-**	**146**
Dividends - 1 monthly installment paid on 10/01/2019	0.0150	146	-	146
Identified in Profit Reserve In Stockholders' Equity	**0.2120**	**2,066**	**-**	**2,066**
Total from 01/01 to 09/30/2019		**11,048**	**-**	**11,048**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-64

c) Capital reserves and profit reserves

I - Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation.

II - Appropriated reserves

	09/30/2020	12/31/2019
Capital reserves	**285**	**285**
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**11,455**	**12,663**
Legal [(1)]	11,892	11,326
Statutory [(2)]	11,080	3,043
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)
Special profit reserves [(3)]	-	9,811
Total reserves at parent company	**11,740**	**12,948**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 09/30/2020 and 12/31/2019.

III - Unappropriated reserves

Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2020	12/31/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Itaú CorpBanca	10,488	11,270	(3,305)	531
Itaú CorpBanca Colômbia S.A.	517	406	26	(8)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	569	446	123	89
Luizacred S.A. Soc. Cred. Financiamento Investimento	372	295	76	3
Other	157	123	40	44
Total	**12,103**	**12,540**	**(3,040)**	**659**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.65

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Partner Plan	(55)	(55)	(152)	(201)
Share-based plan	(98)	(91)	(298)	(308)
Total	**(153)**	**(146)**	**(450)**	**(509)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 09/30/2020	01/01 to 09/30/2019
	Quantity	Quantity
Opening balance	**39,305,211**	**48,871,182**
New	10,473,405	8,096,700
Delivered	(11,408,109)	(15,627,167)
Cancelled	(851,468)	(1,271,138)
Closing balance	**37,519,039**	**40,069,577**
Weighted average of remaining contractual life (years)	1.95	1.85
Market value weighted average (R$)	**23.37**	**25.49**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.66

II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2020 09/30/2019 Quantity Quantity Opening balance                20,220,934                25,016,145 New                13,676,575                9,794,250 Delivered                (10,574,321)                (14,237,280) Cancelled                (219,742)                (81,226) Closing balance                23,103,446                20,491,889 Market value weighted average (R$) 33.52 37.55 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 09/30/2020 01/01 to 09/30/2019 Weighted average Weighted average Quantity Quantity exercise price exercise price Opening balance — 3,089,599 22.11 Options vested at the end of the period — 3,089,599 22.11 Options: Canceled / Forfeited (*) —                (15,590)                29.51 Exercised                —                —                 (1,456,493) 22.45 Closing balance —                1,617,516 22.73 Options vested at the end of the period —                1,617,516 22.73 Range of exercise prices 22.73 Weighted average of the remaining contractual life (in years)—                0.25 Market value weighted average (R$) -36.49 (*) Refers to non-vesting based on the beneficiary’s decision.

Note 21 - Interest and similar income and expense and net gain (loss)

a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Compulsory deposits in the Central Bank of Brazil	442	1,210	1,842	3,734
Interbank deposits	330	397	968	919
Securities purchased under agreements to resell	1,560	4,220	8,426	13,093
Financial assets at fair value through other comprehensive income	3,928	3,281	13,311	8,008
Financial assets at amortized cost	1,072	539	2,637	1,916
Loan operations	18,621	22,203	62,093	61,256
Other financial assets	119	371	(97)	674
Total	**26,072**	**32,221**	**89,180**	**89,600**

b) Interest and similar expense

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Deposits	(4,182)	(4,610)	(13,727)	(14,009)
Securities sold under repurchase agreements	(1,207)	(4,973)	(8,267)	(16,718)
Interbank market funds	(3,283)	(7,693)	(33,014)	(13,109)
Institutional market funds	(1,933)	(1,760)	(6,168)	(5,114)
Financial expense from technical provisions for insurance and private pension	(1,318)	(3,824)	(1,755)	(12,933)
Other	91	(23)	12	(84)
Total	**(11,832)**	**(22,883)**	**(62,919)**	**(61,967)**

c) Adjustment to Fair Value of Financial Assets and Liabilities

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Financial assets at fair value through profit or loss	(145)	477	(1,713)	3,559
Derivatives (*)	(967)	(632)	(5,705)	(999)
Financial assets designated at fair value through profit or loss	(152)	(219)	(535)	(141)
Financial assets at fair value through other comprehensive income	3	93	876	544
Financial liabilities designated at fair value	3	5	57	(11)
Total	**(1,258)**	**(276)**	**(7,020)**	**2,952**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 09/30/2020, ITAÚ UNIBANCO HOLDING recognized R$ (632) Expected Losses (R$ 925 at 09/30/2019) with loss of R$ (29) for Financial Assets – Fair Value through Other Comprehensive Income (R$ (2) at 09/30/2019) and loss of R$ (603) for Financial Assets – Amortized Cost (R$ 927 at 09/30/2019).

Note 22 - Commissions and Banking Fees

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Credit and debit cards	3,371	3,891	10,038	11,610
Current account services	2,009	1,995	6,005	5,894
Asset management	**1,704**	**1,672**	**5,203**	**4,387**
Funds	1,543	1,524	4,734	3,948
Consortia	161	148	469	439
Credit operations and financial guarantees provided	**570**	**591**	**1,700**	**1,818**
Credit operations	235	257	683	794
Financial guarantees provided	335	334	1,017	1,024
Collection services	484	469	1,395	1,367
Advisory services and brokerage	827	623	2,076	1,483
Custody services	150	135	422	368
Other	551	426	1,553	1,435
Total	**9,666**	**9,802**	**28,392**	**28,362**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.68

Note 23 - General and administrative expenses

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Personnel expenses	**(6,318)**	**(8,821)**	**(18,344)**	**(21,285)**
Compensation	(2,664)	(2,326)	(7,500)	(7,215)
Employees' profit sharing	(974)	(1,428)	(2,936)	(3,770)
Welfare benefits	(1,009)	(1,024)	(3,012)	(2,923)
Provision for labor claims and dismissals	(742)	(2,650)	(2,199)	(4,091)
Payroll charges	(837)	(861)	(2,421)	(2,478)
Share-based payment (Note 20)	(55)	(55)	(152)	(201)
Training	(19)	(36)	(61)	(124)
Other	(18)	(441)	(63)	(483)
Administrative expenses	**(4,008)**	**(3,914)**	**(12,490)**	**(11,733)**
Third party services	(1,247)	(1,125)	(3,593)	(3,325)
Data processing and telecommunications	(985)	(1,068)	(2,862)	(3,220)
Installations	(620)	(506)	(1,569)	(1,526)
Advertising, promotions and publicity	(242)	(301)	(730)	(921)
Financial services expenses	(244)	(188)	(684)	(575)
Security	(192)	(182)	(547)	(564)
Transportation	(81)	(89)	(263)	(270)
Materials	(55)	(79)	(243)	(248)
Travel expenses	(8)	(57)	(73)	(177)
Other [(1)]	(334)	(319)	(1,926)	(907)
Depreciation and Amortization	**(1,105)**	**(1,150)**	**(3,553)**	**(3,411)**
Other expenses	**(2,594)**	**(2,604)**	**(12,829)**	**(7,572)**
Selling - credit cards	(948)	(1,255)	(3,134)	(3,673)
Claims losses	(170)	(201)	(580)	(597)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(67)	(214)	(303)	(560)
Provision for lawsuits civil (Note 29)	(332)	(278)	(754)	(436)
Provision for tax and social security lawsuits	(116)	(110)	308	(375)
Refund of interbank costs	(66)	(90)	(194)	(230)
Impairment [(2)]	(5)	-	(5,911)	-
Other	(890)	(456)	(2,261)	(1,701)
Total	**(14,025)**	**(16,489)**	**(47,216)**	**(44,001)**

(1) At 09/30/2020 comprises R$ (1,047) related to donations for the initiative "Todos pela Saúde" (All for Health) (Note 33a).

(2) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.69

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (*)	20.00%

(*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation:

Due on operations for the period	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Net income / (loss) before income tax and social contribution	**4,861**	**4,295**	**(8,661)**	**23,424**
Charges (income tax and social contribution) at the rates in effect	(2,187)	(1,718)	3,897	(9,370)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	83	169	271	428
Foreign exchange variation on investments abroad	866	1,471	8,349	1,180
Interest on capital	710	737	2,119	2,335
Other nondeductible expenses net of non taxable income (*)	(1,626)	(4,350)	(23,398)	(2,361)
Income tax and social contribution expenses	**(2,154)**	**(3,691)**	**(8,762)**	**(7,788)**
Related to temporary differences				
Increase / (reversal) for the period	2,392	4,896	24,297	3,457
Increase / (reversal) of prior periods	-	5	-	5
(Expenses) / Income from deferred taxes	**2,392**	**4,901**	**24,297**	**3,462**
Total income tax and social contribution expenses	**238**	**1,210**	**15,535**	**(4,326)**

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.70

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2019	Realization / Reversal	Increase	09/30/2020
Reflected in income	**43,380**	**(10,088)**	**33,348**	**66,640**
Provision for expected loss	22,860	(2,714)	8,549	28,695
Related to tax losses and social contribution loss carryforwards	2,585	(78)	6,099	8,606
Provision for profit sharing	2,162	(2,162)	1,225	1,225
Provision for devaluation of securities with permanent impairment	1,530	(513)	1,064	2,081
Provisions	6,208	(1,465)	1,284	6,027
Civil lawsuits	1,413	(414)	325	1,324
Labor claims	3,251	(974)	889	3,166
Tax and social security lawsuits	1,544	(77)	70	1,537
Legal obligations	723	(48)	44	719
Adjustments of operations carried out on the futures settlement market	84	(84)	90	90
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	738	(738)	11,527	11,527
Provision relating to health insurance operations	348	-	6	354
Other	6,142	(2,286)	3,460	7,316
Reflected in stockholders' equity	**2,354**	**(1,278)**	**219**	**1,295**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	766	(732)	217	251
Cash flow hedge	1,187	(526)	2	663
Other	401	(20)	-	381
Total (1) (2)	**45,734**	**(11,366)**	**33,567**	**67,935**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 62,455 and R$ 388, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income	**37,252**	**(13,667)**	**19,795**	**43,380**
Provision for expected loss	18,563	(4,712)	9,009	22,860
Related to tax losses and social contribution loss carryforwards	4,391	(2,339)	533	2,585
Provision for profit sharing	1,844	(1,844)	2,162	2,162
Provision for devaluation of securities with permanent impairment	1,729	(902)	703	1,530
Provisions	4,464	(1,552)	3,296	6,208
Civil lawsuits	1,586	(651)	478	1,413
Labor claims	2,037	(790)	2,004	3,251
Tax and social security lawsuits	841	(111)	814	1,544
Goodwill on purchase of investments	60	(60)	-	-
Legal obligations	676	(57)	104	723
Adjustments of operations carried out in futures settlement market	98	(98)	84	84
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	631	(631)	738	738
Provision relating to health insurance operations	343	-	5	348
Other	4,453	(1,472)	3,161	6,142
Reflected in stockholders' equity	**1,888**	**(509)**	**975**	**2,354**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	383	(163)	546	766
Cash flow hedge	1,149	(93)	131	1,187
Other	356	(253)	298	401
Total (1) (2)	**39,140**	**(14,176)**	**20,770**	**45,734**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

(2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-71

II - The provision for deferred income tax and social contribution and its changes are represented by:

	12/31/2019	Realization / reversal	Increase	09/30/2020
Reflected in income	**6,610**	**(2,856)**	**1,643**	**5,397**
Depreciation in excess finance lease	202	(46)	-	156
Adjustment of deposits in guarantee and provisions	1,531	(131)	6	1,406
Post-employment benefits	282	(105)	14	191
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	1,131	1,131
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	96	96
Taxation of results abroad – capital gains	581	-	58	639
Other	1,535	(95)	338	1,778
Reflected in stockholders' equity	**1,268**	**(832)**	**35**	**471**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(831)	32	429
Cash flow hedge	30	-	3	33
Post-employment benefits	10	(1)	-	9
Total (*)	**7,878**	**(3,688)**	**1,678**	**5,868**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 62,455 and R$ 388, respectively.

	12/31/2018	Realization / reversal	Increase	12/31/2019
Reflected in income	**6,144**	**(3,863)**	**4,329**	**6,610**
Depreciation in excess finance lease	346	(144)	-	202
Adjustment of deposits in guarantee and provisions	1,348	(29)	212	1,531
Post-employment benefits	287	(56)	51	282
Adjustments of operations carried out on the futures settlement market	923	(923)	1,330	1,330
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,790	(1,790)	1,149	1,149
Taxation of results abroad – capital gains	659	(142)	64	581
Other	791	(779)	1,523	1,535
Reflected in stockholders' equity	**662**	**(262)**	**868**	**1,268**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	474	(107)	861	1,228
Cash flow hedge	168	(142)	4	30
Post-employment benefits	7	-	3	10
Other	13	(13)	-	-
Total (*)	**6,806**	**(4,125)**	**5,197**	**7,878**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.72

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are:

Year of realization	Deferred tax assets						Provision for deferred income tax and social contribution	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2020	3,153	5%	3,750	44%	6,903	10%	(1,190)	20%	5,713	9%
2021	16,282	27%	1,065	12%	17,347	26%	(186)	3%	17,161	28%
2022	20,782	35%	535	6%	21,317	31%	(120)	2%	21,197	34%
2023	8,200	14%	622	7%	8,822	13%	(110)	2%	8,712	14%
2024	2,714	5%	653	8%	3,367	5%	(195)	3%	3,172	5%
After 2024	8,198	14%	1,981	23%	10,179	15%	(4,067)	70%	6,112	10%
Total	**59,329**	**100%**	**8,606**	**100%**	**67,935**	**100%**	**(5,868)**	**100%**	**62,067**	**100%**
Present value (*)	**57,301**		**8,333**		**65,634**		**(5,439)**		**60,195**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 09/30/2020, deferred tax assets not accounted for correspond to R$ 847 and result from Management's evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019) .

c) Tax liabilities

	09/30/2020	12/31/2019
Taxes and contributions on income payable	47	3,083
Other Taxes and Contributions payable	3,814	914
Provision for deferred income tax and social contribution (Note 24b II)	388	1,058
Other	2,394	2,836
Total	**6,643**	**7,891**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.73

Note 25 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Net income attributable to owners of the parent company	**4,732**	**5,165**	**9,914**	**18,439**
Minimum non-cumulative dividends on preferred shares	(106)	(105)	(106)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	2,294	2,519	4,928	9,279
Preferred	2,223	2,432	4,771	8,946
Total net income available to equity owners:				
Common	2,403	2,628	5,037	9,388
Preferred	2,329	2,537	4,877	9,051
Weighted average number of outstanding shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,804,166,251	4,785,705,852	4,800,376,702	4,780,285,648
Basic earnings per share – R$				
Common	0.49	0.53	1.02	1.89
Preferred	0.49	0.53	1.02	1.89

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Net income available to preferred equity owners	**2,329**	**2,537**	**4,877**	**9,051**
Dividends on preferred shares after dilution effects	11	16	17	41
Net income available to preferred equity owners considering preferred shares after the dilution effect	**2,340**	**2,553**	**4,894**	**9,092**
Net income available to ordinary equity owners	**2,403**	**2,628**	**5,037**	**9,388**
Dividend on preferred shares after dilution effects	(11)	(16)	(17)	(41)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**2,392**	**2,612**	**5,020**	**9,347**
Adjusted weighted average of shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,850,418,664**	**4,846,886,334**	**4,833,530,654**	**4,822,570,952**
Preferred	4,804,166,251	4,785,705,852	4,800,376,702	4,780,285,648
Incremental as per share-based payment plans	46,252,413	61,180,482	33,153,952	42,285,304
Diluted earnings per share – R$				
Common	0.48	0.53	1.01	1.89
Preferred	0.48	0.53	1.01	1.89

There was not potentially antidilutive effect of the shares in share-based payment plans in both periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.74

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.75

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	09/30/2020	09/30/2019
Discount rate (1)	7.64% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12% p.a.	4.00% to 7.12% p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.76

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Fixed income securities	**21,339**	**20,672**	**91.98%**	**90.93%**
Quoted in an active market	21,014	20,366	90.58%	89.59%
Non quoted in an active market	325	306	1.40%	1.34%
Variable income securities	**1,177**	**1,392**	**5.07%**	**6.12%**
Quoted in an active market	1,168	1,384	5.03%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**78**	**65**	**0.34%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	78	65	0.34%	0.29%
Real estate	**529**	**529**	**2.28%**	**2.33%**
Loans to participants	**76**	**74**	**0.33%**	**0.33%**
Total	**23,199**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to group companies, with a fair value of R$ 415 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	09/30/2020			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	23,199	1,488	-	24,687
2 - Actuarial liabilities	(20,063)	-	(938)	(21,001)
3 - Asset ceiling (*)	(3,945)	(893)	-	(4,838)
4 - Net amount recognized in the balance sheet	**(809)**	**595**	**(938)**	**(1,152)**
Amount recognized in Assets (Note 18a)	95	595	-	690
Amount recognized in Liabilities (Note 18b)	(904)	-	(938)	(1,842)

	12/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,732	1,475	-	24,207
2 - Actuarial liabilities	(19,713)	-	(967)	(20,680)
3 - Asset ceiling (*)	(3,761)	(849)	-	(4,610)
4 - Net amount recognized in the balance sheet	**(742)**	**626**	**(967)**	**(1,083)**
Amount recognized in Assets (Note 18a)	91	626	-	717
Amount recognized in Liabilities (Note 18b)	(833)	-	(967)	(1,800)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-77

f) Change in the net amount recognized in the balance sheet

	09/30/2020								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**
Amounts recognized in income (1+2+3)	**1,299**	**(1,198)**	**(215)**	**(114)**	**84**	**(49)**	**35**	**(57)**	**(136)**
1 - Cost of current service	-	(71)	-	(71)	-	-	-	-	(71)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [(1)(3)]	1,299	(1,127)	(215)	(43)	84	(49)	35	(57)	(65)
Amounts recognized in stockholders' equity - other comprehensive income (4+5+6)	**26**	**(74)**	**31**	**(17)**	**-**	**5**	**5**	**-**	**(12)**
4 - Effects on asset ceiling	-	-	31	31	-	5	5	-	36
5 - Remeasurements [(2)(3)]	-	-	-	-	-	-	-	-	-
6 - Exchange variation	26	(74)	-	(48)	-	-	-	-	(48)
Other (7+8+9+10)	**(858)**	**922**	**-**	**64**	**(71)**	**-**	**(71)**	**86**	**79**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(922)	922	-	-	-	-	-	86	86
9 - Contributions and investments from sponsor	59	-	-	59	(71)	-	(71)	-	(12)
10 - Contributions from participants	5	-	-	5	-	-	-	-	5
Amounts at end of the period	**23,199**	**(20,063)**	**(3,945)**	**(809)**	**1,488**	**(893)**	**595**	**(938)**	**(1,152)**

	12/31/2019								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**
Amounts recognized in income (1+2+3)	**1,769**	**(1,514)**	**(355)**	**(100)**	**151**	**(91)**	**60**	**(459)**	**(499)**
1 - Cost of current service	-	(75)	-	(75)	-	-	-	-	(75)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest [(1)(3)]	1,769	(1,439)	(355)	(25)	151	(91)	60	(41)	(6)
Amounts recognized in stockholders' equity - other comprehensive income (4+5+6)	**3,239**	**(3,884)**	**258**	**(387)**	**(178)**	**181**	**3**	**(261)**	**(645)**
4 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
5 - Remeasurements [(2)(3)]	3,245	(3,907)	(126)	(788)	(178)	5	(173)	(261)	(1,222)
6 - Exchange variation	(6)	23	-	17	-	-	-	-	17
Other (7+8+9+10)	**(1,084)**	**1,178**	**-**	**94**	**(102)**	**-**	**(102)**	**35**	**27**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,178)	1,178	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	84	-	-	84	(102)	-	(102)	-	(18)
10 - Contributions from participants	10	-	-	10	-	-	-	-	10
Amounts at end of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**

(1) Corresponds to the amount calculated on 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a.(At 01/01/2019 the rate used was 9.72% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,299 (R$ 5,014 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.78

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 09/30/2020	01/01 to 09/30/2019
Retirement plan - FIU	52	28	46
Retiremente plan - FUNBEP	5	4	6
Total	**57**	**32**	**52**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837	866	894	922	952	5,190
Pension plan - FUNBEP	10.69	425	439	454	469	483	2,582
Other post-employment benefits	9.25	26	26	26	26	26	126
Total		**1,288**	**1,331**	**1,374**	**1,417**	**1,461**	**7,898**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)
Interest rate						
Increase by 0.5%	(977)	-	319	(36)	-	36
Decrease by 0.5%	1,104	-	(421)	41	-	(41)
Mortality rate						
Increase by 5%	(258)	-	88	(13)	-	13
Decrease by 5%	357	-	(94)	17	-	(17)
Medical inflation						
Increase by 1%	-	-	-	87	-	(87)
Decrease by 1%	-	-	-	(69)	-	69

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.79

Note 27 – Insurance contracts and private pension

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured's assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco's electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP.

I – Insurance

A contract entered into by the parties to protect the customer's assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders' losses in the event of claims of insured risks.

The insurance risks sold by ITAÚ UNIBANCO HOLDING's insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents.

II – Private pension

Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

- **PGBL – Free Benefit Generating Plan:** The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income;
- **VGBL - Free Benefit Generating Life Plan:** This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and
- **FGB – Benefit Generating Fund:** This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold.

III – Technical provision for insurance and private pensions

The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows:

- **Provision for unearned premiums (PPNG)** - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis;
- **Provision for unsettled claims (PSL)** - this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement;
- **Provision for claims incurred and not reported (IBNR)** - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations;
- **Mathematical provisions for benefits to be granted (PMBAC)** - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.80

- **Mathematical provisions for benefits granted (PMBC) -** recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

- **Provision for financial surplus (PEF) -** it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 09/30/2020	01/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Group Accident Insurance	34.1	35.4	10.5	6.5
Individual Accident Insurance	18.8	18.8	27.0	24.3
Credit Life Insurance	24.4	23.6	22.3	17.6
Random Events	23.6	23.6	33.0	25.5
Multiple Peril	45.0	46.6	60.1	59.2
Mortagage Insurance in Market Policies – Credit Life Insurance	20.4	20.0	19.5	15.7
Group Life	24.1	23.0	40.6	35.3

b) Revenues from insurance premiuns and private pension

Main lines	Premiums and contributions			
	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Group Accident Insurance	235	247	620	636
Individual Accident Insurance	41	51	145	178
Disability Savings Pension	64	70	195	202
PGBL	448	448	1,344	1,387
Credit Life Insurance	170	237	424	743
Random Events	48	53	149	179
Multiple Peril	92	75	253	209
Mortagage Insurance in Market Policies – Credit Life Insurance	85	81	248	237
Traditional	25	24	78	75
VGBL	1,936	3,391	6,191	8,910
Group Life	263	255	702	733
Other lines	175	120	483	356
Total	**3,582**	**5,137**	**10,832**	**14,099**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.81

c) Technical provisions balances

	09/30/2020			12/31/2019		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,214	12	2,226	2,343	13	2,356
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	210,468	210,485	204	212,274	212,478
Redemptions and Other Unsettled Amounts (PVR)	15	349	364	13	318	331
Financial surplus (PEF)	2	602	604	2	610	612
Unsettled claims (PSL)	519	54	573	571	47	618
Claims / events incurred but not reported (IBNR)	287	22	309	277	22	299
Related Expenses (PDR)	28	93	121	28	89	117
Other provisions	268	1,388	1,656	250	1,273	1,523
Total	**3,350**	**212,988**	**216,338**	**3,688**	**214,646**	**218,334**
Current	**2,462**	**533**	**2,995**	**2,613**	**493**	**3,106**
Noncurrent	**888**	**212,455**	**213,343**	**1,075**	**214,153**	**215,228**

d) Change in technical provisions

	09/30/2020			12/31/2019		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	**3,688**	**214,646**	**218,334**	**3,809**	**197,378**	**201,187**
(+) Additions arising from premiums / contributions	3,020	7,625	10,645	4,634	14,735	19,369
(-) Risk adjustments	(3,148)	-	(3,148)	(4,216)	-	(4,216)
(-) Payment of claims / benefits	(1,026)	(339)	(1,365)	(1,349)	(566)	(1,915)
(+) Reported claims	993	-	993	1,465	-	1,465
(-) Redemptions	-	(11,239)	(11,239)	-	(15,623)	(15,623)
(+/-) Net Portability	-	561	561	-	1,754	1,754
(+) Adjustment of reserves and financial surplus	8	1,569	1,577	10	16,507	16,517
(+/-) Other (increase / reversal)	36	165	201	(665)	461	(204)
(+/-) Corporate Reorganization	(221)	-	(221)	-	-	-
Closing balance	**3,350**	**212,988**	**216,338**	**3,688**	**214,646**	**218,334**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.82

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	09/30/2020	12/31/2019
Opening Balance - 01/01	**495**	**409**
Increase	794	1,156
Amortization	(817)	(1,070)
Closing Balance	**472**	**495**
Balance to be amortized in up to 12 months	367	389
Balance to be amortized after 12 months	105	106

VI - Table of Claims Development

The amounts shown in the tables express the position at 06/30/2020, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	**575**
(-) IBNER	255
(-) Reinsurance	25
(-) Retrocession and other estimates	(13)
Liability claims presented in the claims development table (a + b)	**308**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	06/30/2016	06/30/2017	06/30/2018	06/30/2019	06/30/2020	Total
At the end of reporting period	950	872	866	1,046	1,178	
After 1 year	1,005	937	993	1,048		
After 2 years	1,024	984	998			
After 3 years	1,121	984				
After 4 years	1,121					
Current estimate	1,121	984	998	1,048	1,178	
Accumulated payments through base date	1,107	967	986	1,031	1,087	5,178
Liabilities recognized in the balance sheet	14	18	12	18	91	153
Liabilities in relation to prior periods						20
Total administratives claims						**173**

b) Judicial claims - net of reinsurance

Occurrence date	06/30/2016	06/30/2017	06/30/2018	06/30/2019	06/30/2020	Total
At the end of reporting period	32	24	14	21	13	
After 1 year	47	30	34	34		
After 2 years	52	55	42			
After 3 years	58	61				
After 4 years	65					
Current estimate	65	61	42	34	13	
Accumulated payments through base date	54	53	33	27	10	177
Liabilities recognized in the balance sheet	10	9	9	7	4	39
Liabilities in relation to prior periods						96
Total judicial claims						**135**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.83

VII—Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2020 and 2019. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		09/30/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Cash	(a)	47,069	47,069	30,367	30,367
Financial assets		**1,822,045**	**1,831,467**	**1,501,481**	**1,513,562**
At Amortized Cost		**1,336,037**	**1,345,459**	**1,101,892**	**1,113,973**
Central Bank compulsory deposits	(a)	87,954	87,954	91,248	91,248
Interbank deposits	(b)	61,918	62,126	34,583	34,622
Securities purchased under agreements to resell	(a)	319,049	319,049	198,428	198,428
Securities	(c)	132,231	133,614	133,119	135,891
Loan and Financial Lease	(d)	692,508	700,339	585,791	595,061
Other financial assets	(e)	89,079	89,079	94,752	94,752
(-) Provision for Expected Loss		(46,702)	(46,702)	(36,029)	(36,029)
At Fair Value Through Other Comprehensive Income		**93,691**	**93,691**	**76,660**	**76,660**
Securities	(c)	93,691	93,691	76,660	76,660
At Fair Value Through Profit or Loss		**392,317**	**392,317**	**322,929**	**322,929**
Securities	(c)	316,175	316,175	281,075	281,075
Derivatives	(c)	76,142	76,142	41,854	41,854
Financial liabilities		**1,564,688**	**1,565,653**	**1,211,999**	**1,214,196**
At Amortized Cost		**1,480,989**	**1,481,954**	**1,159,830**	**1,162,027**
Deposits	(b)	765,019	765,039	507,060	507,110
Securities sold under repurchase agreements	(a)	303,554	303,554	256,583	256,583
Interbank market funds	(b)	165,781	165,768	174,862	174,949
Institutional market funds	(b)	141,688	142,646	104,244	106,304
Other financial liabilities	(e)	104,947	104,947	117,081	117,081
At Fair Value Through Profit or Loss		**79,018**	**79,018**	**48,029**	**48,029**
Derivatives	(c)	78,876	78,876	47,828	47,828
Structured notes		142	142	201	201
Provision for Expected Loss		**4,681**	**4,681**	**4,140**	**4,140**
Loan Commitments		3,557	3,557	3,303	3,303
Financial Guarantees		1,124	1,124	837	837

(*) In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 105,345 (R$ 81,733 at 12/31/2019) with an estimated fair value of R$ 774 (R$ 968 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.85

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: x Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). x Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. x Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. x Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	09/30/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**247,286**	**62,106**	**2,214**	**311,606**	**234,583**	**43,738**	**1,719**	**280,040**
Investment funds	796	10,525	-	11,321	318	7,949	-	8,267
Brazilian government securities	218,810	7,156	-	225,966	216,167	3,444	-	219,611
Government securities – other countries	**5,660**	**-**	**-**	**5,660**	**1,520**	**-**	**-**	**1,520**
Argentina	1,765	-	-	1,765	318	-	-	318
Chile	472	-	-	472	488	-	-	488
Colombia	1,683	-	-	1,683	409	-	-	409
United States	1,368	-	-	1,368	141	-	-	141
Italy	267	-	-	267	-	-	-	-
Mexico	10	-	-	10	57	-	-	57
Paraguay	3	-	-	3	2	-	-	2
Peru	5	-	-	5	8	-	-	8
Uruguay	87	-	-	87	97	-	-	97
Corporate securities	**22,020**	**44,425**	**2,214**	**68,659**	**16,578**	**32,345**	**1,719**	**50,642**
Shares	11,781	5,001	-	16,782	9,847	4,790	-	14,637
Rural product note	-	1,386	67	1,453	-	-	-	-
Bank deposit certificates	-	927	-	927	-	792	-	792
Real estate receivables certificates	-	-	538	538	-	-	1,444	1,444
Debentures	7,419	13,972	1,604	22,995	4,667	7,763	225	12,655
Eurobonds and others	2,820	-	-	2,820	2,064	102	7	2,173
Financial bills	-	16,385	5	16,390	-	18,501	13	18,514
Promissory notes	-	6,467	-	6,467	-	313	-	313
Other	-	287	-	287	-	84	30	114
Financial assets at fair value through other comprehensive income	**77,226**	**16,465**	**-**	**93,691**	**72,455**	**4,171**	**34**	**76,660**
Brazilian government securities	61,942	1,330	-	63,272	49,879	853	-	50,732
Government securities – other countries	**10,684**	**12,175**	**-**	**22,859**	**20,571**	**-**	**-**	**20,571**
Germany	33	-	-	33	23	-	-	23
Chile	-	12,175	-	12,175	11,208	-	-	11,208
Colombia	2,732	-	-	2,732	3,878	-	-	3,878
United States	3,069	-	-	3,069	2,756	-	-	2,756
Italy	-	-	-	-	329	-	-	329
Mexico	1,143	-	-	1,143		-	-	-
Paraguay	2,588	-	-	2,588	1,780	-	-	1,780
Uruguay	1,119	-	-	1,119	597	-	-	597
Corporate securities	**4,600**	**2,960**	**-**	**7,560**	**2,005**	**3,318**	**34**	**5,357**
Shares	1,267	-	-	1,267	149	-	-	149
Bank deposit certificates	-	67	-	67	-	2,371	-	2,371
Real estate receivables certificates	-	-	-	-	-	-	26	26
Debentures	348	935	-	1,283	334	-	-	334
Eurobonds and others	2,985	1,958	-	4,943	1,522	947	8	2,477
Financial assets designated at fair value through profit or loss	**4,569**	**-**	**-**	**4,569**	**1,035**	**-**	**-**	**1,035**
Brazilian external debt bonds	4,569	-	-	4,569	1,035	-	-	1,035
Financial liabilities designated at fair value through profit or loss	**-**	**142**	**-**	**142**	**-**	**201**	**-**	**201**
Structured notes	-	142	-	142	-	201	-	201

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**22**	**75,944**	**176**	**76,142**	**14**	**41,737**	**103**	**41,854**
Swap Contracts – adjustment receivable	1	51,001	117	51,119	-	26,426	32	26,458
Option Contracts	17	11,674	59	11,750	-	8,385	71	8,456
Forward Contracts	-	3,102	-	3,102	-	2,162	-	2,162
Credit derivatives	-	237	-	237	-	167	-	167
NDF - Non Deliverable Forward	-	9,355	-	9,355	-	4,446	-	4,446
Other derivative financial instruments	4	575	-	579	14	151	-	165
Liabilities	**(18)**	**(78,721)**	**(137)**	**(78,876)**	**(7)**	**(47,736)**	**(85)**	**(47,828)**
Swap Contracts – adjustment payable	-	(57,132)	(122)	(57,254)	-	(32,881)	(46)	(32,927)
Option Contracts	(10)	(10,615)	(15)	(10,640)	-	(9,022)	(39)	(9,061)
Forward Contracts	-	(2,345)	-	(2,345)	-	(754)	-	(754)
Credit derivatives	-	(327)	-	(327)	-	(40)	-	(40)
NDF - Non Deliverable Forward	-	(8,270)	-	(8,270)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(8)	(32)	-	(40)	(7)	(68)	-	(75)

There were no significant transfer between Level 1 and Level 2 during the periods of 09/30/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.88

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Global and corporate securities:** The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.89

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 09/30/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,719**	**(770)**	**-**	**1,416**	**(712)**	**561**	**2,214**	**(472)**
Corporate securities	**1,719**	**(770)**	**-**	**1,416**	**(712)**	**561**	**2,214**	**(472)**
Real estate receivables certificates	1,444	(635)	-	95	(366)	-	538	(56)
Debentures	225	(74)	-	1,023	(272)	702	1,604	(365)
Rural Product Note	-	(51)	-	219	(19)	(82)	67	(51)
Eurobonds and other	7	(6)	-	69	(12)	(58)	-	-
Financial bills	13	(3)	-	-	(5)	-	5	-
Other	30	(1)	-	10	(38)	(1)	-	-
Financial assets at fair value through other comprehensive income	**34**	**7**	**(6)**	**248**	**(167)**	**(116)**	**-**	**-**
Corporate securities	**34**	**7**	**(6)**	**248**	**(167)**	**(116)**	**-**	**-**
Real estate receivables certificates	26	-	-	-	(26)	-	-	-
Eurobonds and other	8	7	(6)	248	(141)	(116)	-	-

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 09/30/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**103**	**165**	**-**	**138**	**(181)**	**(49)**	**176**	**98**
Swap Contracts – adjustment receivable	32	126	-	10	(3)	(48)	117	115
Option Contracts	71	39	-	128	(178)	(1)	59	(17)
Derivatives - liabilities	**(85)**	**(114)**	**-**	**(73)**	**111**	**24**	**(137)**	**(101)**
Swap Contracts – adjustment payable	(46)	(94)	-	(7)	-	25	(122)	(113)
Option Contracts	(39)	(20)	-	(66)	111	(1)	(15)	12

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**2,833**	**(1,300)**	**-**	**1,755**	**(907)**	**(662)**	**1,719**	**(307)**
Corporate securities	**2,833**	**(1,300)**	**-**	**1,755**	**(907)**	**(662)**	**1,719**	**(307)**
Shares	1,268	(285)	-	-	-	(983)	-	-
Real estate receivables certificates	1,411	(487)	-	573	(53)	-	1,444	29
Debentures	85	(504)	-	604	(222)	262	225	(336)
Eurobonds and other	31	(4)	-	3	(51)	28	7	-
Financial bills	5	6	-	8	(6)	-	13	-
Other	33	(26)	-	567	(575)	31	30	-
Financial assets designated at fair value through other comprehensive income	**-**	**43**	**(47)**	**76**	**(68)**	**30**	**34**	**(2)**
Real estate receivables certificates	-	-	-	26	-	-	26	-
Debentures	-	(2)	6	50	(54)	-	-	1
Eurobonds and other	-	45	(53)	-	(14)	30	8	(3)

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - Assets	**142**	**(78)**	**-**	**274**	**(156)**	**(79)**	**103**	**(1)**
Swap Contracts – adjustment receivable	90	21	-	2	(2)	(79)	32	31
Option Contracts	52	(99)	-	272	(154)	-	71	(32)
Derivatives - Liabilities	**(26)**	**(17)**	**-**	**(196)**	**172**	**(18)**	**(85)**	**(2)**
Swap Contracts – adjustment payable	(3)	(51)	-	(10)	36	(18)	(46)	(17)
Option Contracts	(23)	34	-	(186)	136	-	(39)	15

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.90

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		09/30/2020		12/31/2019	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(0.9)	-	(0.9)	(0.0)
	II	(22.2)	-	(23.3)	(0.3)
	III	(44.0)	-	(46.1)	(0.6)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(41.2)	-	(22.6)	-
	II	(59.6)	-	(43.2)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) **Contingent Assets:** There are no contingent assets recorded.

b) **Provisions and contingencies:** The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.91

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	09/30/2020			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,633**	**8,579**	**976**	**13,188**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	-	(1,196)
Subtotal	**3,417**	**7,599**	**976**	**11,992**
Adjustment / Interest (Note 23)	134	387	-	521
Changes in the period reflected in income (Note 23)	**620**	**1,614**	**106**	**2,340**
Increase	834	1,764	107	2,705
Reversal	(214)	(150)	(1)	(365)
Payment	(910)	(2,270)	-	(3,180)
Subtotal	**3,261**	**7,330**	**1,082**	**11,673**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	210	958	-	1,168
Closing balance	**3,471**	**8,288**	**1,082**	**12,841**
Current	**1,398**	**3,087**	**1,082**	**5,567**
Non-current	**2,073**	**5,201**	**-**	**7,274**

	12/31/2019			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**4,426**	**6,821**	**573**	**11,820**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(226)	(957)	-	(1,183)
Subtotal	**4,200**	**5,864**	**573**	**10,637**
Adjustment / Interest (Note 23)	122	1,024	-	1,146
Changes in the period reflected in income (Note 23)	**726**	**3,160**	**403**	**4,289**
Increase (*)	1,177	3,325	435	4,937
Reversal	(451)	(165)	(32)	(648)
Payment	(1,631)	(2,449)	-	(4,080)
Subtotal	**3,417**	**7,599**	**976**	**11,992**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	980	-	1,196
Closing balance	**3,633**	**8,579**	**976**	**13,188**
Current	**1,662**	**2,451**	**976**	**5,089**
Non-current	**1,971**	**6,128**	**-**	**8,099**

(*) Includes the effects of the Voluntary Severance Program.

IV- Tax proceedings and legal obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	09/30/2020	12/31/2019
Opening balance - 01/01	**8,266**	**6,793**
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(68)	(68)
Subtotal	**8,198**	**6,725**
Adjustment / Interest (*)	177	779
Changes in the period reflected in income	**18**	**843**
Increase (*)	93	1,135
Reversal (*)	(75)	(292)
Payment	(1,516)	(151)
Subtotal	**6,877**	**8,196**
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	70	70
Closing balance	**6,947**	**8,266**
Current	**111**	**83**
Non-current	**6,836**	**8,183**

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F-93

The main discussions related to Tax Lawsuits and Legal Obligations are described below: x INSS – Non-compensatory Amounts – R$ 1,961: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 985; x PIS and COFINS – Calculation Basis – R$ 639: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 617. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,362 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 353 (R$ 251 at 12/31/2019). II—Tax proceedings The tax proceedings of possible loss totaled R$ 28,426 (R$ 28,959 at 12/31/2019), and the main cases are described below: x INSS – Non-compensatory Amounts – R$ 4,619: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; x IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,192: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; x ISS – Banking Activities – R$ 3,516: the levy and/or payment place of ISS for certain banking revenues are discussed; x IRPJ and CSLL – Goodwill – Deduction – R$ 3,390: the deductibility of goodwill for future expected profitability on the acquisition of investments; x PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,670: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; x IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,653: cases in which the liquidity and the certainty of credits offset are discussed; x IRPJ and CSLL – Disallowance of Losses – R$ 1,184: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; x IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 654: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed.

d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 887 (R$ 978 at 12/31/2019) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 09/30/2020 12/31/2019 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,488 2,327 9,238 13,053 14,520 Investment fund quotas 620 339 84 1,043 1,148 Surety 64 51 3,216 3,331 3,223 Insurance bond 1,794 1,195 14,140 17,129 14,867 Guarantee by government securities 14 — 234 248 96 Total 3,980 3,912 26,912 34,804 33,854 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Note 30 – Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Banking**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

- **Wholesale Banking**

  It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

- **Activities with the Market + Corporation**

  Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

a) Basis of Presentation

Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

- **Reclassification and application of managerial criteria**

  The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

  The main reclassifications between the accounting and managerial results are:

  Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.96

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: x Requirements for impairment testing of financial assets are based on the expected loan losses model; x Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; x Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; x Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; x Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

b) Consolidated Statement of Managerial Result

	July 1 to September 30, 2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**17,433**	**8,211**	**2,745**	**28,389**	**(2,570)**	**25,819**
Net interest [1]	9,761	4,966	2,201	16,928	(2,468)	14,460
Commissions and Banking Fees	5,913	3,067	485	9,465	201	9,666
Income from insurance and private pension operations before claim and selling expenses	1,759	178	59	1,996	(900)	1,096
Other revenues	-	-	-	-	597	597
Cost of Credit	**(5,040)**	**(1,279)**	**-**	**(6,319)**	**1,011**	**(5,308)**
Claims	**(360)**	**(3)**	**-**	**(363)**	**-**	**(363)**
Operating margin	**12,033**	**6,929**	**2,745**	**21,707**	**(1,559)**	**20,148**
Other operating income / (expenses)	**(9,927)**	**(4,235)**	**(136)**	**(14,298)**	**(989)**	**(15,287)**
Non-interest expenses [2]	(8,748)	(3,850)	(85)	(12,683)	(1,342)	(14,025)
Tax expenses for ISS, PIS and COFINS and other	(1,179)	(385)	(51)	(1,615)	(17)	(1,632)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	370	370
Net income before income tax and social contribution	**2,106**	**2,694**	**2,609**	**7,409**	**(2,548)**	**4,861**
Income tax and social contribution	(660)	(812)	(956)	(2,428)	2,666	238
Non-controlling interest in subsidiaries	(20)	79	(10)	49	(416)	(367)
Net income	**1,426**	**1,961**	**1,643**	**5,030**	**(298)**	**4,732**

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Total assets (*) - 09/30/2020	**1,273,468**	**968,120**	**140,278**	**2,110,120**	**(111,836)**	**1,998,284**
Total liabilities - 09/30/2020	**1,227,360**	**898,925**	**113,214**	**1,967,754**	**(117,398)**	**1,850,356**
(*) Includes:						
Investments in associates and joint ventures	1,920	-	13,995	15,915	(339)	15,576
Fixed assets, net	4,505	898	-	5,403	1,439	6,842
Goodwill and Intangible assets, net	5,214	9,790	-	15,004	2,271	17,275

(1) Includes interest and similar income, expenses and dividend of R$ 16,548, net gains (loss) on investment securities and derivatives of R$ (1,258) and results from foreign exchange operations and exchange variation of transactions abroad of R$ (830).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,105).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.98

	July 1 to September 30, 2019					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**20,215**	**7,580**	**2,462**	**30,257**	**(3,623)**	**26,634**
Interest margin [1]	12,130	4,661	2,279	19,070	(3,979)	15,091
Commissions and Banking Fees	6,308	2,804	155	9,267	535	9,802
Income from insurance and private pension operations before claim and selling expenses	1,777	115	28	1,920	(781)	1,139
Other revenues	-	-	-	-	602	602
Cost of Credit	**(4,238)**	**(258)**	**-**	**(4,496)**	**227**	**(4,269)**
Claims	**(321)**	**(17)**	**-**	**(338)**	**(1)**	**(339)**
Operating margin	**15,656**	**7,305**	**2,462**	**25,423**	**(3,397)**	**22,026**
Other operating income / (expenses)	**(10,541)**	**(3,858)**	**(174)**	**(14,573)**	**(3,158)**	**(17,731)**
Non-interest expenses [2]	(9,259)	(3,490)	(53)	(12,802)	(3,687)	(16,489)
Tax expenses for ISS, PIS and COFINS and Other	(1,282)	(368)	(121)	(1,771)	213	(1,558)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	316	316
Net income before income tax and social contribution	**5,115**	**3,447**	**2,288**	**10,850**	**(6,555)**	**4,295**
Income tax and social contribution	(1,768)	(1,055)	(692)	(3,515)	4,725	1,210
Non-controlling interest in subsidiaries	(37)	(130)	(12)	(179)	(161)	(340)
Net income	**3,310**	**2,262**	**1,584**	**7,156**	**(1,991)**	**5,165**
Total assets [*] - 12/31/2019	**1,056,275**	**682,271**	**147,901**	**1,738,713**	**(101,232)**	**1,637,481**
Total liabilities - 12/31/2019	**1,013,186**	**625,614**	**104,799**	**1,595,865**	**(107,849)**	**1,488,016**
[*] Includes:						
Investments in associates and joint ventures	1,911	-	13,666	15,577	(480)	15,097
Fixed assets, net	5,252	1,160	-	6,412	754	7,166
Goodwill and Intangible assets, net	6,681	7,645	-	14,326	5,393	19,719

(1) Includes interest and similar income,expenses and dividend of R$ 14,580, net gains (loss) on investment securities and derivatives of R$ (276) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 787.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,150).

(3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.99

	January 1 to September 30, 2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**54,829**	**23,592**	**7,184**	**85,605**	**(22,338)**	**63,267**
Interest margin [1]	31,996	14,577	5,935	52,508	(22,159)	30,349
Revenues from banking services and bank charges	17,663	8,664	1,048	27,375	1,017	28,392
Income from insurance and private pension operations before claim and selling expenses	5,170	351	201	5,722	(2,544)	3,178
Other revenues	-	-	-	-	1,348	1,348
Cost of Credit	**(16,977)**	**(7,204)**	**6**	**(24,175)**	**3,419**	**(20,756)**
Claims	**(1,007)**	**(7)**	**-**	**(1,014)**	**-**	**(1,014)**
Operating margin	**36,845**	**16,381**	**7,190**	**60,416**	**(18,919)**	**41,497**
Other operating income / (expenses)	**(29,603)**	**(11,846)**	**(351)**	**(41,800)**	**(8,358)**	**(50,158)**
Non-interest expenses [2]	(25,931)	(10,738)	(192)	(36,861)	(10,355)	(47,216)
Tax expenses for ISS, PIS and COFINS and Other	(3,672)	(1,108)	(159)	(4,939)	1,023	(3,916)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	974	974
Net income before income tax and social contribution	**7,242**	**4,535**	**6,839**	**18,616**	**(27,277)**	**(8,661)**
Income tax and social contribution	(2,181)	(994)	(2,130)	(5,305)	20,840	15,535
Non-controlling interest in subsidiaries	(101)	(28)	(34)	(163)	3,203	3,040
Net income	**4,960**	**3,513**	**4,675**	**13,148**	**(3,234)**	**9,914**
Total assets [*] - 09/30/2020	**1,273,468**	**968,120**	**140,278**	**2,110,120**	**(111,836)**	**1,998,284**
Total liabilities - 09/30/2020	**1,227,360**	**898,925**	**113,214**	**1,967,754**	**(117,398)**	**1,850,356**
[*] Includes:						
Investments in associates and joint ventures	1,920	-	13,995	15,915	(339)	15,576
Fixed assets, net	4,505	898	-	5,403	1,439	6,842
Goodwill and Intangible assets, net	5,214	9,790	-	15,004	2,271	17,275

(1) Includes interest and similar income, expenses and dividend of R$ 33,908, net gains (loss) on investment securities and derivatives of R$ (7,020) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 3,461.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,553).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.100

	January 1 to September 30, 2019					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**58,262**	**22,199**	**7,496**	**87,957**	**(4,274)**	**83,683**
Interest margin [1]	34,312	13,992	6,887	55,191	(4,598)	50,593
Commissions and Banking Fees	18,744	7,835	372	26,951	1,411	28,362
Income from insurance and private pension operations before claim and selling expenses	5,206	372	237	5,815	(2,610)	3,205
Other revenues	-	-	-	-	1,523	1,523
Cost of Credit	**(11,842)**	**(501)**	**-**	**(12,343)**	**1,482**	**(10,861)**
Claims	**(891)**	**(44)**	**-**	**(935)**	**(31)**	**(966)**
Operating margin	**45,529**	**21,654**	**7,496**	**74,679**	**(2,823)**	**71,856**
Other operating income / (expenses)	**(30,732)**	**(11,310)**	**(805)**	**(42,847)**	**(5,585)**	**(48,432)**
Non-interest expenses [2]	(27,033)	(10,269)	(336)	(37,638)	(6,363)	(44,001)
Tax expenses for ISS, PIS and COFINS and Other	(3,699)	(1,041)	(469)	(5,209)	(115)	(5,324)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	893	893
Net income before income tax and social contribution	**14,797**	**10,344**	**6,691**	**31,832**	**(8,408)**	**23,424**
Income tax and social contribution	(5,063)	(3,068)	(1,981)	(10,112)	5,786	(4,326)
Non-controlling interest in subsidiaries	(151)	(467)	(35)	(653)	(6)	(659)
Net income	**9,583**	**6,809**	**4,675**	**21,067**	**(2,628)**	**18,439**
Total assets (*) - 12/31/2019	**1,056,275**	**682,271**	**147,901**	**1,738,713**	**(101,232)**	**1,637,481**
Total liabilities - 12/31/2019	**1,013,186**	**625,614**	**104,799**	**1,595,865**	**(107,849)**	**1,488,016**
(*) Includes:						
Investments in associates and joint ventures	1,911	-	13,666	15,577	(480)	15,097
Fixed assets, net	5,252	1,160	-	6,412	754	7,166
Goodwill and Intangible assets, net	6,681	7,645	-	14,326	5,393	19,719

(1) Includes interest and similar income,expenses and dividend of R$ 45,395, net gains (loss) on investment securities and derivatives of R$ 2,952 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,246.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,411).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.101

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	09/30/2020			12/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	16,616	7,501	24,117	16,123	10,762	26,885

	07/01 to 09/30/2020			07/01 to 09/30/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	21,432	4,860	26,292	29,250	8,724	37,974
Income from insurance and private pension operations before claim and selling expenses	1,096	-	1,096	1,108	31	1,139
Commissions and Banking Fees	8,684	982	9,666	8,891	911	9,802

	01/01 to 09/30/2020			01/01 to 09/30/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	75,373	17,895	93,268	91,669	20,891	112,560
Income from insurance and private pension operations before claim and selling expenses	3,178	-	3,178	3,107	98	3,205
Commissions and Banking Fees	25,519	2,873	28,392	25,644	2,718	28,362

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.

(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

- The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.;

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.;

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para a Educação e Cultura (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Instituto Itaú Cultural (3) – promotes and disseminates Brazilian culture in the country and abroad.

  Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.102

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

(1) Entity merged into Itaúsa S.A.

(2) New legal name of Fundação Itaú Social after merger of Instituto Itaú Cultural.

(3) Entity merged into Fundação Itaú para a Educação e Cultura.

a) Transactions with related parties:

	Annual rate	ITAÚ UNIBANCO HOLDING					
		Assets / (Liabilities)		Revenues / (Expenses)			
		09/30/2020	12/31/2019	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Short-term interbank investments		**4,000**	**1,000**	**15**	**18**	**48**	**18**
Other	1.90%	4,000	1,000	15	18	48	18
Loan operations		**1,245**	**83**	**21**	**1**	**65**	**5**
Alpargatas S.A.	2.35% to 6% / CDI + 2%	610	30	15	-	50	1
Duratex S.A.	CDI + 1.45% / CDI + 3.15%	614	-	6	-	14	-
Other	113% CDI	21	53	-	1	1	4
Derivative financial instruments (assets and liabilities)		**165**	**99**	**6**	**-**	**10**	**-**
Investment funds		121	99	6	-	10	-
Alpargatas S.A.		44	-	-	-	-	-
Deposits		**-**	**-**	**-**	**-**	**-**	**(1)**
Other		-	-	-	-	-	(1)
Deposits received under securities repurchase agreements		**(665)**	**(374)**	**(6)**	**(5)**	**(24)**	**(11)**
Alpargatas S.A.	95% to 100% CDI	(504)	(4)	(3)	-	(9)	-
Duratex S.A.	76% to 95% CDI	(32)	(43)	-	(1)	(2)	(2)
Other	1.75% / 75% to 100.15% CDI	(129)	(327)	(3)	(4)	(13)	(9)
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		**(108)**	**(151)**	**15**	**14**	**33**	**(4)**
Fundação Itaú Unibanco – Previdência Complementar		(89)	(93)	14	5	39	32
ConectCar Soluções de Mobilidade Eletrônica S.A.		(36)	(46)	3	4	5	4
Olimpia Promoção e Serviços S.A.		(6)	(5)	(11)	(7)	(29)	(20)
Itaúsa S.A.		1	1	3	4	8	(29)
Fundação Itaú para a Educação e Cultura		19	-	1	-	1	-
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	2	(3)	5	-
Other		3	(8)	3	11	4	9
Rent		**-**	**-**	**(7)**	**(8)**	**(24)**	**(31)**
Fundação Itaú Unibanco – Previdência Complementar		-	-	(7)	(7)	(22)	(25)
FUNBEP – Fundo de Pensão Multipatrocinado		-	-	-	(1)	(2)	(5)
Other		-	-	-	-	-	(1)
Donation		**(500)**	**-**	**-**	**-**	**(1,000)**	**(35)**
Fundação Itaú para a Educação e Cultura		(500)	-	-	-	(1,000)	(35)
Sponsorship		**14**	**29**	**(4)**	**(1)**	**(10)**	**(1)**
Associação Cubo Coworking Itaú		14	29	(4)	-	(10)	-
Other		-	-	-	(1)	-	(1)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 54, Liabilities of R$ (6,300) and Results of R$ (23) (R$ 49, R$ (5,758) at 12/31/2019 and R$ (34) from 01/01 to 09/30/2019, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Fees	(119)	(119)	(374)	(395)
Profit sharing	(22)	(93)	(70)	(266)
Post-employment benefits	(1)	(1)	(6)	(5)
Share-based payment plan	(50)	(52)	(141)	(185)
Total	**(192)**	**(265)**	**(591)**	**(851)**

Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.103

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: x Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. x Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. x Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability.

x Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. x Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: x Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; x Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business ; x Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; x Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; x Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; x Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d.

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.
(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

1.4 Maximum Exposure of Financial Assets to Credit Risk

	09/30/2020			12/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,258,790**	**475,301**	**1,734,091**	**1,073,430**	**336,803**	**1,410,233**
At Amortized Cost	**898,080**	**350,003**	**1,248,083**	**755,773**	**254,871**	**1,010,644**
Interbank deposits	17,175	44,743	61,918	10,620	23,963	34,583
Securities purchased under agreements to resell	315,892	3,157	319,049	197,157	1,271	198,428
Securities	102,334	29,897	132,231	114,046	19,073	133,119
Loan operations and lease operations	434,910	257,598	692,508	386,206	199,585	585,791
Other financial assets	62,937	26,142	89,079	75,968	18,784	94,752
(-) Provision for Expected Loss	(35,168)	(11,534)	(46,702)	(28,224)	(7,805)	(36,029)
At Fair Value Through Other Comprehensive Income	**43,184**	**50,507**	**93,691**	**35,990**	**40,670**	**76,660**
Securities	43,184	50,507	93,691	35,990	40,670	76,660
At Fair Value Through Profit or Loss	**317,526**	**74,791**	**392,317**	**281,667**	**41,262**	**322,929**
Securities	294,347	21,828	316,175	271,470	9,605	281,075
Derivatives	23,179	52,963	76,142	10,197	31,657	41,854
Financial liabilities - provision for expected loss	**3,953**	**728**	**4,681**	**3,581**	**559**	**4,140**
Loan Commitments	3,168	389	3,557	2,909	394	3,303
Financial Guarantees	785	339	1,124	672	165	837
Off balance sheet	**367,201**	**60,362**	**427,563**	**338,262**	**48,893**	**387,155**
Financial Guarantees	53,006	17,977	70,983	52,663	14,057	66,720
Letters of credit to be released	34,362	-	34,362	15,013	-	15,013
Loan commitments	**279,833**	**42,385**	**322,218**	**270,586**	**34,836**	**305,422**
Mortgage loans	5,578	-	5,578	5,536	-	5,536
Overdraft accounts	123,039	-	123,039	124,449	-	124,449
Credit cards	146,360	3,512	149,872	138,014	2,823	140,837
Other pre-approved limits	4,856	38,873	43,729	2,587	32,013	34,600
Total	**1,622,038**	**534,935**	**2,156,973**	**1,408,111**	**385,137**	**1,793,248**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020

F.107

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 09/30/2020% 12/31/2019 % Industry and commerce 166,650 24.1 129,998 22.2 Services 166,249 24.0 126,718 21.6 Other sectors 39,586 5.7 26,693 4.6 Individuals 320,023 46.2 302,382 51.6 Total 692,508 100.0 585,791 100.0 Other financial assets (*) 09/30/2020% 12/31/2019 % Public sector 734,883 73.6 562,485 73.5 Services 118,858 11.9 59,193 7.7 Other sectors 67,256 6.7 45,744 6.0 Financial 78,209 7.8 98,297 12.8 Total 999,206 100.0 765,719 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

1.4.2 By type and classification of credit risk

Operations and lease operations

09/30/2020

	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	191,894	204,109	865	**396,868**	18,442	6,851	-	**25,293**	27,295	1,068	-	**28,363**	237,631	212,028	865	**450,524**
Corporate	120,346	19,094	44,618	**184,058**	2,784	37	633	**3,454**	8,273	111	3,154	**11,538**	131,403	19,242	48,405	**199,050**
Micro/Small and medium companies	98,432	50,077	5,272	**153,781**	9,689	2,153	432	**12,274**	9,017	291	85	**9,393**	117,138	52,521	5,789	**175,448**
Foreign loans - Latin America	173,452	36,564	15,090	**225,106**	17,977	1,754	729	**20,460**	14,907	109	105	**15,121**	206,336	38,427	15,924	**260,687**
Total	**584,124**	**309,844**	**65,845**	**959,813**	**48,892**	**10,795**	**1,794**	**61,481**	**59,492**	**1,579**	**3,344**	**64,415**	**692,508**	**322,218**	**70,983**	**1,085,709**
%	60.8	32.3	6.9	**100.0**	79.5	17.6	2.9	**100.0**	92.3	2.5	5.2	**100.0**	63.8	29.7	6.5	**100.0**

12/31/2019

	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,907	197,717	861	**398,485**	19,070	6,437	-	**25,507**	21,513	763	-	**22,276**	240,490	204,917	861	**446,268**
Corporate	91,448	16,411	44,720	**152,579**	911	22	200	**1,133**	8,430	102	3,420	**11,952**	100,789	16,535	48,340	**165,664**
Micro/Small and medium companies	77,722	50,307	4,817	**132,846**	7,225	2,378	38	**9,641**	5,786	190	46	**6,022**	90,733	52,875	4,901	**148,509**
Foreign loans - Latin America	132,812	29,842	12,087	**174,741**	14,714	1,166	424	**16,304**	6,253	87	107	**6,447**	153,779	31,095	12,618	**197,492**
Total	**501,889**	**294,277**	**62,485**	**858,651**	**41,920**	**10,003**	**662**	**52,585**	**41,982**	**1,142**	**3,573**	**46,697**	**585,791**	**305,422**	**66,720**	**957,933**
%	58.5	34.3	7.2	**100.0**	79.7	19.0	1.3	**100.0**	89.9	2.4	7.7	**100.0**	61.1	31.9	7.0	**100.0**

Internal Rating	09/30/2020				12/31/2019			
	Stage 1	Stage 2	Stage 3	Total loans	Stage 1	Stage 2	Stage 3	Total loans
Lower Risk	474,220	6,550	-	**480,770**	420,936	4,204	-	**425,140**
Satisfactory	108,377	24,509	-	**132,886**	80,106	17,871	-	**97,977**
Higher Risk	1,527	17,833	-	**19,360**	847	19,845	-	**20,692**
Credit-Impaired	-	-	59,492	**59,492**	-	-	41,982	**41,982**
Total	**584,124**	**48,892**	**59,492**	**692,508**	**501,889**	**41,920**	**41,982**	**585,791**
%	84.4	7.0	8.6	**100.0**	85.6	7.2	7.2	**100.0**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.109

Other financial assets 09/30/2020 Fair Value Stage 1 Stage 2 Stage 3 Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 11,321 5,148 4,889 6,145 6,145 1,337 287 Government securities 403,254 400,632 403,254 — — — - Brazilian government 355,458 352,791 355,458 — — — - Other Public - 36 — — — — - Other countries 47,796 47,805 47,796 — — — - Argentina 1,765 1,740 1,765 — — — -United States 4,437 4,444 4,437 — — — -Mexico 11,158 11,163 11,158 — — — -Italy 267 269 267 — — — -Spain 4,384 4,396 4,384 — — — -Korea 3,686 3,699 3,686 — — — -Chile 13,362 13,360 13,362 — — — -Paraguay 2,591 2,678 2,591 — — — -Uruguay 1,259 1,244 1,259 — — — -Colombia 4,849 4,775 4,849 — — — -Peru 5 4 5 — — — -Germany 33 33 33 — — — - Corporate securities 123,677 120,228 118,538 3,552 2,843 5,879 2,296 Rural product note 5,903 5,792 5,739 68 62 154 102 Real estate receivables certificates 5,489 5,569 5,487 — 1 — 1 Bank deposit certificate 997 995 997 — — — -Debentures 57,534 53,919 53,442 2,390 1,965 5,411 2,127 Eurobonds and other 8,064 8,026 8,058 6 6 — -Financial bills 16,390 16,393 16,390 — — — -Promissory notes 9,965 9,945 9,965 — — — -Other 19,335 19,589 18,460 1,088 809 314 66 Total 538,252 526,008 526,681 9,697 8,988 7,216 2,583

12/31/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 8,267 8,322 8,062 — — 955 205 Government securities 366,998 364,078 366,998 — — — - Brazilian government 327,681 324,637 327,681 — — — - Other Public — 36 — — — — - Other countries 39,317 39,405 39,317 — — — - Argentina 318 349 318 — — — -United States 2,977 2,979 2,977 — — — -Mexico 7,820 7,820 7,820 — — — -Italy 329 328 329 — — — -Spain 4,984 4,984 4,984 — — — -Korea 3,427 3,427 3,427 — — — -Chile 12,317 12,227 12,317 — — — -Paraguay 1,782 1,959 1,782 — — — -Uruguay 710 716 710 — — — -Colombia 4,622 4,585 4,622 — — — -Peru 8 8 8 — — — -Germany 23 23 23 — — — - Corporate securities 112,936 109,169 108,685 637 402 6,784 3,849 Rural product note 5,341 5,122 5,114 62 58 204 169 Real estate receivables certificates 7,312 7,253 7,280 10 11 20 21 Bank deposit certificate 3,217 3,217 3,217 — — — -Debentures 51,510 47,751 47,607 336 283 6,311 3,620 Eurobonds and other 5,732 5,671 5,704 29 28 — -Financial bills 18,514 18,517 18,514 — — — -Promissory notes 5,311 5,314 5,311 — — — -Other 15,999 16,324 15,938 200 22 249 39 Total 488,201 481,569 483,745 637 402 7,739 4,054

Other Financial Assets - Internal Classification by Level of Risk 09/30/2020 Financial Assets—At Amortized Cost Financial assets at fair value Financial Assets Fair Value Interbank deposits and through profit or loss at fair Through Other Internal rating securities purchased under Securities value (*) Comprehensive Income Total agreements to resell Low 380,769 125,818 389,393 93,691 989,671 Medium — 4,462 2,542 - 7,004 High 198 1,951 382 - 2,531 Total 380,967 132,231 392,317 93,691 999,206% 38.1 13.2 39.3 9.4 100.0 (*) Includes Derivatives in the amount of R$ 76,142 at 09/30/2020. 12/31/2019 Financial Assets—At Amortized Cost Financial assets at fair value Financial Assets Fair Value Interbank deposits and through profit or loss at fair Through Other Internal rating securities purchased under Securities value (*) Comprehensive Income Total agreements to resell Low 233,011 127,251 321,595 76,660 758,517 Medium — 3,721 952 - 4,673 High — 2,147 382 - 2,529 Total 233,011 133,119 322,929 76,660 765,719% 30.4 17.4 42.2 10.0 100.0 (*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019.

1.4.3 Collateral for loans and financial lease operations

	09/30/2020				12/31/2019			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**71,962**	**149,333**	**2,482**	**2,097**	**65,921**	**170,045**	**1,997**	**1,867**
Personal [(1)]	1,635	5,677	887	739	978	2,982	857	819
Vehicles [(2)]	19,502	39,979	1,396	1,280	17,720	37,355	1,102	1,020
Mortgage loans [(3)]	50,825	103,677	199	78	47,223	129,708	38	28
Very small, small and middle-market companies and corporates [(4)]	**148,701**	**399,343**	**22,018**	**17,362**	**115,608**	**311,043**	**11,097**	**6,142**
Foreign loans - Latin America [(4)]	**164,756**	**308,694**	**15,962**	**9,259**	**123,367**	**222,300**	**7,348**	**2,841**
Total	**385,419**	**857,370**	**40,462**	**28,718**	**304,896**	**703,388**	**20,442**	**10,850**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loans and financial lease operations R$ 266,627 (R$ 260,453 at 12/31/2019) represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.113

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 159 (R$ 249 from 01/01 to 09/30/2019), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: x Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; x Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); x Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; x Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and x Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: x ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates;

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
- Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 09/30/2020, the average total VaR in Historical Simulation was R$ 306 or 0.2% of total stockholders' equity (R$ 334 from 01/01 to 12/31/2019 or 0.2% of total stockholders' equity).

	VaR Total (Historical Simulation) (Reais million)							
	09/30/2020 (*)				12/31/2019 (*)			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by risk factor group								
Interest rates	691	292	1,961	337	816	652	960	813
Currencies	21	9	71	12	28	11	59	11
Shares	24	9	49	11	30	14	57	29
Commodities	2	1	4	2	2	1	5	1
Effect of diversification	-	-	-	(177)	-	-	-	(576)
Total risk	**306**	**166**	**763**	**185**	**334**	**209**	**472**	**278**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.115

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	09/30/2020						12/31/2019					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**537,316**	**273,340**	**187,712**	**553,052**	**217,114**	**1,768,534**	**264,750**	**382,751**	**141,277**	**443,579**	**203,328**	**1,435,685**
At amortized cost	**493,948**	**231,200**	**128,583**	**305,725**	**123,070**	**1,282,526**	**222,026**	**354,893**	**102,649**	**244,862**	**111,666**	**1,036,096**
Compulsory deposits in the Central Bank of Brazil	80,744	-	-	-	-	80,744	86,836	-	-	-	-	86,836
Interbank deposits	41,796	7,100	6,432	6,322	192	61,842	23,337	4,448	3,290	3,474	32	34,581
Securities purchased under agreements to resell	287,678	31,169	146	1	52	319,046	22,617	175,643	-	-	162	198,422
Securities	3,136	23,226	9,130	56,452	36,442	128,386	1,290	13,659	14,817	56,178	44,522	130,466
Loan and lease operations	80,594	169,705	112,875	242,950	86,384	692,508	87,946	161,143	84,542	185,210	66,950	585,791
At fair value through other comprehensive income	**2,145**	**8,264**	**7,362**	**52,446**	**23,474**	**93,691**	**2,464**	**4,524**	**3,284**	**46,456**	**19,932**	**76,660**
At fair value through profit and loss	**41,223**	**33,876**	**51,767**	**194,881**	**70,570**	**392,317**	**40,260**	**23,334**	**35,344**	**152,261**	**71,730**	**322,929**
Securities	35,316	16,746	45,395	172,490	46,228	316,175	33,262	15,420	32,299	137,612	62,482	281,075
Derivatives	5,907	17,130	6,372	22,391	24,342	76,142	6,998	7,914	3,045	14,649	9,248	41,854
Financial liabilities	**611,829**	**155,670**	**135,620**	**429,521**	**125,919**	**1,458,559**	**508,064**	**115,876**	**74,582**	**309,571**	**86,135**	**1,094,228**
At amortized cost	**606,334**	**134,943**	**129,649**	**402,229**	**106,386**	**1,379,541**	**501,401**	**106,763**	**71,460**	**288,584**	**77,991**	**1,046,199**
Deposits	353,836	61,360	92,398	233,602	23,823	765,019	272,447	38,873	22,877	154,032	18,831	507,060
Securities sold under repurchase agreements	238,067	8,533	3,469	26,486	26,999	303,554	218,055	4,121	1,700	13,309	19,398	256,583
Interbank market funds	13,551	55,192	29,590	63,211	4,237	165,781	9,845	54,141	41,253	66,818	2,805	174,862
Institutional market funds	437	9,374	3,616	76,934	51,327	141,688	600	8,472	4,763	53,452	36,957	104,244
Premium bonds plans	443	484	576	1,996	-	3,499	454	1,156	867	973	-	3,450
At fair value through profit and loss	**5,495**	**20,727**	**5,971**	**27,292**	**19,533**	**79,018**	**6,663**	**9,113**	**3,122**	**20,987**	**8,144**	**48,029**
Derivatives	5,495	20,718	5,970	27,229	19,464	78,876	6,653	9,100	3,096	20,906	8,073	47,828
Structured notes	-	9	1	63	69	142	10	13	26	81	71	201
Difference assets / liabilities (*)	**(74,513)**	**117,670**	**52,092**	**123,531**	**91,195**	**309,975**	**(243,314)**	**266,875**	**66,695**	**134,008**	**117,193**	**341,457**
Cumulative difference	**(74,513)**	**43,157**	**95,249**	**218,780**	**309,975**		**(243,314)**	**23,561**	**90,256**	**224,264**	**341,457**	
Ratio of cumulative difference to total interest-bearing assets	-4.2%	2.4%	5.4%	12.4%	17.5%		-16.9%	1.6%	6.3%	15.6%	23.8%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.116

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: x Different scenarios projected for changes in liquidity; x Contingency plans for crisis situations; x Reports and charts that describe the risk positions; x Assessment of funding costs and alternative sources of funding; x Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 36.3% or R$ 356.9 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits—is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	09/30/2020			12/31/2019		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**353,836**	**765,019**		**272,447**	**507,060**	
Demand deposits	127,827	127,827	13.0	82,306	82,306	11.5
Savings deposits	172,391	172,391	17.5	144,558	144,558	20.2
Time deposits	52,121	460,926	46.8	44,855	277,166	38.8
Other	1,497	3,875	0.4	728	3,030	0.4
Funds from acceptances and issuance of securities (1)	2,901	139,782	14.2	4,293	143,569	20.1
Funds from own issue (2)	157	2,729	0.3	235	5,258	0.7
Subordinated debt	-	76,944	7.8	2	59,462	8.3
Total	**356,894**	**984,474**	**100.0**	**276,977**	**715,349**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2020, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 281.7 billion and accounted for 78.9% of the short term redeemable obligations, 28.6% of total funding, and 20.5% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	09/30/2020	12/31/2019
	%	%
Net assets (1) / customers funds within 30 days (2)	78.9	62.4
Net assets (1) / total customers funds (3)	28.6	24.2
Net assets (1) / total financial assets (4)	20.5	16.6

(1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets;

(2) Table Funding from customers table (Total Funding from customers 0-30 days);

(3) Table funding from customers (Total funding from customers);

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,373,041 (R$ 1,040,865 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.118

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	09/30/2020					12/31/2019				
Financial assets [(1)]	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**
Cash	**47,069**	**-**	**-**	**-**	**47,069**	**30,367**	**-**	**-**	**-**	**30,367**
Interbank investments	**332,752**	**26,521**	**5,575**	**1,285**	**366,133**	**69,756**	**151,497**	**1,444**	**1,191**	**223,888**
Securities purchased under agreements to resell – Collateral held [(2)]	52,387	-	-	-	52,387	26,797	-	-	-	26,797
Securities purchased under agreements to resell – Collateral repledge	237,787	13,696	-	-	251,483	17,871	144,234	-	-	162,105
Interbank deposits [(4)]	42,578	12,825	5,575	1,285	62,263	25,088	7,263	1,444	1,191	34,986
Securities	**187,177**	**15,860**	**12,123**	**79,174**	**294,334**	**131,195**	**17,669**	**19,846**	**108,011**	**276,721**
Government securities - available	176,234	278	411	6,554	183,477	111,487	300	302	4,763	116,852
Government securities – under repurchase commitments	3	86	70	6	165	7,744	6,616	12,445	25,366	52,171
Private securities - available	10,940	13,605	8,601	46,488	79,634	11,964	10,181	4,967	56,839	83,951
Private securities – under repurchase commitments	-	1,891	3,041	26,126	31,058	-	572	2,132	21,043	23,747
Derivative financial instruments - Net position	**5,907**	**23,502**	**7,312**	**39,421**	**76,142**	**6,998**	**10,959**	**5,355**	**18,542**	**41,854**
Swaps	273	7,294	5,638	37,914	51,119	107	4,039	4,464	17,848	26,458
Options	1,438	8,878	849	585	11,750	4,696	3,043	500	217	8,456
Forwards (onshore)	1,985	1,104	12	1	3,102	940	1,207	15	-	2,162
Other derivatives	2,211	6,226	813	921	10,171	1,255	2,670	376	477	4,778
Loans and financial operations [(3)]	**62,055**	**227,748**	**109,475**	**301,997**	**701,275**	**63,401**	**197,090**	**93,203**	**236,982**	**590,676**
Total financial assets	**634,960**	**293,631**	**134,485**	**421,877**	**1,484,953**	**301,717**	**377,215**	**119,848**	**364,726**	**1,163,506**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 87,954 (R$ 91,248 at 12/31/2019), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 13,886 (R$ 8,544 at 12/31/2019) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.

(3) Net of payment to merchants of R$ 62,024 (R$ 69,050 at 12/31/2019) and the amount of liabilities from transactions related to credit assignments R$ 1,403 (R$ 2,451 at 12/31/2019).

(4) Includes R$ 34,822 (R$ 18,938 at 12/31/2019) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.119

Undiscounted future flows, except for derivatives which are fair value	09/30/2020					12/31/2019				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**353,392**	**155,271**	**23,043**	**309,059**	**840,765**	**266,690**	**69,367**	**20,555**	**211,531**	**568,143**
Demand deposits	127,827	-	-	-	127,827	82,306	-	-	-	82,306
Savings deposits	172,391	-	-	-	172,391	144,558	-	-	-	144,558
Time deposit	51,498	153,289	22,959	308,880	536,626	37,570	68,757	20,502	211,395	338,224
Interbank deposits	1,624	1,982	84	179	3,869	2,247	610	53	136	3,046
Other deposits	52	-	-	-	52	9	-	-	-	9
Compulsory deposits	**(37,072)**	**(18,683)**	**(2,731)**	**(29,468)**	**(87,954)**	**(38,576)**	**(14,067)**	**(4,110)**	**(34,495)**	**(91,248)**
Demand deposits	(7,210)	-	-	-	(7,210)	(4,412)	-	-	-	(4,412)
Savings deposits	(23,449)	-	-	-	(23,449)	(26,234)	-	-	-	(26,234)
Time deposit	(6,413)	(18,683)	(2,731)	(29,468)	(57,295)	(7,930)	(14,067)	(4,110)	(34,495)	(60,602)
Securities sold under repurchase agreements [(1)]	**298,137**	**8,935**	**6,386**	**16,171**	**329,629**	**246,499**	**6,509**	**5,218**	**17,585**	**275,811**
Government securities	217,210	4,942	3,617	16,144	241,913	200,499	344	1,720	17,553	220,116
Private securities	21,163	3,066	2,769	27	27,025	17,978	2,810	3,498	32	24,318
Foreign	59,764	927	-	-	60,691	28,022	3,355	-	-	31,377
Funds from acceptances and issuance of securities [(2)]	**2,712**	**38,230**	**37,897**	**71,278**	**150,117**	**4,335**	**47,697**	**39,505**	**67,435**	**158,972**
Loans and onlending obligations [(3)]	**10,875**	**72,148**	**7,612**	**7,289**	**97,924**	**6,368**	**65,182**	**6,259**	**7,462**	**85,271**
Subordinated debt [(4)]	**16**	**10,550**	**27,349**	**53,095**	**91,010**	**251**	**6,594**	**11,794**	**53,745**	**72,384**
Derivative financial instruments - Net position	**5,495**	**26,688**	**7,251**	**39,442**	**78,876**	**6,653**	**12,196**	**9,458**	**19,521**	**47,828**
Swaps	295	12,648	6,116	38,195	57,254	326	5,218	8,349	19,034	32,927
Option	1,048	8,172	824	596	10,640	3,668	4,567	571	255	9,061
Forward (onshore)	2,345	-	-	-	2,345	753	1	-	-	754
Other derivatives	1,807	5,868	311	651	8,637	1,906	2,410	538	232	5,086
Total financial liabilities	**633,555**	**293,139**	**106,807**	**466,866**	**1,500,367**	**492,220**	**193,478**	**88,679**	**342,784**	**1,117,161**

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

Off balance commitments	09/30/2020					12/31/2019				
	0 – 30	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial Guarantees	1,206	25,553	7,688	36,536	**70,983**	1,286	19,447	9,359	36,628	**66,720**
Commitments to be released	127,885	27,710	9,056	157,567	**322,218**	125,664	22,818	7,064	149,876	**305,422**
Letters of credit to be released	34,362	-	-	-	**34,362**	15,013	-	-	-	**15,013**
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	39	-	-	**39**	-	273	-	-	**273**
Total	**163,453**	**53,302**	**16,744**	**194,103**	**427,602**	**141,963**	**42,538**	**16,423**	**186,504**	**387,428**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.120

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	09/30/2020	12/31/2019
Available capital (amounts)		
Common Equity Tier 1	113,910	117,328
Tier 1	132,272	128,696
Total capital (PR)	146,894	140,596
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,068,739	891,300
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	10.7%	13.2%
Tier 1 ratio (%)	12.4%	14.4%
Total capital ratio (%)	13.7%	15.8%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.25%	2.5%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.25%	3.5%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The Basel Ratio reached 13.7% at 09/30/2020, 2.1 p.p. lower than at 12/31/2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level 1 and level 2 debts.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 61,395 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 24,046 (R$ 31,195 at 12/31/2019), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 09/30/2020 , fixed assets ratio reached 25.5% (27.9% at 12/31/2019), showing a surplus of R$ 35,984 (R$ 31,104 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.121

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of September 2020, totaling R$ 50,393.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance	
					09/30/2020	12/31/2019
Subordinated financial bills - BRL						
	-	2012	2020	111% of CDI	-	2
	-			IPCA + 6% to 6.17%	-	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,278	4,994
	20			IGPM + 4.63%	34	30
	2,333			**Total**	**5,326**	**5,089**
Subordinated euronotes - USD						
	990	2010	2020	6.20%	-	4,041
	1,000	2010	2021	5.75%	5,716	4,152
	730	2011	2021	5.75% to 6.20%	4,221	2,952
	550	2012	2021	6.20%	3,102	2,218
	2,600	2012	2022	5.50% to 5.65%	14,735	10,673
	1,851	2012	2023	5.13%	10,636	7,502
	7,721			**Total**	**38,410**	**31,538**
Debt instruments eligible as capital - USD						
	740	2019	2029	4.50%	4,242	-
	740			**Total**	**4,242**	-
Debt instruments eligible as capital - BRL						
	50	2019	2028	CDI + 0.72%	52	-
	2,280		2029	CDI + 0.75%	2,363	-
	2,330			**Total**	**2,415**	-
Total					**50,393**	**36,627**

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.122

RWA 09/30/2020 12/31/2019 Credit Risk—standardized approach 948,063 784,730 Credit risk (excluding counterparty credit risk) 776,410 690,474 Counterparty credit risk (CCR) 56,801 31,356 Of which: standardized approach for counterparty credit risk (SA-CCR) 35,054 16,523 Of which: other CCR 21,747 14,833 Credit valuation adjustment (CVA) 9,408 3,494 Equity investments in funds—look-through approach 5,564 7,669 Equity investments in funds—mandate-based approach 286 205 Equity investments in funds—fall-back approach 134 1,133 Amounts below the thresholds for deduction 99,460 50,399 Market Risk 27,884 25,002 Of which: standardized approach (RWAMPAD) 34,855 28,328 Of which: internal models approach (RWAMINT) 24,314 25,002 Operational Risk 92,792 81,568 Total 1,068,739 891,300 III – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas.

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity (1)			
	09/30/2020 (2)		12/31/2019	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	31	3	25	-
5% decrease	(35)	(3)	(37)	(1)
Risk-free Interest Rates				
0.1% increase	66	12	61	12
0.1% decrease	(71)	(13)	(63)	(12)
Conversion in Income Rates				
5% increase	(19)	-	20	-
5% decrease	19	-	(21)	-
Claims				
5% increase	-	(51)	-	(47)
5% decrease	-	51	-	47

(1) Amounts net of tax effects.

(2) The amounts shown in the tables express the position at 06/30/2020, since the actuarial calculations are made on a half-yearly basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.125

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 09/30/2020			01/01 to 09/30/2019		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	620	620	100.0	636	636	100.0
Individual accident	145	145	100.0	178	177	99.4
Credit life	424	424	100.0	743	742	99.9
Group life	702	702	100.0	733	733	100.0

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	09/30/2020		12/31/2019	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,871	(2.37)	5,495	(2.57)
National Treasury Notes (NTN-B)	7,089	(7.94)	8,675	(9.42)
National Treasury Notes (NTN-F)	82	(0.05)	-	-
National Treasury Bills (LTN)	704	(0.03)	-	-
Chile Government securities (BTU)	-	-	152	(0.04)
Private securities				
Indexed to IPCA	22	(0.01)	83	(0.01)
Indexed to PRE	88	(0.01)	142	(0.01)
Indexed to CLP	-	-	79	-
Indexed to CLF	-	-	6	-
Shares	**1,123**	**11**	**6**	**-**
Post-fixed assets	**2,533**	**-**	**2,297**	**-**
Under agreements to resell	**658**	**-**	**777**	**-**
Total	**18,170**		**17,712**	

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.126

b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	**Assets**	**09/30/2020**			**12/31/2019**		
		Liabilities amounts (1)	**Liabilities DU (2)**	**Assets DU (2)**	**Liabilities amounts (1)**	**Liabilities DU (2)**	**Assets DU (2)**
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,214	59.7	21.0	2,343	59.1	22.9
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	834	53.3	30.6	876	49.9	29.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	15	14.3	19.1	13	7.9	22.9
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	17	175.8	27.7	204	16.9	2.6
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	208.5	19.1	2	222.4	22.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	268	7.0	116.8	250	6.9	104.5
Subtotal	**Subtotal**	**3,350**			**3,688**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	93	110.6	79.2	89	126.2	82.6
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	19.2	28.5	13	11.1	20.8
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	54	19.2	28.5	47	11.1	20.8
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	22	19.2	28.5	22	11.1	20.8
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	349	19.2	28.5	318	11.1	20.8
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,060	110.6	79.4	2,781	126.2	82.8
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	201,628	168.8	54.7	204,394	180.6	57.0
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	5,780	192.6	101.3	5,099	199.8	110.1
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1,388	192.5	101.2	1,273	199.7	110.1
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	602	192.6	101.3	610	199.8	110.1
Subtotal	**Subtotal**	**212,988**			**214,646**		
Total technical reserves	**Total backing assets**	**216,338**			**218,334**		

(1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.

(2) DU = Duration in months.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.127

c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 59% (86% at 12/31/2019), Mapfre Re do Brasil Companhia de Resseguros with 21% and Austral Resseguradora S.A. with 20% (1% at 12/31/2019).

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 45%, Austral Resseguradora S.A. with 30% (40% at 12/31/2019), IRB Brasil Resseguros S.A. with 25% (30% at 12/31/2019) and General Reinsurance AG without % of interest in the current period (30% at 12/31/2019).

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	09/30/2020				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
Low	3,186	31,032	195,934	1,093	231,245
Medium	-	-	-	-	-
High	-	-	3	-	3
Total	**3,186**	**31,032**	**195,937**	**1,093**	**231,248**
%	**1.4**	**13.4**	**84.7**	**0.5**	**100.0**

(*) Includes Derivatives in the amount of R$ 1,237.

	12/31/2019				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
Low	3,027	31,342	197,940	-	232,309
Medium	-	-	2	-	2
High	-	-	-	-	-
Total	**3,027**	**31,342**	**197,942**	**-**	**232,311**
%	**1.3**	**13.5**	**85.2**	**-**	**100.0**

(*) Includes Derivatives in the amount of R$ 960.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 | F.128

Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. The Brazilian Government, through the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), has adopted measures to mitigate the impacts caused by COVID-19, such as: i) Resolution No. 4,782/20, and amendments made by Resolution No. 4,791/20 and Resolution No. 4,856/20, which established, for a determined period of time, criteria for characterization of loan operations; ii) Resolution No. 4,783/20 and Resolution No. 4,784/20, which establish specific criteria on the calculation of the Referential Equity and other impacts on capital; iii) Resolution No. 4,785/20, which authorizes the taking of Term Deposits with Special Guarantees (DPGE); iv) Resolution No. 4,786/20, which authorizes the BACEN to grant loan operations through a Special Temporary Liquidity Line, backed by debentures acquired in the secondary market; v) Resolution No. 4,787/20, which brings more flexibility of rules on the investment of funds raised through the issuance of Agribusiness Credit Bills (LCA); vi) Resolution No. 4,788/20, which brings more possibility for the banks the repurchase their own financial bills; vii) Resolution No. 4,795/20, which authorizes the BACEN to grant new loans through the acquisition of Financial Bills with guarantee in financial assets or securities; viii) Resolution No. 4,802/20, and amendments made by Resolution No. 4,807/20 and Resolution No. 4,816/20, which permitted the extension of maturities of rural credit operations of costing and investment, contracted by farmers and creates special credit lines; ix) Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy; x) Resolution No. 4,820/20, which establishes for a determined period of time, prohibitions of profit sharing and increase in the management members’ compensation; xi) Resolution No. 4,837/20, which regulates the sharing of chattel mortgage of properties in loan operations; xii) Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE); xiii) Resolution No. 4,846/20, which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); xiv) Resolution No. 4,847/20, which regulates the operations granted under the Emergency Credit Access Program in the modality of guarantee of receivables (Peac-Maquininhas) designated for individual micro-entrepreneurs, micro-companies and small companies; xv) Circular No. 3,990/20, and amendments made by Circular No. 3,992/20, which permits to carry out repurchase agreements in foreign currency by the BACEN; xvi) Circular No. 3,997/20 and Circular No. 4,001/20, which amend Circular No. 3,916/18, which establish and consolidated the rules for compulsory deposits on time deposits to establish deductions of requirements of compulsory deposits of installments related to financing granted under PESE and financial bills of repurchased own emission; xvii) Circular No. 4,024/20, Circular No. 4,026/20 and Circular No. 4,030/20, which reduce the FPR (risk weighting factor) of operations under programs implement to fight against the COVID-19 crisis; and xviii) Circular No. 4,033/20 and Circular No. 4,035, which amend Circular No. 3,975/20, which established the compulsory deposit on funds of savings accounts deposits, to establish a deduction of requirement of balance of loan operations for financing of working capital and balance in investments in DPGE of institutions not belonging to the same conglomerate and change the remuneration rule for deposits. Accordingly, by the date of this disclosure, ITAÚ UNIBANCO HOLDING has identified the following items with potential impact on its Profit or Loss, as well as on the estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increases in loan and financing operations, particularly to micro, small and middle-sized companies due to change in the macroeconomic scenario and measures adopted to mitigate the impacts of COVID-19 by authorities with the creation of programs such as PESE, the National Support Program for Micro and Small Companies (Pronampe), the Emergency Credit Access Program (Peac) and CGPE;

(b) increases in requests for renegotiations and extensions for loan operations as the economic situation changes. In addition, ITAÚ UNIBANCO HOLDING made available for clients actions to flexibilize payments, such as the Programs 60+ and Travessia; (c) impacts on the allowance for doubtful accounts, which may face increase in the default level due to the changes in the clients’ financial perspectives and visible deterioration of macroeconomic variables. The expected loss models are performed based on internal estimates, with the purpose of strengthening loan allowances; (d) effects in the impairment of financial assets, since there can be changes in the realization assumptions or discount rates, a reflex of changes in market financial and economic variables; (e) impacts on the pricing of its financial instruments arising from oscillations in rates and high volatility in the market prices, influencing the measurement of items assessed at fair value in their different levels; (f) impacts in funding operations, in view of the uncertainty of capital markets and possible increase in funding costs due to the reduction in the financial market liquidity. With the purpose of mitigating the system’s liquidity risk, the BACEN made available to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee; (g) effects of deferred income tax and social contribution: there may be an increase in deductible temporary differences, tax loss and social contribution loss carryforwards for offset, and recognition and realization will depend on the projection of future taxable income, which may be affected by the development of the pandemic, should it be extended for a long period of time; (h) defined benefit pension plans: the discount rate used to determine the present value of post-employment benefits may be affected by the change in the interest rate of government securities, as well as the fair value of the plan assets; and (i) increase in technical provisions for insurance and reduction of private pension plans contributions: due to the COVID-19 pandemic, an increase may occur in the number of claims related to personal insurance, as well as reduction in the volume of contributions by participants of private pension plans. Additionally, in view of the economic crisis, there may be an increase in the advanced redemptions of private pension plans, thus reducing revenues related to the funds management fee. The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss – Securities, 6 – Derivatives, 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities, 10 – Loan and Lease Operations Portfolio, 17 – Securities sold under repurchase agreements and interbank and institutional market funds, 24 – Taxes, 26 – Post-employment benefits, 27 – Insurance contracts and private pension and 28 – Fair Value of Financial Instruments. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Approximately 97% of employees in the central management, service centers and digital branches are working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. With the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our President and CEO Candido Bracher communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed.

The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees' mobility.

b) A R$1 billion donation for the novel Coronavirus relief efforts in Brazil

In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative "Todos pela Saúde" (All for Health) from the donation of R$ 1 billion, aiming at combating the novel Coronavirus and its effects on Brazilian society. "Todos Pela Saúde" will operate based on four axes of action: Informing, Protecting, Caring, and Resuming.

Note 34 –Subsequent Event

On November 03, 2020, ITAÚ UNIBANCO HOLDING disclosed Material Fact, available on the website www.itau.com.br/investor-relations , informing its shareholders and the market in general that it has been holding internal discussions about the future of its investment in XP Inc. ("XP"), a company based in the Cayman Islands and listed on Nasdaq. In this context, ITAÚ UNIBANCO HOLDING informed it is at an advanced stage of analyzing and discussing the possibility of segregating this business line from the conglomerate into a new company, by spinning-of companies from the forementioned conglomerate with part of its equity, represented by shares which are equivalent of 41.05% of XP's capital, into the new company. After the spin-off, ITAÚ UNIBANCO HOLDING´s shareholders would receive an equity interest in the new company, whose only asset would be the business line represented by these shares of XP. The new company would be listed on the stock exchange and would become part of the XP Shareholders' Agreement. If ITAÚ UNIBANCO HOLDING finally decides to move forward with this plan, it would not take place before December 31, 2020.

This study also provides for the possibility of selling the remainder of the shares issued by XP held by ITAÚ UNIBANCO HOLDING, corresponding to 5% of XP's share capital, in order to monetize part of its investment, which would generate an increase in the Basel III Common Equity Tier I Capital. Such sale, if completed, and depending on the applicable market conditions, would be implemented through one or more public offers on Nasdaq or any other stock exchange on which XP has its shares or depositary receipts listed.

These transactions still depend on the approval of the ITAÚ UNIBANCO HOLDING's Board of Directors, which will assess in detail the applicable conditions and their respective effects. Any new decision, negotiation or transaction related to the ITAÚ UNIBANCO HOLDING's stake in XP will be promptly communicated to the market, as established in ITAÚ UNIBANCO HOLDING's Material Fact Disclosure Policy and in the Brazilian Exchange Commission (CVM) Instruction No. 358/02.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2020 F.131